Form 10-K, Exhibit 13
period 1994-12-31
HBO & CO
filed 1995-03-17
CIK 310377

TABLE OF CONTENTS

Company Profile                                       1
- ---------------------------------------------------------

Product Portfolio                                     2
- ---------------------------------------------------------

Financial Highlights and
1994 Organizational Highlights                        3
- ---------------------------------------------------------

The Many Faces of Commitment
(Letter to Stockholders)                              4
- ---------------------------------------------------------

Commitment to Technology                              6
- ---------------------------------------------------------

Commitment to Service                                 8
- ---------------------------------------------------------

Commitment to the Future                             10
- ---------------------------------------------------------

Financial Report                                     12
- ---------------------------------------------------------

Stockholder Information                              28
- ---------------------------------------------------------

Board of Directors and
Corporate Officers                                  IBC
- ---------------------------------------------------------

HBO & Company Offices                              Back
- ---------------------------------------------------------

COMPANY PROFILE

HBO & COMPANY (HBOC) IS A HEALTHCARE INFORMATION SOLUTIONS COMPANY THAT
PROVIDES INFORMATION SYSTEMS AND TECHNOLOGY FOR THE HEALTH ENTERPRISE -- HOSPITALS, INTEGRATED DELIVERY NETWORKS AND MANAGED CARE ORGANIZATIONS. THE COMPANY OFFERS PRODUCTS AND SERVICES TO MEET VIRTUALLY EVERY NEED THE ENTERPRISE HAS FOR INFORMATION, WHETHER PATIENT CARE, CLINICAL, FINANCIAL OR STRATEGIC MANAGEMENT.

HBOC serves healthcare organizations of almost every size, from 100-bed community hospitals to multifacility health systems. The Company's primary markets are the United States, Canada and United Kingdom. Through licensing and marketing agreements with other firms, some HBOC products are also available in other parts of the world, including Australia, New Zealand and the Middle East.

The Company's offerings are based on a strategic mix of applications, technologies and services that support today's dramatic restructuring of the healthcare delivery system. This product/service mix meets the needs of healthcare organizations in three key areas: building an information infrastructure, improving clinical practice and managing the enterprise.

HBOC's comprehensive local, metropolitan and wide area network services and its client/server-based Pathways 2000-TM- family of applications provide the key elements for integrating and uniting providers across the continuum of care and establish the infrastructure necessary for a lifelong patient record. Its hospital-based STAR, Series and HealthQuest[REGISTERED TRADEMARK] transaction systems and TRENDSTAR[REGISTERED TRADEMARK] decision support system -- along with the clinician-focused Pathways 2000 products -- help improve the delivery of health services to the entire community. The Pathways 2000 resource scheduling and managed care solutions and QUANTUM[REGISTERED TRADEMARK] enterprise information system support the critical business functions necessary to manage today's emerging health networks. In addition, agreements and alliances with business partners allow HBOC to offer a broad variety of complementary applications and technology, such as a physician practice management system.

Wrapped around these offerings is a full set of services that includes planning, implementation and support, plus education and training. HBOC also offers a range of outsourcing services that includes strategic information systems planning, data center operations, receivables management, business office administration and major system conversions.

PRODUCT PORTFOLIO

INFRASTRUCTURE
- ------------------------------
INTEGRATING AND UNITING PROVIDERS ACROSS THE CONTINUUM OF CARE

                                   Pathways Interface Manager
                                   Pathways Health Network Server
                                   Pathways Health Network Management
                                   Network technologies and services



IMPROVED CLINICAL PRACTICE
- ------------------------------
STREAMLINING CARE TO ELEVATE PATIENT AND HEALTH STATUS

                                   STAR hospital information systems
                                   Series hospital information systems
                                   HealthQuest hospital information systems
                                   TRENDSTAR decision support
                                   Pathways Care Manager
                                   Pathways Clinical Workstation

ENTERPRISE MANAGEMENT
- ------------------------------
CRITICAL BUSINESS FUNCTIONALITY FOR EMERGING HEALTH NETWORKS

                                   Pathways Healthcare Scheduling
                                   Pathways Managed Care
                                   Pathways Contract Management
                                   QUANTUM enterprise information system

Financial Highlights

FROM CONTINUING OPERATIONS
(000 Omitted Except for Per Share Data and Employees)




                                                   1994           1993           1992           1991           1990
Revenue                                      $  327,201     $  250,791     $  214,954     $  177,775     $  179,704
Operating Income(Loss)                       $   48,020     $   32,166     $   21,573     $   (2,496)    $   12,138
Net Income (Loss)                            $   28,159     $   18,819     $   13,758     $   (2,447)    $    8,194
Fully Diluted Earnings (Loss) Per Share      $      .85     $      .58     $      .43     $     (.08)    $      .27
Total Assets                                 $  233,877     $  131,157     $  113,842     $  108,285     $  127,758
Long-Term Debt and Other Liabilities         $    1,397             --             --     $   20,010     $   37,457
Stockholders' Equity                         $   91,475     $   57,575     $   47,727     $   24,692     $   28,339
Employees at Year-End                             2,383          2,043          1,865          1,691          1,817
Revenue Per Average Number of Employees      $      148     $      128     $      121     $      101     $      105
                                             ----------
                                             ----------


All prior period amounts have been restated to reflect the acquisition of Serving Software, Inc.


1994 Organizational Highlights

- -    Acquired IBAX Healthcare Systems, a supplier of hospital transaction systems that run on the IBM AS/400 and mainframe platforms.

- -    Acquired Serving Software, Inc., a leading developer of scheduling and resource management systems.

- -    Acquired Care 2000, Inc., a developer of enterprisewide case management methodologies.

- -    Transferred assets and 90-person staff of North East Thames Regional Health
     Authority to HBOC's United Kingdom operations.

- -    Assumed ownership of Unisys Corporation's PRN (Professional Resource
     Network) product line and related Charlotte, N.C., data center operations.

- -    Entered alliance with Scientific Data Management to market its physician practice management system.


STOCK HIGH AND LOW CLOSING PRICES

                    Low       High
1994               $20.75    $36.13
1993               $ 8.44    $23.00
1992               $ 4.88    $12.88


REVENUE (000 Omitted)

1994                         $327,201
1993                         $250,791
1992                         $214,954

All prior period amounts have been restated to reflect the acquisition of Serving Software, Inc.


FULLY DILUTED EARNINGS PER SHARE

1994                         $.85
1993                         $.58
1992                         $.43

All prior period amounts have been restated to reflect the acquisition of Serving Software, Inc.

TO OUR STOCKHOLDERS

THE MANY FACES OF COMMITMENT

ONE WORD SUMS UP 1994 FOR HBO & COMPANY -- GROWTH. NOT JUST GROWTH IN AN AREA OR TWO, BUT AN ALL-ENCOMPASSING GROWTH THAT NETTED US SIGNIFICANT INCREASES IN CUSTOMERS, EMPLOYEES, PRODUCTS, MARKET SHARE, REVENUE AND EARNINGS PER SHARE.

When a company experiences the kind of growth that HBOC had in 1994, a question that often arises is: What is the company's commitment to supporting all the customers and products now in its solution set? And even more important, how will the company do it?

Obviously, commitment has many faces. It has to do with the will to do something and the ability to carry out that will. It also has to do with involvement -- with customers, employees and stockholders -- and it has to do with trust.

Our customer base now includes not only organizations with a variety of computer hardware -- Data General, Digital, Hewlett-Packard and IBM -- but customers in Canada, the United Kingdom, Australia, New Zealand and other parts of the world that have unique information system requirements.

"OUR COMMITMENT IS TO PROTECT THE CONSIDERABLE INVESTMENT ALL OUR CUSTOMERS HAVE MADE"

That means that enhancements to our STAR, Series and HealthQuest "core" product lines will continue to receive high priority -- including moving them to a Windows-based

CHARLES W. MCCALL
PRESIDENT &
CHIEF EXECUTIVE OFFICER
environment. We will strive to make these products "best of breed" either through development or acquisition. This was the impetus for our acquisition of Advanced Laboratory Systems, Inc., in February 1995 that not only strengthens our laboratory systems offerings but also allows us to address a broader spectrum of laboratory requirements.

Both the core products and our new Pathways 2000 product line are built in an open systems environment that allows for complete "vendor neutrality" with respect to core products. HBOC"s guiding principle in any development effort is to seek or develop applications that -- through their design and technologies -- enhance the use of the computer throughout the health system.

Beyond our customers, our commitment to HBOC's employees is to offer a stimulating environment for continually stretching the boundaries of their knowledge and skills and a structure for effective continuous quality improvement. And our commitment to our stockholders is to build a solid foundation for investment that provides a steady, reasonable return over many years.

HBO & Company is prepared to carry out its commitment by keeping pace with both the healthcare industry that it serves and the computer industry through which it provides information tools and technology. We will continue to provide the best solutions we can and to strive to use our resources -- financial and human -- in the most effective manner possible. In today's world, this means constantly re-evaluating, readjusting and fine-tuning.

The following pages set out some of the other faces of commitment -- the specific aspects of HBOC's commitment to providing the products and services necessary to daily serve our customers well while remaining a dynamic company into the future.

"WE WILL PROVIDE THE BEST SOLUTIONS WE CAN AND USE OUR RESOURCES IN THE MOST EFFECTIVE MANNER POSSIBLE."


Charles W. McCall
President & CEO
February 23, 1995

COMMITMENT
      TO TECHNOLOGY

FROM HIGH-TECH BEDS AND MONITORS TO PRECISION IMAGING AND LASER SURGERY, MEDICAL TECHNOLOGY HAS REVOLUTIONIZED HEALTHCARE. NOW INFORMATION TECHNOLOGY IS TAKING ITS PLACE AS A CRITICAL ELEMENT IN A NEW REVOLUTION THAT IS EXTENDING THE DELIVERY OF CARE BEYOND THE TRADITIONAL REALM OF THE ACUTE-CARE HOSPITAL.

Whether healthcare reform will ever come from Washington is questionable. But healthcare organizations themselves are changing -- although not all in the same way. Some organizations are concentrating efforts on developing alliances among hospitals or with physicians; others are working on building "alternative care" networks that include everything from wellness services to long-term home care. But they're all still headed toward an environment in which the health of the population will be managed over a lifetime based on defined standards of care delivered by a variety of providers.

The success of such highly integrated networks of care is dependent on one key thing -- effectively managing information. This requires applying the latest technologies to current departmental transaction systems to enhance user interaction. It requires distributing data, image and voice throughout the enterprise over local,

THE SUCCESS OF SUCH HIGHLY INTEGRATED NETWORKS OF CARE IS DEPENDENT ON EFFECTIVELY MANAGING INFORMATION.

metropolitan and wide area networks. And it requires client/server-based systems and industrial-strength data-bases that process and store large volumes of data necessary for the development of the computer-based patient record.

Many of HBOC's core products take advantage of Reduced Instruction Set Computing
(RISC) technology on the UNIX operating system, which has increased computing power while decreasing processing costs. While integration of HBOC products within each product line can provide substantial benefits, they individually remain able to support transactions to and from "foreign" systems that comply with the HL7 industry standard.

HBOC's networking technologies provide the transmission medium for the tremendous volumes of data needed throughout the enterprise. Local area networks, using fiber-optic cabling, support the interconnection of departments within a facility. Metropolitan and wide area networks use telephone lines, microwave, infrared, laser or radio to connect remote users and provide data, voice and conferencing capabilities.

The Pathways 2000 products are a new generation of client/server-based systems through which users access multimedia capabilities on sophisticated workstation PCs. This use of graphically oriented presentation tools allows caregivers to "navigate" through systems with the help of icons, visual metaphors and layered windows. By employing state-of-the-art application development tools, artificial intelligence and expert systems, HBOC product developers continue to make strides toward dramatically cutting the time between solution conception and delivery.

HBOC PRODUCT DEVELOPERS CONTINUE TO MAKE STRIDES TOWARD DRAMATICALLY CUTTING THE TIME BETWEEN SOLUTION CONCEPTION AND DELIVERY.

COMMITMENT
     TO SERVICE

IF TECHNOLOGY IS THE DRIVING FORCE IN HEALTHCARE, SERVICE IS THE FOUNDATION. AND IN TODAY'S WORLD, SERVICE IS OFTEN THE CRITICAL DIFFERENTIATOR.

When it comes to service, flexibility is key. Many healthcare organizations want to assume as much of the responsibility for installing, implementing and managing their own systems as possible. Still others, with fewer in-house resources, require greater support.

With the impending release of its Pathways 2000 products, HBOC developed a new suite of services that help make customers as independent as possible while providing just the right level of support. Each service package offers a mix of enabling tracks -- whereby HBOC provides guidance for organizations to implement their own systems -- plus service offerings that provide specific support. These offerings include offsite system management and a range of outsourcing services, from short-term transition management to full-scale data center operations. HBOC has also developed an Information Services Organization that plans, provides and manages all of a hospital's information technology resources to support integrated health networks.

Other HBOC product lines have initiated fast-track implementation approaches or have improved existing service and support processes. For example, customer services for the STAR product line has repackaged its service methodology to take into account the level of sophistication as well as the ability and willingness of each customer to assume responsibility for various implementation tasks. In addition, HBOC's Connect Technology Group is building a high-speed digital network that provides new ways to deliver service faster and more cost-effectively.

HBOC SERVICES HELP MAKE CUSTOMERS AS INDEPENDENT AS POSSIBLE WHILE PROVIDING JUST THE RIGHT LEVEL OF SUPPORT.

Education is a big part of any HBOC service package. A combination of formal classroom instruction and computer-based training provides a comprehensive program for helping healthcare organizations get up and running on their systems as quickly as possible and then keeping them current on system enhancements and new modules. And as an added measure of reassurance, when a call comes in, HBOC's support staff uses sophisticated online tracking systems to provide the fastest problem resolution possible.

But sometimes it's not what is provided but how it's provided. Just as no amount of technology can dry the tears of an injured child, no amount of technology can overcome the apprehension of a hospital staff getting ready to switch to a new computer program. Although technology can help mitigate both circumstances, it's the human touch that re-establishes a sense of well-being.

That's where HBOC truly differentiates itself -- in the commitment of its people to deliver increasingly better products and services and to ensure that if something's wrong, they'll work to make it right.

HBOC TRULY DIFFERENTIATES ITSELF IN THE COMMITMENT OF ITS PEOPLE TO DELIVER INCREASINGLY BETTER PRODUCTS AND SERVICES.

COMMITMENT
     TO THE FUTURE

THE FUTURE OF HEALTHCARE ISN'T ABOUT GETTING SICK - IT'S ABOUT STAYING HEALTHY, AT THE LOWEST POSSIBLE COST.

- -    It isn't being stricken with disease and spending a lifetime fighting off symptoms. It's identifying risk factors and then setting up a proactive treatment plan managed by a primary care provider.

- -    It isn't waiting for someone to show up at the hospital and then requesting a battery of information. It's "enrolling" people at birth and adding to information about them as they visit physicians' offices and clinics -- or receive care at home -- throughout their lives.

- -    It isn't jotting notes on a paper chart and sticking it in a file folder.
     It's turning clinical observations and assessments into data, and storing the information in a repository that is instantly accessible wherever needed.

- -    It isn't treating a person based on the physician's customary procedures.
     It's guiding treatment according to rigorously tested benchmarks that work to ensure the highest quality of care for the lowest cost.

- -    It isn't seeing a patient with an unusual set of symptoms and wondering where to turn for help. It's accessing worldwide medical knowledge bases online to assist clinical decision-making.

- -    It isn't submitting bills for a patient's hospital stay and receiving full reimbursement. It's agreeing upfront to maintain health for a negotiated rate based on an assessment of risk for a pool of "covered lives."

THE NEW AND DIFFERENT WAYS THAT PROVIDERS MAY SERVE THE HEALTH NEEDS OF A GLOBAL POPULATION IN THE FUTURE GO ON AND ON.

The new and different ways that providers may serve the health needs of a global population in the future go on and on. As in other aspects of our lives, the possibilities are bounded only by our imagination and the resources we have available to transform possibility into reality.

It is obvious, however, that information technology will play an essential role. Every advance in health delivery will be accompanied by a need to distribute greater volumes of information and to better manage that information.

In essence, the future of healthcare is where technology and service converge on a higher plane to take the industry into a new dimension. Whether through the development of its own systems or in partnership with other information systems software and technology providers, HBO & Company is well-positioned for the future. Commitment is what makes it so.

THE FUTURE OF HEALTHCARE IS WHERE TECHNOLOGY AND SERVICE CONVERGE ON A HIGHER PLANE TO TAKE THE INDUSTRY INTO A NEW DIMENSION.

FINANCIAL REPORT



Five-Year Selected Financial Information                              13
- ---------------------------------------------------------------------------

Financial Review                                                      14
- ---------------------------------------------------------------------------

Revenue from Continuing
Operations by Business Unit                                           17
- ---------------------------------------------------------------------------

Condensed Consolidated
Quarterly Statements of Income                                        18
- ---------------------------------------------------------------------------

Consolidated Statements of Income                                     19
- ---------------------------------------------------------------------------

Consolidated Balance Sheets                                           20
- ---------------------------------------------------------------------------

Consolidated Statements of
Stockholders' Equity                                                  21
- ---------------------------------------------------------------------------

Consolidated Statements
of Cash Flows                                                         22
- ---------------------------------------------------------------------------

Notes to Consolidated
Financial Statements                                                  23
- ---------------------------------------------------------------------------

Common Stock Data                                                     27
- ---------------------------------------------------------------------------

Report of Independent Public Accountants                              28
- ---------------------------------------------------------------------------

FIVE-YEAR SELECTED FINANCIAL INFORMATION
                                                      FROM CONTINUING OPERATIONS


For the Years Ended December 31
- -------------------------------------------------------------------------------
(000 Omitted Except for %s, Per Share Data, Ratios, Stockholders and Employees)
                                                             1994           1993          1992            1991           1990
OPERATIONS
  Revenue                                             $   327,201    $   250,791    $   214,954     $  177,775     $  179,704
  Operating Income (Loss)                             $    48,020    $    32,166    $    21,573     $   (2,496)    $   12,138
  Income (Loss) Before Income Taxes                   $    46,989    $    31,497    $    21,020     $   (3,759)    $   12,005
  Net Income (Loss)                                   $    28,159    $    18,819    $    13,758     $   (2,447)    $    8,194
                                                      -----------    --------------------------------------------------------
AS A PERCENT OF REVENUE
  Operating Income (Loss)                                     15%            13%            10%            (1%)            7%
  Income (Loss) Before Income Taxes                           14%            13%            10%            (2%)            7%
  Net Income (Loss)                                            9%             8%             6%            (1%)            5%
                                                      -----------    --------------------------------------------------------

PERCENT CHANGE FROM PRIOR YEAR
  Revenue                                                     30%            17%            21%            (1%)            0%
  Operating Income (Loss)                                     49%            49%           964%          (121%)          (47%)
  Income (Loss) Before Income Taxes                           49%            50%           659%          (131%)          (48%)
  Net Income (Loss)                                           50%            37%           662%          (130%)          (47%)
                                                      -----------    --------------------------------------------------------

SHARE INFORMATION
  Weighted Average Shares Outstanding (Fully Diluted)      33,106         32,718         32,296         28,654         29,720
  Stockholders of Record                                    1,563          1,550          1,711          1,781          1,851
  Fully Diluted Earnings (Loss) Per Share              $      .85     $      .58      $     .43     $     (.08)     $     .27
  Cash Dividends Per Share                             $      .16     $      .15      $     .15     $      .15      $     .15
  Book Value at Year-End Per Share                     $     2.88     $     1.86      $    2.91     $     1.63      $    1.94
  Closing Stock Price Per Share - High                 $    36.13     $    23.00      $   12.88     $     5.81      $    7.50
                                - Low                  $    20.75     $     8.44      $    4.88     $     2.50      $    2.00
                                                      -----------    --------------------------------------------------------

CAPITALIZED SOFTWARE
  Research and Development Expenditures               $    38,608    $    30,890    $    26,230     $   25,055    $    22,452
  Capitalized Software Expenditures                   $     9,680    $     7,462    $     6,134     $    5,484    $     3,286
  Research and Development Capitalization Rate                25%            24%            23%            22%            15%
  Amortization of Capitalized Software                $     5,487    $     3,654    $     2,924     $    2,749     $     2,536
                                                      -----------    --------------------------------------------------------

FINANCIAL RATIOS
  Gross Margin                                                47%            47%            45%            44%            45%
  Return on Average Stockholders' Equity                      38%            39%            39%           (11%)           30%
  Effective Income Tax Rate                                   40%            40%            35%            35%            32%
  Current Ratio                                              .9:1          1.3:1          1.3:1          1.3:1          1.4:1
  Long-Term Debt to Stockholders' Equity                       --             --             --           .8:1          1.3:1
  Price-to-Earnings Ratio - High                               43             40             30             --             28
                          - Low                                24             15             11             --              7
                                                      -----------    --------------------------------------------------------

FINANCIAL POSITION AT YEAR-END
  Cash and Cash Equivalents                           $     5,825     $   25,777    $     8,922    $     2,781    $     2,141
  Working Capital                                     $    (8,719)    $   18,037    $    18,304    $    18,038    $    19,254
  Total Assets                                        $   233,877     $  131,157    $   113,842    $   108,285    $   127,758
  Long-Term Debt and Other Liabilities                $     1,397     $       --    $        --    $    20,010    $    37,457
  Stockholders' Equity                                $    91,475     $   57,575    $    47,727    $    24,692    $    28,339
                                                      -----------    --------------------------------------------------------

OTHER FINANCIAL INFORMATION
  Employees at Year-End                                     2,383          2,043          1,865          1,691          1,817
  Revenue Per Average Number of Employees              $      148      $     128     $      121    $       101    $       105
                                                      -----------    --------------------------------------------------------
                                                      -----------

All prior period amounts have been restated to reflect the acquisition of Serving Software, Inc.

FINANCIAL REVIEW

GENERAL
HBO & Company enjoyed another record year in 1994. Earnings per share reached a record $.85, a 47% increase over 1993 earnings per share of $.58. The Company's revenue of $327.2 million represented the third consecutive year of record revenue and was 30% higher than 1993. As a result of acquisitions and internal growth, HBOC now has almost 2,100 customers in the United States and abroad compared to roughly 1,000 at the end of 1993. This makes the Company the leader in healthcare information systems in terms of market share.

HBOC made three strategic acquisitions in 1994. During the second quarter, the Company purchased IBAX Healthcare Systems (IBAX), a partnership of IBM and Baxter Healthcare. This transaction added roughly 475 new customers to the HBOC family and, with the Series 4000 product line, gave the Company a large presence in the IBM AS/400 market. During the third quarter, the Company completed the acquisition of Serving Software, Inc., a Minneapolis-based developer of healthcare enterprise resource management software. Since this transaction was accounted for as a pooling of interests, all prior period financial information has been restated and management's discussion of results is based on restated figures. In December, the Company acquired Care 2000, Inc., an Atlanta-based firm specializing in case management methodologies. These acquisitions, together with several new marketing arrangements, made 1994 a year of growth and change.

The Company's revenue growth resulted from success in selling HBOC enterprisewide healthcare information system products capable of handling the complex needs of the evolving healthcare market. HBOC's customers continued to find value in the advanced functionality inherent in the Company's core applications, such as the STAR products. At the same time, they acted on the need to make better use of vast quantities of information by purchasing TRENDSTAR decision support products at a strong rate.

Perhaps most importantly, the Company was able to successfully introduce its new set of Pathways 2000 enterprise solutions to the marketplace. It is these products that allow the HBOC vision to become a reality: strong transaction-based systems that populate an enterprisewide clinical and financial data repository that can be accessed from a variety of advanced client/server-based applications. In addition, the Company's revenue growth was accelerated by the contribution of the Series product line added as a result of the IBAX acquisition.


REVENUE PER EMPLOYEE (000 Omitted)
- ----------------------------------
1994                  $148
1993                  $128
1992                  $121

Operating expense grew at a slower rate than revenue as a result of the Company's continued focus on cost controls and productivity enhancements. HBOC was successful in driving costs out of newly acquired businesses by capitalizing on the synergies created when the organizations combined. The Company also set a record for revenue per average number of employees of $148,000, up from $128,000 in 1993 and $121,000 in 1992.

HBOC generated $39.4 million of cash flow from operations in 1994 that, combined with the strong cash balance of $25.8 million at December 31, 1993, enabled the Company to invest in strategic acquisitions totalling $42.3 million (net of cash acquired), capitalize software development efforts of $9.7 million, make capital expenditures totalling $5.7 million and purchase a facility in Texas for $2.7 million. Because of strong cash flow in the fourth quarter, the Company was able to repay almost all bank debt associated with the acquisitions before year-end.

RESULTS OF OPERATIONS

The following table presents as a percent of revenue certain categories included in the Company's consolidated statements of income for 1992-1994:


                                              1994      1993      1992
Revenue                                       100%      100%      100%
Operating Expense:
     Cost of Operations                        53%       53%       55%
     Marketing                                 13%       14%       12%
     Research and Development                   9%        9%        9%
     General and Administrative                10%       11%       14%
                                              ----      --------------
Operating Income                               15%       13%       10%
                                              ----      --------------
Net Income                                      9%        8%        6%
                                              ----      --------------
                                              ----

Revenue for 1994 increased 30% over 1993 due to both internal growth and acquisitions. Strong software license fee revenue, growth in recurring maintenance and support contracts, heavy implementation activity and growth from new outsourcing business all contributed to overall growth. Revenue from software license fees increased 58% due to the success of the Company's new Pathways 2000 family of enterprise solutions and solid

FINANCIAL REVIEW

revenue from STAR applications. The new Series product line also contributed strongly to software revenue growth. The TRENDSTAR line of decision support products enjoyed a tremendous year as hospitals continued to invest in products designed to help them better understand the cost of providing care. Revenue from software maintenance and support contracts increased 69% in 1994 over 1993 due to growth in HBOC's customer base by more than 1,000 customers and as a result of the installation of additional products in the Company's existing customer base. Revenue from implementation services grew 18% as the Company's implementation teams, particularly in the Series and STAR groups, worked on the backlog of sold business. Revenue from outsourcing services grew 30%, primarily due to growth in the Company's successful outsourcing businesses in the United Kingdom.

For 1993, revenue increased 17% over 1992 as a result of strong STAR system sales and installations, the addition of outsourcing customers, continued growth in networking technology sales and increased demand for decision support software products. HealthQuest revenue decreased slightly as customers waited for new releases of several products.

HBOC entered 1995 with a strong backlog. At December 31, 1994, future contracted outsourcing service fees totalled $75.2 million. Contracted software and hardware fees not yet delivered and installed totalled $28.4 million.
Future payments from systems sold under monthly service fee agreements total $11.6 million for future years. HBOC also derives a large portion of its revenue from renewable software maintenance and support contracts and from implementation services.

Cost of operations as a percent of revenue remained stable at 53% for both 1994 and 1993. Personnel-related expense has grown as HBOC has added implementation and support staff to service its growing customer base, although cost of operations salaries as a percent of revenue have actually decreased. Software royalty expense increased as a result of the success of Pathways Care Manager, the Company's nursing solution; Pathways Health Network Server, the Company's enterprisewide database repository; and the addition of the Series product line. Amortization expense increased as a result of higher amortization of capitalized software as new products were released and amortization of the customer lists acquired from IBAX Healthcare Systems. Hardware and software maintenance expense increased primarily for support of customers' third-party business partner products.

Cost of operations expense dropped to 53% of revenue in 1993 from 55% of revenue in 1992 due to the move of approximately 50 employees into marketing roles and improved productivity of implementation personnel. Hardware, personnel and consulting costs were higher in 1993 compared to 1992 due to a higher volume of installations and new outsourcing contracts.

Marketing expense as a percent of revenue decreased to 13% in 1994 from 14% in 1993. Marketing expense increased in total primarily in the area of personnel-related expense that included salaries, commissions and travel. The addition of the Series sales force drove these expenses higher. The increase in marketing expense as a percent of revenue to 14% in 1993 from 12% in 1992 was a result of the move of approximately 50 employees into marketing roles and increased commissions due to higher sales volume.

Research and development (R&D) expense as a percent of revenue remained constant at 9% in 1994, 1993 and 1992. R&D expense increased in total in 1994 primarily as a result of higher personnel-related expenses that were partially offset by a higher R&D capitalization rate. HBOC capitalized 25% of its R&D costs in 1994, up slightly from 24% in 1993 and 23% in 1992. The increase in the capitalization rate reflects the effort spent bringing the Company's new suite of Pathways 2000 products to market.


RESEARCH AND DEVELOPMENT SUMMARY



(000 Omitted Except for %s)                   1994      1993      1992
Total R&D Expenditures                    $ 38,608  $ 30,890  $ 26,230
     Less Capitalized R&D                   (9,680)   (7,462)   (6,134)
                                          --------  ------------------
Reported R&D Expense                      $ 28,928  $ 23,428  $ 20,096
Capitalization Rate                            25%       24%       23%
                                          --------  ------------------
                                          --------

General and administrative expense as a percent of revenue decreased slightly in 1994 compared to 1993. Total general and administrative expense increased, although at less than the rate of revenue growth. Assets added through the Company's acquisitions resulted in higher depreciation and amortization expense. Facilities-related expenses have increased in total due to the IBAX acquisition, but the Company is continuing to take steps to maximize productive use of space and equipment. Employee benefit expense has increased due to the growth in the number of employees. General and administrative expense for 1993 declined in total and as a percent of revenue compared to 1992, primarily as a result of lower salary expense, rent and bonuses due to compensation plan restructuring and expense controls.

FINANCIAL REVIEW


OPERATING INCOME AS A % OF REVENUE
1994                    15%
1993                    13%
1992                    10%

Total operating expense as a percent of revenue continued to show a downward trend, which has improved operating income as a percent of revenue to 15% in 1994 from 13% in 1993 and 10% in 1992.

The effective tax rate remained stable at 40% in both 1994 and 1993, up from 35% in 1992 due to deferred tax adjustments in 1992 and tax law changes in 1993.

Weighted average shares outstanding has gradually increased between 1992 and 1994 due to shares issued under employee stock option and purchase programs and the dilutive effect of stock options outstanding.

HBOC is affected by inflation through increased salaries, benefits and other operating and administrative expenses. To the extent permitted by the marketplace, the Company attempts to pass on increased costs by periodically increasing prices of products and services. Both service and software maintenance and support agreements contain clauses allowing the Company to increase fees annually to reflect changes in costs. Other products and services are generally contracted for short periods and are therefore not exposed to inflationary pressure.

LIQUIDITY AND CAPITAL RESOURCES

HBOC finished 1994 with strong cash flows from operations, a low delinquency rate on receivables and no long-term debt.

For the year ended December 31, 1994, HBOC generated $39.4 million of cash from operating activities and $1.1 million from financing activities, and used $60.4 million in investing activities (including $42.3 million for acquisitions, net of cash acquired, $9.7 million for capitalized software development and $5.7 million for capital expenditures), resulting in a cash decrease of $20 million.

During the third and fourth quarters of 1994, the Company was able to repay almost all bank debt associated with the IBAX acquisition because of strong cash flow from operations.

Trade receivables greater than 90 days old were 4% of total trade receivables at December 31, 1994. With acquisition-related integration substantially complete, management believes there is sufficient focus on receivables to continue to generate significant positive cash flows from operations.

Current liabilities increased by $27 million more than current assets, pushing the current ratio down to .9:1 from 1.3:1 at the end of 1993. Most of the growth in current assets relates to receivables that have grown due to the IBAX and Serving Software acquisitions and higher sales volume. Approximately 47% of the growth in current liabilities was due to growth in deferred revenue, primarily related to Series software maintenance and support contracts, and approximately 32% was due to growth in accounts payable and accrued expenses.

The Company has access to several financing sources, including $20 million available at December 31 under a three-year revolving credit facility, $5 million under a committed, unsecured line of credit and $5 million under an uncommitted, unsecured line of credit.

HBOC is well-positioned to continue generating positive cash flows from operations and has access to financing sources that will give the Company the flexibility necessary to increase efficiency, enhance quality and make strategic investments to promote growth.

REVENUE FROM CONTINUING OPERATIONS BY BUSINESS UNIT

1994
(000 Omitted Except for %s)


                                                      Outsourcing  Amherst                      Connect
                                                       Services    Product   International     Technology
                                    North America*      Group       Group        Group           Group           Total    Percent
                                    ---------------------------------------------------------------------
RECURRING REVENUE
     Software Maintenance              $  59,395    $      --    $    9,522    $  2,655       $       --      $  71,572      22%
     Monthly Service Fees                  9,640           --           168          --              313         10,121       3%
     Outsourcing Services                     --       29,507            --       6,860               --         36,367      11%
                                    ---------------------------------------------------------------------     ---------   ------
        Recurring Revenue                 69,035       29,507         9,690       9,515              313        118,060      36%
                                    ---------------------------------------------------------------------     ---------   ------
ONE-TIME SALES REVENUE
     Implementation Fees                  57,716          513         3,929       1,903            8,699         72,760      22%
     Hardware Sales                       31,824           --         5,634       2,677           10,630         50,765      16%
     Software License Fees                70,394           --        13,034       2,188               --         85,616      26%
                                    ---------------------------------------------------------------------     ---------   ------
          One-Time Sales Revenue         159,934          513        22,597       6,768           19,329        209,141      64%
                                    ---------------------------------------------------------------------     ---------   ------
TOTAL REVENUE                         $  228,969    $  30,020     $  32,287    $ 16,283       $   19,642      $ 327,201     100%
                                    ---------------------------------------------------------------------     ---------   ------
                                                                                                              ---------


1993
(000 Omitted Except for %s)


                                                      Outsourcing  Amherst                      Connect
                                                       Services    Product   International     Technology
                                    North America*      Group       Group        Group           Group           Total    Percent
                                    ---------------------------------------------------------------------
RECURRING REVENUE
     Software Maintenance            $    33,191    $      --    $    8,390  $      689       $       --     $   42,270      17%
     Monthly Service Fees                 14,996           --           161          --              343         15,500       6%
     Outsourcing Services                     --       28,024            --          --               --         28,024      11%
                                    ---------------------------------------------------------------------     ---------   ------
          Recurring Revenue               48,187       28,024         8,551         689              343         85,794      34%
                                    ---------------------------------------------------------------------     ---------   ------
ONE-TIME SALES REVENUE
     Implementation Fees                  50,995           --         3,096       1,226            6,212         61,529      25%
     Hardware Sales                       34,708           --         3,743         863            9,901         49,215      19%
     Software License Fees                44,069           --         8,078       2,106               --         54,253      22%
                                    ---------------------------------------------------------------------     ---------   ------
          One-Time Sales Revenue         129,772           --        14,917       4,195           16,113        164,997      66%
                                    ---------------------------------------------------------------------     ---------   ------
TOTAL REVENUE                        $   177,959    $  28,024     $  23,468  $    4,884      $    16,456      $ 250,791     100%
                                    ---------------------------------------------------------------------     ---------   ------
                                                                                                              ---------

* Includes the STAR, Pathways 2000, HealthQuest, Series (1994 only) and Serving Software groups in both the U.S. and Canada.


All prior period amounts have been restated to reflect the acquisition of Serving Software, Inc.

CONDENSED CONSOLIDATED QUARTERLY STATEMENTS OF INCOME
                                                                     (UNAUDITED)


1994
- ---------------------------------------
(000 Omitted Except for Per Share Data)

                                                          QUARTER
                                                       -------------------------------------------------------
                                                              1ST            2ND            3RD            4TH          TOTAL
     REVENUE                                           $   67,507      $  78,343      $  85,938      $  95,413      $ 327,201
     Operating Expense                                     58,646         67,670         72,614         80,251        279,181
                                                        ------------------------------------------------------      ---------
     OPERATING INCOME                                       8,861         10,673         13,324         15,162         48,020
     Other (Income) Expense, Net                            (138)             65            450            654          1,031
                                                        ------------------------------------------------------      ---------
     Income Before Provision for Income Taxes               8,999         10,608         12,874         14,508         46,989
     Provision for Income Taxes                             3,571          4,273          5,148          5,838         18,830
                                                        ------------------------------------------------------      ---------
     NET INCOME                                         $   5,428     $    6,335     $    7,726     $    8,670      $  28,159
                                                        ------------------------------------------------------      ---------
     EARNINGS PER SHARE:
       Primary                                          $     .17     $      .19     $      .23     $      .26      $     .85
       Fully Diluted                                    $     .17     $      .19     $      .23     $      .26      $     .85
                                                        ------------------------------------------------------      ---------
     WEIGHTED AVERAGE SHARES OUTSTANDING:
       Primary                                             32,779         33,040         33,186         33,314         32,973
       Fully Diluted                                       32,818         33,040         33,263         33,351         33,106
                                                        ------------------------------------------------------      ---------
     CASH DIVIDENDS DECLARED PER SHARE                  $     .04     $      .04     $      .04     $      .04      $     .16
                                                        ------------------------------------------------------      ---------
                                                                                                                    ---------


1993
- ---------------------------------------
(000 Omitted Except for Per Share Data)

                                                          QUARTER
                                                       -------------------------------------------------------
                                                              1ST            2ND            3RD            4TH          TOTAL

     REVENUE                                            $  55,548      $  60,316      $  65,430      $  69,497      $ 250,791
     Operating Expense                                     50,729         53,932         56,035         57,929        218,625
                                                        ------------------------------------------------------      ---------
     OPERATING INCOME                                       4,819          6,384          9,395         11,568         32,166
     Other Expense, Net                                       162            166            312             29            669
                                                        ------------------------------------------------------      ---------
     Income Before Provision for Income Taxes               4,657          6,218          9,083         11,539         31,497
     Provision for Income Taxes                             1,903          2,420          3,720          4,635         12,678
                                                        ------------------------------------------------------      ---------
     NET INCOME                                         $   2,754      $   3,798      $   5,363      $   6,904      $  18,819
     EARNINGS PER SHARE:                                ------------------------------------------------------      ---------
       Primary                                          $     .08      $     .12      $     .17      $     .21      $     .58
       Fully Diluted                                    $     .08      $     .12      $     .17      $     .21      $     .58
                                                        ------------------------------------------------------      ---------
     WEIGHTED AVERAGE SHARES OUTSTANDING:
       Primary                                             33,218         32,069         32,360         32,527         32,410
       Fully Diluted                                       33,222         32,375         32,460         32,613         32,718
                                                        ------------------------------------------------------      ---------
     CASH DIVIDENDS DECLARED PER SHARE                  $   .0375       $  .0375       $  .0375       $  .0375       $    .15
                                                        ------------------------------------------------------      ---------
                                                                                                                    ---------

All prior period amounts have been restated to reflect the acquisition of Serving Software, Inc.

CONSOLIDATED STATEMENTS OF INCOME


FOR THE YEARS ENDED DECEMBER 31                             1994             1993          1992
(000 Omitted Except for Per Share Data)
- ---------------------------------------
     REVENUE                                          $  327,201       $  250,791    $  214,954


     OPERATING EXPENSE:
          Cost of Operations                             172,894          132,801       118,106
          Marketing                                       42,769           34,631        26,144
          Research and Development                        28,928           23,428        20,096
          General and Administrative                      34,590           27,765        29,035
                                                     -----------      -------------------------
            Total Operating Expense                      279,181          218,625       193,381
                                                     -----------      -------------------------
     OPERATING INCOME                                     48,020           32,166        21,573
     Other Expense, Net                                    1,031              669           553
                                                     -----------      -------------------------
     Income Before Provision for Income Taxes             46,989           31,497        21,020
     Provision for Income Taxes                           18,830           12,678         7,262
                                                     -----------      -------------------------
     NET INCOME                                      $    28,159      $    18,819   $    13,758
                                                     -----------      -------------------------

     EARNINGS PER SHARE:
        Primary                                      $       .85      $       .58   $       .43
        Fully Diluted                                $       .85      $       .58   $       .43
                                                     -----------      -------------------------

     WEIGHTED AVERAGE SHARES OUTSTANDING:
        Primary                                          32,973           32,410         31,846
        Fully Diluted                                    33,106           32,718         32,296
                                                     ----------       -------------------------
                                                     ----------

All prior period amounts have been restated to reflect the acquisition of Serving Software, Inc.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


ASSETS
- -------------
(000 Omitted)

                                                                               December 31,
                                                                           1994                1993
     CURRENT ASSETS:
          Cash and Cash Equivalents                                   $    5,825           $  25,777
          Receivables, Net of Allowance For Doubtful
               Accounts of $1,749 and $1,573 in 1994 and 1993            101,457              45,699
          Current Deferred Income Taxes                                    5,133               5,200
          Inventories                                                      1,280               1,436
          Prepaids and Other Current Assets                                8,968               3,596
                                                                      ----------          ----------
               Total Current Assets                                      122,663              81,708
                                                                      ----------          ----------
     PROPERTY AND EQUIPMENT
          Net of Accumulated Depreciation of $61,166 and $56,142
               in 1994 and 1993                                           26,598              19,702

                                                                      ----------          ----------
     CAPITALIZED SOFTWARE
          Net of Accumulated Amortization of $16,182 and $15,237
               in 1994 and 1993                                           25,035              20,949
                                                                      ----------          ----------
     INTANGIBLES
          Net of Accumulated Amortization of $3,482 and $624
               in 1994 and 1993                                           57,569               6,491
                                                                      ----------          ----------
     OTHER NONCURRENT ASSETS, NET                                          2,012               2,307
                                                                      ----------          ----------
                                                                      $  233,877          $  131,157
                                                                      ----------          ----------
                                                                      ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------
(000 Omitted)


     CURRENT LIABILITIES                                              $ 131,382           $   63,671
                                                                      ----------          ----------
     DEFERRED INCOME TAXES                                                9,623                9,911
                                                                      ----------          ----------
     OTHER LONG-TERM LIABILITIES                                          1,397                   --
                                                                      ----------          ----------
     COMMITMENTS AND CONTINGENCIES

     STOCKHOLDERS' EQUITY:
          Preferred Stock, 1,000 Shares Authorized
               and No Shares Issued in Both 1994 and 1993                    --                   --
          Common Stock, $.05 Par Value, 60,000 Shares Authorized
               and 49,101 and 49,030 Shares Issued in 1994 and 1993       2,455                2,451
          Additional Paid-In Capital                                     49,859               43,089
          Retained Earnings                                             123,570              100,204
                                                                      ----------          ----------
                                                                        175,884              145,744
          Treasury Stock, at Cost (17,328 and 18,098 Shares in
            1994 and 1993)                                              (84,409)            (88,169)
                                                                      ----------          ----------
               Total Stockholders' Equity                                 91,475              57,575
                                                                      ----------          ----------
                                                                      $  233,877          $  131,157
                                                                      ----------          ----------
                                                                      ----------


All prior period amounts have been restated to reflect the acquisition of Serving Software, Inc.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 1994, 1993 and 1992
- ----------------------------------------------------
(000 Omitted)


                                                                                    ADDITIONAL                           TOTAL
                                               COMMON STOCK SHARES        COMMON     PAID-IN     RETAINED   TREASURY  STOCKHOLDERS'
                                          ISSUED  TREASURY  OUTSTANDING    STOCK     CAPITAL     EARNINGS     STOCK      EQUITY
                                          -----------------------------  ----------------------------------------------------------
     BALANCE, DECEMBER 31, 1991           24,806     9,700     15,106    $ 1,241     $ 35,467   $ 76,634    $ (88,650)  $ 24,692
          Common Stock Issued-*
               Stock Options Exercised        27      (845)       872          1        1,487         --        7,622      9,110
               Employee Stock
                    Purchase Plan             --      (101)       101         --         (342)        --          920        578
          Sale of Common Stock, Net
               of Expenses of $693           348        --        348         17        4,079         --           --      4,096
          Other                               --        --         --         --           --        (68)          --        (68)
          Cash Dividends Declared
               ($.15 Per Share)               --        --         --         --           --     (4,439)          --     (4,439)
          Net Income for the Year             --        --         --         --           --     13,758           --     13,758
                                          ---------------------------    -------------------------------------------------------
     BALANCE, DECEMBER 31, 1992           25,181     8,754     16,427      1,259       40,691     85,885      (80,108)    47,727
          Common Stock Issued-*
               Stock Options Exercised        38      (336)       374          2        3,281         --        3,234      6,517
               Employee Stock
                    Purchase Plan             --       (63)        63         --          116         --          586        702
          Treasury Stock Purchased            --       700       (700)        --           --         --      (11,938)   (11,938)
          Other                               --        (6)         6         --          191        (75)          57        173
          Cash Dividends Declared
               ($.15 Per Share)               --        --         --         --           --     (4,425)          --     (4,425)
          Effect of Two-For-One Stock
            Split                         23,811     9,049     14,762      1,190       (1,190)        --           --         --
          Net Income for the Year             --        --         --         --           --     18,819           --     18,819
                                          ---------------------------    -------------------------------------------------------
     BALANCE, DECEMBER 31, 1993           49,030    18,098     30,932      2,451       43,089    100,204      (88,169)    57,575
          Common Stock Issued-*
               Stock Options Exercised        71      (626)       697          4        6,173         --        3,061      9,238
               Employee Stock
                    Purchase Plan             --      (144)       144         --          597         --          699      1,296
          Other                               --        --         --         --           --        147           --        147
          Cash Dividends Declared
               ($.16 Per Share)               --        --         --         --           --     (4,940)          --     (4,940)
          Net Income for the Year             --        --         --         --           --     28,159           --     28,159
                                          ---------------------------    -------------------------------------------------------
     BALANCE, DECEMBER 31, 1994           49,101    17,328     31,773    $ 2,455     $ 49,859   $123,570    $ (84,409)  $ 91,475
                                          -----------------    ------    --------------------------------------------   --------
                                                               ------                                                   --------

*Includes an income tax benefit reflected in additional paid-in capital of
$5,000, $3,067 and $2,799 in 1994, 1993 and 1992 related to the exercise of stock options, the disqualifying disposition of stock options and the employee stock purchase plan.

All prior period amounts have been restated to reflect the acquisition of Serving Software, Inc.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED DECEMBER 31
(000 Omitted)

                                                                               1994           1993            1992
     CASH FLOWS FROM OPERATING ACTIVITIES:
          Net Income for the Year                                          $  28,159      $  18,819       $  13,758
                                                                           ---------      -------------------------
          Adjustments to Reconcile Net Income to
          Net Cash Provided by Operating Activities:
               Depreciation and Amortization                                  17,496         10,197           9,025
               Provision (Credit) for Noncurrent Deferred Income Taxes          (288)         1,922             126
               Changes in Assets and Liabilities, Net of Acquisitions:
                 Receivables                                                 (42,719)        11,976          (3,803)
                 Current Deferred Income Taxes                                 1,147          1,252             548
                 Inventories                                                     156          1,429           3,778
                 Prepaids and Other Current Assets                            (2,128)          (840)            501
                 Other Noncurrent Assets, Net                                    (60)           303            (415)
                 Current Liabilities                                          37,475          2,827           2,470
               Other, Net                                                        147           (197)            (76)
                                                                           ---------      -------------------------
                 Total Adjustments                                            11,226         28,869          12,154
                                                                           ---------      -------------------------
                 Net Cash Provided by Operating Activities                    39,385         47,688          25,912
                                                                           ---------      -------------------------
     CASH FLOWS FROM INVESTING ACTIVITIES:
          Sale of Property and Equipment                                          99          1,385           1,551
          Proceeds from Sale of Discontinued Operations                           --            193           5,014
          Purchase of Facility                                                (2,698)            --              --
          Capitalized Software                                                (9,680)        (7,462)         (6,134)
          Capital Expenditures                                                (5,686)        (8,987)         (5,115)
          Purchases of Businesses, Net of Cash Acquired                      (42,466)        (7,020)         (1,372)
                                                                           ---------      -------------------------
            Net Cash Used in Investing Activities                            (60,431)       (21,891)         (6,056)
                                                                           ---------      -------------------------
            NET CASH PROVIDED (USED) BEFORE FINANCING ACTIVITIES             (21,046)        25,797          19,856
                                                                           ---------      -------------------------
     CASH FLOWS FROM FINANCING ACTIVITIES:
          Proceeds from Issuance of Common Stock                               5,534          7,443          10,945
          Proceeds from Long-Term Debt                                        63,000             --              --
          Payment of Dividends                                                (4,776)        (4,447)         (4,368)
          Repayment of Long-Term Debt                                        (62,664)            --         (20,292)
          Purchase of Treasury Stock                                              --        (11,938)             --
                                                                           ---------      -------------------------
            Net Cash Provided by (Used in) Financing Activities                1,094         (8,942)        (13,715)
                                                                           ---------      -------------------------
     INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (19,952)        16,855           6,141

     CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           25,777          8,922           2,781
                                                                           ---------      -------------------------
     CASH AND CASH EQUIVALENTS AT END OF YEAR                              $   5,825      $  25,777       $   8,922
                                                                           ---------      -------------------------
                                                                           ---------
     CASH PAID DURING THE YEAR FOR:
       Interest                                                            $   2,727      $     899       $   1,239
       Income Taxes                                                        $   8,369      $   4,838       $   5,935

All prior period amounts have been restated to reflect the acquisition of Serving Software, Inc.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of HBO & Company and its wholly owned subsidiaries, collectively referred to as "the Company" or "HBOC." All significant intercompany transactions and balances have been eliminated in consolidation.

REVENUE RECOGNITION
HBO & Company delivers enterprisewide patient care, clinical, financial and strategic management software solutions, as well as networking technologies, outsourcing and other services to healthcare organizations in the United States, United Kingdom, Canada, Australia and New Zealand.

     SOFTWARE AND HARDWARE PRODUCTS -- Information systems are marketed under equipment purchase and software license agreements, as well as service agreements. Hardware is recognized at the time of delivery, and software license fees are recognized either when the software is installed or, for packaged software, upon shipment. Under service agreements, the customer pays a monthly fee for use of the hardware and software, and revenue is recognized monthly over the life of the contract.

     SERVICES -- Implementation fees are recognized as the work is performed or on a percentage-of-completion basis. Software maintenance and support agreements are marketed under annual and multiyear renewable agreements. Maintenance and support revenue is generally billed annually and recognized ratably over the period. Fees for outsourcing services are either recognized monthly as the work is performed or on a percentage-of-completion basis.

OTHER EXPENSE, NET
Other expense, net is comprised primarily of interest income on cash, cash equivalents, notes receivable and discounted future contract payments; interest expense on long-term debt and short-term line of credit borrowings; and miscellaneous expense related primarily to foreign exchange transaction gains and losses.

EARNINGS PER SHARE
Earnings per share is based upon the weighted average number of shares and the dilutive effect of stock options outstanding.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with an original maturity of three months or less from date of purchase to be cash and cash equivalents.

INVENTORIES
Inventories are valued at lower of cost or market. Cost is determined by specific identification.

CAPITALIZED SOFTWARE
The Company capitalized software development costs of $9.7 million, $7.5 million and $6.1 million in 1994, 1993 and 1992. In addition, business acquisitions resulted in a $.7 million increase in capitalized software in 1993 and a $1.0 million increase in 1992. Amortization of capitalized software costs totalled $5.6 million, $3.7 million and $2.9 million in 1994, 1993 and 1992. Amortization is computed using the straight-line method based on estimated useful lives of three to five years.

Royalty fees in the amount of $10.4 million, $2.4 million and $2.7 million were paid in 1994, 1993 and 1992 to third-party business partners and customers that assisted in the Company's development efforts.

INTANGIBLES

Intangible assets consists of certain items related to the Company's acquisitions as follows:


                                            December 31,
     (000 Omitted)                    1994                        1993
                               GROSS          NET          GROSS          NET
Series Customer Lists         $51,849      $49,833       $     --     $    --
Goodwill                        6,680        5,811          5,345       4,874
Other                           2,522        1,925          1,770       1,617
                              --------------------       --------------------
Total                         $61,051      $57,569       $  7,115     $ 6,491
                              --------------------       --------------------
                              --------------------

The Series customer lists are being amortized over 15 years beginning in June 1994. Goodwill relates to three acquisitions and is being amortized over periods ranging from 10 to 15 years from the various acquisition dates.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Computer equipment is depreciated over a useful life of two to five years, office furniture and equipment over two to 10 years and buildings over 30 years, all using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the remaining lease term.

Expenditures for maintenance and repair of equipment are expensed as incurred and amounted to $4.4 million in 1994, $3.4 million in 1993 and $4.4 million in 1992.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER NONCURRENT ASSETS
Other noncurrent assets consists primarily of long-term unbilled receivables related to monthly service fee agreements.

2. INDEBTEDNESS AND COMMITMENTS:

During the second quarter of 1994, HBOC cancelled its $10 million long-term revolving credit agreement with one bank and entered into a similar agreement with another bank, subsequently increasing the amount available to $20 million. Interest is payable at the Company's option of prime (8.5% at December 31, 1994) or LIBOR (5.9375% at December 31, 1994) plus 1.50%. A commitment fee of 3/8% is payable quarterly on the unused portion of the commitment. The maturity date is June 30, 1997. At December 31, 1994, the Company had $20 million available under this agreement. In February 1995, the amount available under the agreement was increased to $25 million.

During 1994, the Company entered into a $25 million five-year term loan maturing on June 30, 1999, with 20 quarterly payments of $1.25 million of principal plus interest at prime or LIBOR plus 1.75%. The Company elected to repay the majority of the principal in 1994, leaving a short-term payable of $.4 million at December 31, 1994.

These agreements contain certain net worth, income, cash flow and financial ratio covenants. The Company was in compliance with these covenants as of December 31, 1994.

The Company has a $5 million committed, unsecured line of credit to cover several types of credit extensions, including letters of credit and short-term borrowings. In addition, the Company has a $5 million uncommitted, unsecured line of credit with another bank at the prime rate less .5%. No facility fees or compensating balances are associated with either line.

During 1994, the Company cancelled its 1993 receivables purchase agreement with one bank and sold, with recourse, a $20 million undivided interest in a pool of receivables to another bank under similar terms and conditions. Interest is payable at the lesser of prime or LIBOR plus 1.50%. The two-year agreement expires June 25, 1996. The Company, as agent for the purchaser, retains collection and administrative responsibilities for the receivables sold.

The Company acquired two $5 million notes payable in the acquisition of IBAX Healthcare Systems, which, per the acquisition agreement, were paid in full on January 31, 1995.

The Company occupies leased facilities and leases customer and other equipment under noncancelable leases that expire through 2002. Most of the leases contain certain options to renew. The future minimum lease commitments under the terms of the Company's noncancelable leases as of December 31, 1994, were as follows:


      (000 Omitted)
          1995                       $ 12,800
          1996                          9,600
          1997                          9,400
          1998                          7,500
          1999 and thereafter           6,900
                                     --------
          TOTAL                      $ 46,200
                                     --------
                                     --------

3. CAPITAL STOCK:

In February 1994 the Company declared a two-for-one stock split of all common stock outstanding and in the treasury, effected in the form of a stock dividend payable on March 28, 1994, to stockholders of record on March 14, 1994. All financial data has been restated for this stock split.

Beginning in 1987, the Board of Directors authorized open market purchase programs to purchase the Company's common stock, which resulted in the purchase of 22.6 million shares at an aggregate cost of $102.4 million between 1987 and 1994, leaving 621,000 shares authorized under this program.

On February 12, 1991, the Company designated 20,000 shares of its 1,000,000 shares of authorized preferred stock with no par value as Series A Junior Participating Preferred Stock with no par value and declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the Company's common stock. Due to the 1994 stock split, each such outstanding share is entitled to one-half of a Right. Each Right, when exer- cisable, entitles its holder to buy one-thousandth of a share of the newly authorized preferred stock at an exercise price of $35, subject to adjustment. The Rights initially will trade together with the Company's common stock and will not be exercisable unless certain triggering events occur. Until exercisable, the Rights will not have a dilutive effect on earnings per share. Following certain events, including the acquisition of 15% of the Company's common stock, the Board of Directors may elect to exchange each outstanding whole Right for two shares of the Company's common stock, subject to adjustment. In certain other circumstances, including the acquisition of 20% or more of the Company's common stock, the Rights may become exercisable for common stock of the Company having a market value of twice the Right's exercise price. The Company will be entitled to redeem the Rights at one cent per Right at any time prior to the time the Rights become exercisable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If the Company is acquired in a merger or other business combination transaction and the Rights have not been redeemed, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value at the time of two times the Right's exercise price. The Rights will expire on February 22, 2001.

4. EMPLOYEE BENEFIT PLANS:

STOCK PURCHASE PLAN
The Company has an employee discount stock purchase plan for all eligible employees of HBO & Company and designated subsidiaries. Participants may use up to 10% of their compensation to purchase through payroll deductions the Company's common stock at the end of each plan year for 85% of the lower of the beginning or ending stock price in the plan year. At December 31, 1994, there were 793,784 shares of stock reserved for issuance under this plan.

STOCK OPTION PLANS
The Company has nonqualified and incentive stock option plans to provide key employees and directors with an increased incentive to work for the success of the Company. The option price for all stock options is the market value at the dates of grant. The options expire 10 years after the dates of their respective grants. Transactions involving stock options follow:

                                                            OPTION
                                       OPTIONS            PRICE RANGE
BALANCE - DECEMBER 31, 1991          4,379,712         $ 3.00 - $12.09
          Granted                      320,750         $ 5.94 - $ 8.44
          Exercised                  1,708,730         $ 3.00 - $ 5.94
          Forfeited                    315,000         $ 3.00 - $ 5.06
                                     ---------         ---------------
BALANCE - DECEMBER 31, 1992          2,676,732         $ 3.00 - $12.09
          Granted                      478,000         $10.00 - $11.53
          Exercised                    672,930         $ 3.00 - $10.00
          Forfeited                    102,700         $ 3.00 - $12.09
                                     ---------         ---------------
BALANCE - DECEMBER 31, 1993          2,379,102         $ 3.00 - $11.53
          Granted                      602,352         $12.89 - $32.50
          Exercised                    610,863         $ 3.00 - $13.75
          Forfeited                     88,259         $ 4.57 - $22.59
                                     ---------         ---------------
BALANCE - DECEMBER 31, 1994          2,282,332         $ 3.00 - $32.50
                                     ---------         ---------------
EXERCISABLE AT DECEMBER 31, 1994     1,083,293         $ 3.00 - $26.87
                                     ---------         ---------------
RESERVED FOR FUTURE OPTIONS          1,072,082
                                     ---------
                                     ---------

PROFIT SHARING AND SAVINGS PLAN
The Company has a qualified profit sharing and savings plan covering all employees with more than six months of service. Participants, except for certain highly paid employees who are subject to certain limitations, may contribute up to 15% of their compensation to the plan. The Company matches these contributions at a rate determined annually by its Board of Directors (75% of the first 4% of compensation contributed in 1994, 1993 and 1992). In addition, the Company's Board may, at its discretion, authorize within prescribed limits a profit sharing contribution to all eligible participants. Total plan expense was $2.6 million in 1994, $1.9 million in 1993 and $1.6 million in 1992.

5. INCOME TAXES:
During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. The Company has determined that there is no cumulative adjustment due to the adoption of SFAS No. 109. Prior to the adoption of SFAS No. 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11.

The components of the Company's net deferred tax liabilities follow:


                                                   December 31,
(000 Omitted)                             1994                    1993
DEFERRED TAX LIABILITIES:
  Capitalized Software                    $ (9,465)           $ (8,084)
  Tax vs. Book Depreciation                   (641)               (857)
  Other                                     (1,102)             (1,274)
                                          --------            --------
    Total Deferred Tax Liabilities         (11,208)            (10,215)
                                          --------            --------
DEFERRED TAX ASSETS:
  Accruals                                   4,075               2,748
  Deferred Revenue                             940               1,041
  Nonrecurring Charges                         340                 720
  Bad Debts                                    574                 620
  Other                                        789                 375
                                          --------            --------
    Total Deferred Tax Assets                6,718               5,504
                                          --------            --------
NET DEFERRED TAX LIABILITIES              $ (4,490)           $ (4,711)
                                          --------            --------
                                          --------

The provision for income taxes consists of the following components:


(000 Omitted)                       1994           1993           1992
Current Portion -
  Federal                       $ 16,208       $  8,421       $  5,378
  State                            1,340          1,101          1,237
                                --------       -----------------------
                                  17,548          9,522          6,615
                                --------       -----------------------
Deferred Portion -
  Federal                          1,132          2,791            310
  State                              150            365            337
                                --------       -----------------------
                                   1,282          3,156            647
                                --------       -----------------------
Total Provision for
  Income Taxes                  $ 18,830       $ 12,678       $  7,262
                                --------       -----------------------
                                --------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax charges (credits) result from timing differences in the recognition of certain items for tax and financial statement purposes. The tax effects of major timing differences are as follows:

(000 Omitted)                                                1992
RELATED TO CURRENT BALANCE SHEET ITEMS-
Accrued Expenses                                          $   766
Nonrecurring Charge-Related Accruals                          717
Allowance for Doubtful Accounts                                34
Gross Profit on Equipment Purchase and
  Software License Agreements and Discounted
  Service Agreements                                          (31)
Deferred Revenue                                             (488)
Other, Net                                                   (516)
                                                          -------
                                                              482
                                                          -------
RELATED TO NONCURRENT BALANCE SHEET ITEMS-
Research and Development Capitalization, Net                1,316
Accelerated Depreciation                                       65
Tax Reserve Adjustment                                     (1,205)
Other, Net                                                    (11)
                                                          -------
                                                              165
                                                          -------
TOTAL DEFERRED TAX CHARGE                                 $   647
                                                          -------
                                                          -------

A reconciliation from the federal statutory rate to the total provision for income taxes is as follows:


(000 Omitted)                           1994           1993           1992
Tax at Statutory Rate               $ 16,447       $ 11,015       $  7,147
State Income Taxes, Net of
  Federal Tax Benefit                  2,349          1,500          1,022
Tax Reserve Adjustment                  (424)           --          (1,205)
Deferred Tax Turnaround at
  Statutory Rate                         --             --              (8)
Other, Net                               458            163            306
                                    --------       -----------------------
                                    $ 18,830       $ 12,678       $  7,262
                                    --------       -----------------------
                                    --------

6. CURRENT LIABILITIES:
The following significant items are included in current liabilities at year-end:


(000 Omitted)                           1994           1993
Deferred Revenue                  $   51,215     $   19,299
Accounts Payable                      17,941         13,304
Customer Deposits                     10,733          6,347
Notes Payable                         10,000             45
Accrued Commissions and Bonuses        9,490          5,922
Accrued Royalties                      7,029            724
Other                                 24,974         18,030
                                   ---------      ---------
TOTAL                              $ 131,382      $  63,671
                                   ---------      ---------
                                   ---------

7. ACQUISITION OF IBAX  HEALTHCARE SYSTEMS:
On May 31, 1994, HBOC completed the acquisition of IBAX Healthcare Systems
(IBAX), a partnership of subsidiaries of Baxter Healthcare Corp. (Baxter) and International Business Machines Corporation (IBM) focused on extending healthcare management within and beyond the hospital to the community care network. HBOC purchased the net assets (approximately $62 million of assets and $33 million of liabilities at May 31) of IBAX for approximately $44 million in a transaction accounted for as a purchase. The cost of the acquisition has been allocated on a preliminary basis to the estimated fair market value of the assets acquired and the liabilities assumed. The primary asset acquired was customer lists, a $52 million intangible asset, which is being amortized over 15 years. The results of operations of IBAX are included in the accompanying financial statements since the date of acquisition. The following unaudited pro forma information was prepared assuming the transaction was consummated on January 1 of each year presented:


                                                      Year Ended Dec. 31,
(000 Omitted Except for Per Share Data)              1994           1993
Revenue                                           $ 353,424      $ 315,394
Net Income                                        $  30,724      $  22,051
Earnings Per Share                                $     .93      $     .67
                                                  ---------      ---------
                                                  ---------

This pro forma information is not necessarily indicative of the results of operations that would have been attained had the acquisition been consummated on January 1 of each year presented or that may be attained in the future.

8. ACQUISITION OF SERVING SOFTWARE, INC.:
In September 1994 HBOC completed the acquisition of Serving Software, Inc. in a transaction accounted for as a pooling of interests. Serving Software is a Minneapolis-based developer of healthcare enterprise resource management software. All of Serving Software's outstanding shares were exchanged for 1,479,029 shares of HBO & Company common stock. All prior period financial information has been restated. Acquisition related expense was expensed as incurred.

Summarized results of operations of the separate companies for the nine-month period ended September 30, 1994, are as follows:


(000 Omitted)                         Nine Months Ended Sept. 30, 1994
                                  HBOC      SERVING SOFTWARE       TOTAL
Revenue                         $220,798         $10,990          $231,788
Net Income                      $ 19,206         $   283          $ 19,489
                                ------------------------          --------
                                                                  --------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation between revenue and net income as previously reported and as restated follows:

(000 Omitted)                       1993            1992
REVENUE:
  As Previously Reported        $237,129        $202,221
  Serving Software                13,662          12,733
                                --------        --------
  As Restated                   $250,791        $214,954
NET INCOME:
  As Previously Reported        $ 18,347        $ 13,117
  Serving Software                   472             641
                                --------        --------
  As Restated                   $ 18,819        $ 13,758
                                --------
                                --------

9. LEGAL PROCEEDINGS:
In October 1986 a class action lawsuit was filed against the Company by a plaintiff who purchased 500 shares of the Company's stock in 1985. In April 1991 the United States Federal District Court for the Northern District of Georgia, Atlanta Division (the "District Court"), certified the case as a class action on behalf of all purchasers of the Company's common stock on the open market during the period from March 29, 1985, to April 20, 1986. The plaintiff alleges that HBOC's filings with the Securities and Exchange Commission did not fairly present the Company's financial position and results of operations for the years ended December 31, 1984 and 1985, and the intervening quarters with respect to, among other things, reporting the effect of discounting service agreement contracts. In November 1992 the lawsuit was amended to add a claim regarding the timeliness of recognition and disclosure of various expense items by the Company during fiscal year 1985. The plaintiff also alleges that the market price of the Company's common stock during the period was inflated due to the alleged nondisclosures and misrepresentations in the Company's filings. In early February 1993 the plaintiff evidenced an intention to allege substantial damages. Management believes that the members of the class have suffered no damages that entitle them to compensation and that, in any event, the plaintiff's calculation of alleged damages is unrealistic and without merit.

On April 1, 1994, the District Court issued an Order granting the Company's motion for summary judgement and dismissed the suit. On April 20, 1994, the District Court issued an Order setting forth the reasons for dismissing the suit. The plaintiff has filed a Notice of Appeal from the District Court's determination. In the event that the outcome is ultimately unfavorable, the amount of loss could be substantial. Management believes, however, that the Company should be able to continue to defend the suit successfully.

The Company is subject to other legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position or results of operations.

10. SUBSEQUENT EVENT (UNAUDITED):

ACQUISITION OF ADVANCED LABORATORY SYSTEMS, INC.
On February 22, 1995, HBOC completed the acquisition of Advanced Laboratory
Systems, Inc. (ALS) for approximately $9   million. ALS is a Eugene,
Oregon-based developer of laboratory software for the healthcare and commercial marketplace. The transaction will be accounted for as a purchase.

COMMON STOCK DATA

The tables below present the quarterly high and low closing sales prices and dividend information for the Company's stock as furnished by The Nasdaq Stock Market's National Market. There were 1,563 holders of record of the Company's common stock as of December 31, 1994.

1994
- ----
                                                         DIVIDENDS
                                                          DECLARED
QUARTER             HIGH                 LOW             PER SHARE
First             $ 26.38             $ 20.88               $ .04
Second            $ 31.13             $ 20.75               $ .04
Third             $ 34.50             $ 24.50               $ .04
Fourth            $ 36.13             $ 29.00               $ .04
                 ----------------------------             -------
                                        Total               $ .16
                                                          -------
                                                          -------

1993
- -----
                                                         DIVIDENDS
                                                         DECLARED
QUARTER             HIGH                LOW              PER SHARE
First             $ 13.31             $ 10.31             $ .0375
Second            $ 13.50             $  8.44             $ .0375
Third             $ 19.13             $ 13.19             $ .0375
Fourth            $ 23.00             $ 16.38             $ .0375
                 ----------------------------             -------
                                        Total             $   .15
                                                          -------
                                                          -------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of HBO & Company:

We have audited the accompanying consolidated balance sheets of HBO & Company (a Delaware Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBO & Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


Atlanta, Georgia                              Arthur Andersen LLP
February 8, 1995


STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
HBO & Company
301 Perimeter Center North
Atlanta, Georgia 30346
(404) 393-6000
FAX: (404) 393-6092

STOCK LISTING
HBO & Company's common stock is traded on The Nasdaq Stock Market's National Market (symbol: HBOC). Put and call options on HBO & Company common stock are traded on the Pacific Stock Exchange.

ANNUAL MEETING
HBO & Company's annual stockholders' meeting will be held on Tuesday, May 9, 1995, at 9:00 a.m. Eastern time at its Corporate Headquarters. You are cordially invited to attend.

TRANSFER AGENT AND REGISTRAR
Trust Company Bank
Corporate Trust Department
P.O. Box 4625
Atlanta, GA 30302
(800) 568-3476
(404) 588-7815

Communications regarding transfers, lost certificates, dividends or change of address should be directed to Trust Company Bank at the above address.

INVESTOR RELATIONS
Security analysts and other investor inquiries should be directed to:
Monika H. Brown
Investor Relations
HBO & Company
(404) 668-5926

The Company routinely sends its annual reports, interim quarterly reports and press releases to interested investors. To be included on our mailing list, please write the Company or call (404) 668-5492.

S.E.C. FORM 10-K
Copies of the 10-K report filed with the Securities and Exchange Commission are available without charge, except for exhibits. To request a copy, please write the Company or call (404) 668-5492.

AUDITORS
Arthur Andersen LLP
133 Peachtree Street, N.E.
Atlanta, GA 30303
(404) 658-1776

CORPORATE COUNSEL
Jones, Day, Reavis & Pogue
3500 One Peachtree Center
303 Peachtree Street, N.E.
Atlanta, GA 30308-3242
(404) 521-3939

BOARD OF DIRECTORS

Holcombe T. Green, Jr. -- Chairman
Chairman and Chief Executive Officer
WestPoint Stevens Inc.

Charles W. McCall
President and Chief Executive Officer
HBO & Company

John P. Crecine
Chief Executive Officer
Integrated Digital Systems, Inc.

Alfred C. Eckert III
President
Greenwich Street Capital Partners, Inc.
Partner
Greycliff Partners

Alton F. Irby III
Principal and Deputy Chairman
J O Hambro Magan & Co.

Gerald E. Mayo
Chairman and President
Midland Financial Services, Inc.

James V. Napier
Chairman
Scientific-Atlanta, Inc.

Charles E. Thoele
Consultant and Director
Sisters of Mercy Health System

Donald C. Wegmiller
President and Chief Executive Officer
Management Compensation Group/HealthCare


CORPORATE OFFICERS

Charles W. McCall
President and Chief Executive Officer

Michael W. McCarty
Executive Vice President --
Sales

Jay P. Gilbertson
Vice President -- Finance
Treasurer, Assistant Secretary,
Chief Financial Officer
and Chief Accounting Officer

James A. Gilbert
Vice President --
General Counsel and Secretary

Michael L. Kappel
Vice President --
Pathways 2000

Russell G. Overton
Senior Vice President --
Business Development

Glenn N. Rosenkoetter
Senior Vice President --
Amherst Product Group,
Serving Software Group,
HBO & Company (UK)

David A. Schenk
Senior Vice President --
Connect Technology Group,
Outsourcing Services Group

Thanks to Kennestone Hospital (Marietta, Ga.) of PROMINA Northwest and Northside Hospital (Atlanta, Ga.) for the use of their facilities for photography. Designed by Crawford/Mikus Design, Inc., Atlanta, Ga.
Photography by Kevin Irby, San Francisco, Ca.
Printed by Color Graphics, Inc., Atlanta, Ga.

HBO & COMPANY OFFICES

CORPORATE HEADQUARTERS
301 Perimeter Center North
Atlanta, GA 30346
(404) 393-6000

AMHERST, MA
210 Old Farm Road
Amherst, MA 01002
(413) 549-7100

ATLANTA, GA
303 Perimeter Center North
Atlanta, GA 30346
(404) 395-4200

CHARLOTTE, NC
2101 West Rexford Road
Suite 250
Charlotte, NC 28211-3478
(704) 362-9000

CHICAGO, IL
Continental Tower
1701 Golf Road
Tower One-Suite 1200
Rolling Meadows, IL 60008
(708) 956-2000

COVINGTON, KY
50 East RiverCenter Blvd.
Suite 600
Covington, KY 41011
(606) 491-4229

DALLAS, TX
601 East Corporate Drive
Lewisville, TX 75057
(214) 219-4200

EUGENE, OR
1400 Executive Parkway
Suite 120
Eugene, OR 97401-6712
(503) 485-2338

HAUPPAUGE, NY
140 Adams Avenue
Hauppauge, NY 11788
(516) 435-2300

LEXINGTON, MA
70 Westview Street
Third Floor
Lexington, MA 02173
(617) 863-0600

LONGWOOD, FL
587 East State Road 434
Longwood, FL 32750-5187
(407) 831-8444

LOS ANGELES, CA
11845 West Olympic Blvd.
West Tower-Suite 625
Los Angeles, CA 90064
(310) 312-8000

MINNEAPOLIS, MN
215 Riverplace Center
65 Main Street, S.E.
Minneapolis, MN 55414-1054
(612) 623-4038

MISSION VIEJO, CA
23120 Alicia Parkway
Suite 200
Mission Viejo, CA 92692
(714) 581-7125

MT. LAUREL, NJ
700 East Gate Drive
Suite 500
Mt. Laurel, NJ 08054
(609) 234-4041

PITTSBURGH, PA
One Penn Center West
Suite 120
Pittsburgh, PA 15276
(412) 787-7780

SALT LAKE CITY, UT
860 East 4500 South
Suite 300
Salt Lake City, UT 84107
(801) 262-0322

SAN FRANCISCO, CA
1900 South Norfolk Street
Suite 310
San Mateo, CA 94403
(415) 572-1920

TAMPA, FL
2805 West Busch Blvd.
Suite 221
Tampa, FL 33618
(813) 931-0158

HBO & COMPANY CANADA LTD.
1195 Glenora Drive
London, Ontario, Canada
N5X 2P6
(519) 432-4764

50 San Antonio Drive
Hamilton, Ontario, Canada
L9C 5N1
(905) 385-4997


HBO & COMPANY (UK) LIMITED
Lacemaker House
Chapel Street
Marlow
Buckinghamshire, UK
SL7 3HQ
011-44-1628-470800

10 Faraday Building
Highfields Science Park
University Blvd.
Nottingham, UK
NG7 2QP
011-44-115-9683200

2 Cross Lane
Dronfield
Sheffield, UK
S18 6SH
011-44-1246-298000

HBOC Computer Centre
Harold Wood Hospital
Grubbins Lane
Romford, UK
RM3 0NE
011-44-1708-371821