Form 10-K, Exhibit 13
period 1995-12-31
HBO & CO
filed 1996-03-13
CIK 310377

                         HBOC


                  Annual Report 1995


COMPANY PROFILE                                               1

RECENT ACQUISITIONS                                           2

FINANCIAL HIGHLIGHTS AND 1995 ORGANIZATIONAL HIGHLIGHTS       3

INFORMATION FOR THOSE WHO CARE (LETTER TO STOCKHOLDERS)       4

INFORMATION - PATIENT                                         6

INFORMATION - CAREGIVER                                       8

INFORMATION - ENTERPRISE                                     10

FINANCIAL REPORT                                             12

STOCKHOLDER INFORMATION                                      28

BOARD OF DIRECTORS AND CORPORATE OFFICERS                   IBC

HBO & COMPANY OFFICES                                      BACK



AT HBO & COMPANY, OUR PEOPLE, PRODUCTS AND SERVICES HAVE A PRIMARY GOAL: TO SERVE HEALTH ENTERPRISES BY PUTTING THE RIGHT INFORMATION IN THE RIGHT HANDS AT THE RIGHT TIME. IN ALL THAT WE DO, WE ARE COMMITTED TO A CONTINUOUS PURSUIT OF QUALITY IN FACT AND QUALITY IN PERCEPTION, SO THAT EVERY PRODUCT AND SERVICE WE OFFER IS KNOWN AS THE BEST IN THE INDUSTRY.

                                                     -- HBOC MISSION STATEMENT

COMPANY
    PROFILE --


HBO & COMPANY (HBOC) IS A HEALTHCARE INFORMATION SOLUTIONS COMPANY THAT PROVIDES INFORMATION SYSTEMS AND TECHNOLOGY FOR THE HEALTH ENTERPRISE -- HOSPITALS, INTEGRATED DELIVERY NETWORKS AND MANAGED CARE ORGANIZATIONS. THE COMPANY OFFERS PRODUCTS AND SERVICES TO ADDRESS VIRTUALLY EVERY NEED THE ENTERPRISE HAS FOR INFORMATION, WHETHER FOR PATIENT CARE, CLINICAL, FINANCIAL OR STRATEGIC MANAGEMENT.

HBOC has approximately 2,700 healthcare customers, of which 2,200 are community hospitals in the United States. Currently, there are a total of 5,300 U.S. community hospitals. The Company also sells its products and services internationally through subsidiaries and/or distribution agreements in the United Kingdom, Ireland, Canada, Saudi Arabia, Australia, Puerto Rico and New Zealand. Its comprehensive portfolio of open systems solutions can be implemented in a variety of combinations from stand-alone to enterprisewide, enabling customers to choose their own paths for reaching their information management goals.

The Company's offerings are based on a strategic mix of applications, technologies and services that support the continued restructuring of healthcare delivery. This product/service mix meets the needs of healthcare organizations in five key areas: supporting the information needs of the acute-care setting, building an enterprise information infrastructure, facilitating clinical/practice management, reducing service fragmentation through access management solutions and strategically managing the enterprise.

HBOC's comprehensive local, metropolitan and wide area network services and its client/ server-based Pathways 2000-Registered Trademark- family of applications provide the key elements for integrating and uniting providers across the continuum of care and provide the basis for a lifelong patient record.

Through the use of open systems architecture, HBOC offers healthcare organizations the flexibility to add incremental capabilities, thereby helping to preserve capital investment in current hospital information systems. In addition, HBOC's client/server solutions facilitate the integration of clinical, financial and administrative data from both HBOC and non-HBOC applications for efficient resource allocation, allowing healthcare customers to benefit from price/ performance advances.

Wrapped around HBOC's offerings is a full set of services that includes planning, implementation and support as well as education and training. HBOC also offers a range of outsourcing services that includes transition management, facilities management, integration services and information services organizations (ISOs).

RECENT
   ACQUISITIONS --

IN ADDITION TO INTERNAL PRODUCT DEVELOPMENT AND STRATEGIC ALLIANCES, OVER THE PAST THREE YEARS THE FOLLOWING ACQUISITIONS HAVE PLAYED A KEY ROLE IN HBOC'S STRATEGY TO BUILD CRITICAL MASS AND EXPAND ITS CAPABILITIES AND PRODUCT OFFERINGS.

"EVERY ADDITION HAS MET THE CRITERIA OF A PLAN THAT WE BEGAN MAPPING OUT WITH THE HELP OF OUR CUSTOMERS MORE THAN THREE YEARS AGO TO ADDRESS THE CHALLENGES OF MANAGED CARE AND CAPITATION."

                                             -- HBOC'S GROWTH STRATEGY,
                                                     A MESSAGE FROM
                                                  CHARLIE MCCALL (1995)



DATE               ACQUISITION              DESCRIPTION
----------------------------------------------------------------------
JUNE 1993          Biven Software, Inc.     Managed care applications
 ......................................................................
DECEMBER 1993      Data-Med Computer        Installed base of 100
                   Services Limited         hospitals in the United
                                            Kingdom
 ......................................................................
MAY 1994           IBAX Healthcare          Presence in the IBM
                   Systems                  AS/400 market; installed
                                            base of 475 hospitals
 ......................................................................
SEPTEMBER 1994     Serving Software, Inc.   Health enterprise
                                            patient and resource
                                            scheduling software
 ......................................................................
DECEMBER 1994      Care 2000, Inc.          Case management
                                            methodologies
 ......................................................................
FEBRUARY 1995      Advanced Laboratory      Laboratory software
                   Systems, Inc.            for the healthcare and
                                            commercial marketplaces
 ......................................................................
JUNE 1995          First Data Health        Installed base of 500
                   Systems Corporation      hospitals
 ......................................................................
JULY 1995          Pegasus Medical Ltd.     Electronic patient record
                                            built by physicians, for
                                            physicians
 ......................................................................
SEPTEMBER 1995     CliniCom Incorporated    Multidisciplinary point-of-
                                            care clinical information
                                            systems

FINANCIAL
      HIGHLIGHTS --


                                    1995     1994       1993      1992      1991
------------------------------------------------------------------------------------------------
(Operating Income, Net Income and Fully Diluted Earnings Per Share Exclude Nonrecurring Charges)
(000 Omitted Except Per Share Data and Employees)
Revenue                           $495,595  $357,436  $267,147  $228,988  $184,859
Operating Income                  $ 95,722  $ 53,042  $ 31,883  $ 22,600  $  6,560
Net Income                        $ 56,654  $ 31,555  $ 18,897  $ 14,629  $  3,949
Fully Diluted Earnings Per Share  $   1.43  $    .86  $    .52  $    .42  $    .12
Total Assets                      $535,134  $264,132  $156,182  $125,689  $114,490
Long-Term Debt                    $    582  $    252  $     --  $     --  $ 20,752
Stockholders' Equity              $318,730  $124,777  $ 83,182  $ 61,608  $ 25,706
Employees at Year-End                3,363     2,542     2,153     1,946     1,765
Revenue Per Average
Number of Employees               $    166  $    145  $    130  $    123  $    101
----------------------------------------------------------------------------------

NOTES
1991 amounts are shown before Discontinued Operations.
1992 amounts are shown before CliniCom's Cumulative Effect of an Accounting
  Change.
All prior period amounts have been restated to reflect the 1995 acquisition of CliniCom Incorporated in a pooling transaction.

STOCK HIGH AND LOW
CLOSING PRICES
 1993    1994    1995
                $85.75
        $36.13     -
$23.00     -    $33.50
   -    $20.75
 $8.44
----------------------

REVENUE (000 OMITTED)
  1993       1994     1995
                    $495,595

          $357,436

$267,147
----------------------------

FULLY DILUTED EARNINGS
PER SHARE
(Excluding Nonrecurring Charges)
1993   1994   1995
              $1.43

       $.86

$.52
-------------------

All prior period amounts have been restated to reflect the 1995 acquisition of CliniCom Incorporated in a pooling transaction.

95 ORGANIZATIONAL
             HIGHLIGHTS --


IN ADDITION TO SEVERAL STRATEGIC ACQUISITIONS (SEE OPPOSITE PAGE), 1995 ORGANIZATIONAL HIGHLIGHTS INCLUDED THE FOLLOWING:

-- Introduced service track methodology for STAR and Pathways 2000 product lines to streamline implementation processes, control costs and encourage customer independence.

--  Purchased rights to the Crescendo nursing information system from CHC
    (UK) Ltd., adding another 60 National Health Service hospital customers to HBOC's United Kingdom operations.

-- Announced the general availability of STAR Navigator, a Windows-Registered Trademark--based graphical user interface that will serve as the foundation for developing a common "look and feel" among HBOC applications.

--  Signed five new outsourcing contracts totaling approximately $79 million.

-- Signed a sales agreement with Science Applications International Corporation (SAIC) to install TRENDSTAR-Registered Trademark- decision support in 120 U.S. Department of Defense hospitals.

INFORMATION
        FOR THOSE WHO CARE

                       TO OUR
                          STOCKHOLDERS --

FEW THINGS ARE MORE REWARDING THAN MEETING A CHALLENGE HEAD-ON -- AND WINNING. THAT'S WHAT 1995 WAS ALL ABOUT FOR HBO & COMPANY. WE BEGAN THE YEAR WITH THE BAR SET HIGH FOR OURSELVES -- WITH GOALS TO COMPLETE THE
REPOSITIONING HBOC HAS BEEN WORKING TOWARD FOR THE PAST THREE YEARS, TO DELIVER ON OUR PATHWAYS 2000 ENTERPRISE SOLUTION COMMITMENTS AND TO SET NEW RECORDS IN REVENUE AND EARNINGS PER SHARE.


[PHOTO]

CHARLES W. MCCALL
PRESIDENT AND CHIEF
EXECUTIVE OFFICER

By year-end, HBOC had achieved those goals. Revenue reached an all-time high of $495.6 million, and earnings per share stood at $1.43 excluding nonrecurring charges, a 66 percent increase over 1994. Several Pathways 2000 applications were "live" at development and early adopter sites across the country. And an aggressive growth strategy resulted in four more acquisitions in 1995 that added significant critical mass and strategic capabilities, most notably in the clinical arena. As a result, we believe HBOC is better equipped than any other vendor -- in terms of people, products and technology -- to quickly and effectively put information tools in the hands of those who provide care.

As healthcare continues to evolve rapidly toward a future where wellness is the goal and managed care is the norm, providing information for those who care has taken on new meaning. It's no longer enough to capture charges or produce a correct bill. "Those who care" need real-time access to information that takes them beyond the confines of the hospital and across the care continuum into physician offices, outpatient clinics and even private homes. Only then can caregivers make decisions that control costs and improve the quality of the care they deliver.

That's why 1996 will find HBOC continuing to build clinical strength and flexibility into its product offerings. Multidisciplinary and point-of-care applications, critical pathways, physician computing, clinical workstations and home health are just some of the areas where we've invested heavily and will continue to devote resources. We'll also continue to refine key infrastructure pieces such as Pathways Health Network Server, HBOC's clinical data repository, which serves as the foundation for merging clinical data from disparate sources.

While caregivers are the most visible of "those who care," behind the scenes enterprise managers and other financial and executive personnel need information to operate efficiently and to support their new roles as managers of risk. HBOC is ready with a wide range of solutions, including financial, decision support, contract management and managed care applications, as well as networking technologies and services to facilitate information sharing across all the settings of an enterprise or integrated delivery network.

As a company that today encompasses multiple product lines, technologies and employee groups, HBOC understands the challenges facing healthcare customers as they attempt to merge disparate organizations and information systems. Those are our challenges as well. With most of the strategic enterprise pieces assembled, HBOC is executing an integration plan that calls for facilitated data exchange, a common "look and feel" across applications, and clear migration paths for existing transaction systems into the enterprise. In doing so, we're helping to ensure that organizations have the flexibility to choose their own pathway to the future and to grow according to their own priorities, not an HBOC agenda.

That means continuing to invest in existing HIS solutions to ensure that they continue to address the business needs of hospitals. That also means listening to customer input as we seek to balance investment in those systems with the need for new "horizontal" applications that span multiple care settings in the enterprise. Finally, that means continually seeking new ways to re-engineer service and support processes to improve customer satisfaction and provide the best value possible.


[PHOTO]

HBOC'S ASSAF MORAG, M.D.,
WITH PATHWAYS SMART MEDICAL RECORD


Much of the territory in this "brave new world" of healthcare is still uncharted, but one thing is certain -- just as diagnostic technology has radically improved disease intervention and survival rates, information technology has the potential to do the same for personal health and well-being. That's why at HBOC we've made it our business to lead the industry in providing information for those who care.


/s/ Charlie McCall

Charles W. McCall
President &  CEO
January 31, 1996

INFORMATION
        PATIENT --


EVERY SECOND COUNTS IN THE E.R. WHEN YOUR CHILD IS SICK OR INJURED, YOU DON'T WANT TO WASTE TIME FILLING OUT FORMS OR ANSWERING THE SAME QUESTIONS YOU ANSWERED LAST WEEK IN THE PEDIATRICIAN'S OFFICE. ALL YOU CAN THINK ABOUT IS FINDING HELP -- RIGHT NOW.


"THE EASIER WE MAKE IT TO ACCESS SERVICE, THE MORE PATIENTS WE'LL ATTRACT INTO OUR SYSTEM AND THE MORE SATISFIED THEY WILL BE."

                                                         JOHN P. MCDANIEL,
                                                CHIEF INFORMATION OFFICER,
                                                       MCLAREN HEALTH CARE
                                                 CORPORATION, FLINT, MICH.


Unfortunately, most clinics or emergency rooms today probably won't know that your child was treated for an allergic reaction to a bee sting last week, that his physician is Dr. Jones or that your health plan co-payment is $25. The result -- redundant paperwork, endless delays and tremendous frustration.

HBOC is striving to take the pain out of healthcare with solutions that enable information to follow a patient or healthcare consumer, wherever that person arrives for care. Our access management strategy is built on the premise that every patient is a customer who expects personal, reliable and efficient service from caregivers. To be competitive, health enterprises and integrated delivery networks must achieve high levels of customer satisfaction while streamlining operational activities and closely managing access to services.

HBOC has worked side-by-side with its customer partners to develop the new service models and solutions needed to successfully address these challenges. To help reduce service fragmentation and facilitate care, our "customer notebook" provides a means to identify persons anywhere in a health system, even across disparate information systems. As a result, enterprises can capture and share relevant baseline clinical, demographic, benefits and eligibility information across various care settings. When a patient arrives for care, his or her information is readily available.

On another front, enterprisewide scheduling allows caregivers to arrange tests or procedures anywhere in the health system and deliver a coordinated itinerary to the patient, eliminating long waits and improving the use of system resources.

To support individual healthcare encounters, HBOC is developing a solution that will allow enterprises to positively identify the healthcare consumer, acknowledge the care delivered and incorporate each specific event into a lifetime computer-based record.

                                     [PHOTO]

                                     ACCESS
                              INFORMATION - PATIENT

INFORMATION
         CAREGIVER --

BEN ADAMS, 75, HAD A MILD HEART ATTACK LAST MONTH. NOTHING TOO SERIOUS, BUT AFTER TIME SPENT IN CARDIAC REHABILITATION, A CARE COORDINATOR NOW VISITS HIM AT HOME TWICE A WEEK -- JUST TO BE SURE HE'S STABLE AND STILL FOLLOWING THE DOCTOR'S ORDERS.


"TO IMPROVE OUTCOMES, PHYSICIANS NEED TO BE ABLE TO LOOK AT ALL INFORMATION ON A SINGLE PATIENT AT ONE TIME, IN THE RIGHT FORMAT AND IN A PLACE WHERE THEY CAN REACT TO IT MEANINGFULLY."

                                                         ROBERT WEARS, M.D.,
                                                 FACEP, CLINICAL DIRECTOR OF
                                                        INFORMATION SYSTEMS,
                                                       UNIVERSITY OF FLORIDA
                                                         COLLEGE OF MEDICINE
                                                                JACKSONVILLE

To provide Ben Adams with the best care possible, his caregivers -- from the cardiologist who treated him in the I.C.U. to the homecare nurse who now monitors his progress -- need easy access to patient information that will enable them to make the right decisions at the point of care, no matter where that may be.

Today, much of that information is likely to be found piecemeal, captured using diverse technologies throughout a health system. The challenge is to bring that data together into a common technology, integrate it and present it in a way that's logical to those who provide care.

But what's logical to a nurse in the I.C.U. is different from a nurse who works in labor and delivery, even though the type of information collected and displayed may be much the same. Portability and outcomes documentation are important to both acute-care nurses and home health professionals, but those who work in the home need information that can travel with them even to remote locations. And physicians seeking productivity enhancements want systems that think the way they do.

Building on the capabilities of its hospital information systems, HBOC is leveraging its clinical expertise to provide solutions that meet the needs of caregivers across the care spectrum.

For example, our point-of-care solutions allow nurses and other caregivers to capture or access information at the bedside, whether at home or in the hospital, while HBOC's staff physicians draw from "real-life" medical practice to build the clinical documentation tools that can be used in a physician's office. And clinical professionals are applying their expertise to enable all providers to implement coordinated care plans, measure patient outcomes and document care on a real-time basis.

                                     [PHOTO]

                                      CARE
                            INFORMATION - CAREGIVER

INFORMATION
        ENTERPRISE --

IT'S NO LONGER ENOUGH TO SIMPLY PROVIDE CARE FOR THOSE WHO ARE ILL. AS MANAGED CARE AND CAPITATION BECOME MORE COMMON, THE SUCCESS OF HEALTH ENTERPRISES WILL BE TIED TO HOW THEY MANAGE THE WELLNESS OF A POPULATION.

"IN A MANAGED CARE ENVIRONMENT, INFORMATION TECHNOLOGY BECOMES A CORE BUSINESS COMPETENCY THAT'S NECESSARY TO ACQUIRE BUSINESS, SELL PRODUCTS, SUPPORT DELIVERY AND DOCUMENT HOW WELL ALL THAT IS DONE."

                                                            RICK SKINNER,
                                               CHIEF INFORMATION OFFICER,
                                                PROVIDENCE HEALTH SYSTEM,
                                                           PORTLAND, ORE.


The healthcare industry is moving toward tightly managed, primary-care based networks where the goal is to keep people out of the hospital, not keep them in. To do that, healthcare organizations must acquire the technological infrastructure to pull together disparate systems and facilitate the flow of data throughout the enterprise. They must also re-engineer business processes to reflect a new model of healthcare delivery -- one that emphasizes health over healthcare. And to support that model, they need solutions that enable them to manage risk like an insurance company and to measure and document quality, outcomes and member satisfaction.

HBOC has both the expertise and the solution sets to help health-care organizations move from where they are to where they want to be. For those that need improved infrastructure, we offer a full range of networking technologies, Value Added Network services and electronic data interchange capabilities. HBOC's interface manager allows enterprises to manage transactions among disparate applications, while our enterprise repository brings together patient data into a meaningful, integrated longitudinal record of care.

For organizations that are committed to business process re-engineering, HBOC offers solutions that allow them to extend functions such as registration, scheduling, order entry and budgeting horizontally across multiple sites in the enterprise. Those searching for decision support, contract management or full managed care applications will find that HBOC solutions are among the best in the industry.

Most importantly, HBOC is mapping its priorities to mirror those of its customers -- preserving investment in current systems, maintaining a commitment to open, scalable architecture, developing new solutions where they're most needed and focusing its expertise on the integration of the delivery network itself. That's how we'll fulfill our mission and enable enterprises to provide information that will make a difference for those who care.

                                     [PHOTO]

                                   MANAGEMENT
                            INFORMATION - ENTERPRISE

                 FINANCIAL REPORT

FIVE-YEAR SELECTED FINANCIAL INFORMATION        13

FINANCIAL REVIEW                                14

REVENUE BY BUSINESS UNIT                        17

CONDENSED CONSOLIDATED
QUARTERLY STATEMENTS OF INCOME                  18

CONSOLIDATED STATEMENTS OF INCOME               19

CONSOLIDATED BALANCE SHEETS                     20

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY                            21

CONSOLIDATED STATEMENTS
OF CASH FLOWS                                   22

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS                            23

COMMON STOCK DATA                               27

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS        28

FIVE-YEAR SELECTED FINANCIAL INFORMATION


FOR THE YEARS ENDED DECEMBER 31                              1995      1994      1993      1992      1991
-----------------------------------------------------------------------------------------------------------
(000 Omitted Except for %s, Per Share Data, Ratios, Stockholders and Employees)

OPERATIONS (EXCLUDING NONRECURRING CHARGES)
     Revenue                                               $495,595  $357,436  $267,147  $228,988  $184,859
     Operating Income                                      $ 95,722  $ 53,042  $ 31,883  $ 22,600  $  6,560
     Income Before Income Taxes                            $ 94,423  $ 52,592  $ 31,495  $ 22,165  $  5,129
     Net Income                                            $ 56,654  $ 31,555  $ 18,897  $ 14,629  $  3,949
-----------------------------------------------------------------------------------------------------------
AS A PERCENT OF REVENUE (EXCLUDING NONRECURRING CHARGES)
     Operating Income                                           19%       15%       12%       10%        4%
     Income Before Income Taxes                                 19%       15%       12%       10%        3%
     Net Income                                                 11%        9%        7%        6%        2%
-----------------------------------------------------------------------------------------------------------
PERCENT CHANGE FROM PRIOR YEAR (EXCLUDING NONRECURRING CHARGES)
     Revenue                                                    39%       34%       17%       24%        --
     Operating Income                                           80%       66%       41%      245%      (34%)
     Income Before Income Taxes                                 80%       67%       42%      332%      (46%)
     Net Income                                                 80%       67%       29%      270%      (20%)
-----------------------------------------------------------------------------------------------------------
SHARE INFORMATION (EXCLUDING NONRECURRING CHARGES)
     Weighted Average Shares Outstanding (Fully Diluted)     39,511    36,667    36,010    34,952    32,074
     Stockholders of Record                                   1,686     1,746     1,662     1,827     1,810
     Fully Diluted Earnings Per Share                      $   1.43  $    .86  $    .52  $    .42  $    .12
     Cash Dividends Per Share                              $    .16  $    .16  $    .15  $    .15  $    .15
     Book Value at Year-End Per Share                      $   7.94  $   3.55  $   2.44  $   1.80  $    .82
     Closing Stock Price Per Share - High                  $  85.75  $  36.13  $  23.00  $  12.88  $   5.81
                                   - Low                   $  33.50  $  20.75  $   8.44  $   4.88  $   2.50
-----------------------------------------------------------------------------------------------------------
CAPITALIZED SOFTWARE
     Research and Development Expenditures                 $ 57,510  $ 42,589  $ 33,628  $ 28,374  $ 26,677
     Capitalized Software Expenditures                     $ 14,546  $ 10,459  $  7,799  $  6,298  $  5,775
     Research and Development Capitalization Rate               25%       25%       23%       22%       22%
     Amortization of Capitalized Software                  $  5,791  $  6,184  $  3,801  $  2,979  $  2,749
-----------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS (EXCLUDING NONRECURRING CHARGES)
     Return on Average Stockholders' Equity                     25%       31%       29%       35%       16%
     Current Ratio                                            1.2:1     1.1:1     1.5:1     1.4:1     1.3:1
     Long-Term Debt to Stockholders' Equity                      --        --        --        --      .8:1
-----------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
     Cash and Cash Equivalents                             $ 65,263  $ 14,951  $ 41,150  $ 12,348  $  4,279
     Working Capital                                       $ 47,250  $ 11,160  $ 34,627  $ 23,969  $ 18,369
     Total Assets                                          $535,134  $264,132  $156,182  $125,689  $114,490
     Long-Term Debt                                        $    582  $    252  $     --  $     --  $ 20,752
     Stockholders' Equity                                  $318,730  $124,777  $ 83,182  $ 61,608  $ 25,706
-----------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
     Employees at Year-End                                    3,363     2,542     2,153     1,946     1,765
     Revenue Per Average Number of Employees               $    166  $    145  $    130  $    123  $    101
-----------------------------------------------------------------------------------------------------------

NOTES
1995 Income Statement related items exclude the Nonrecurring Charge of $136,481.
      The Net Loss is ($25,235) and Fully Diluted Loss Per Share is ($.67) including the Nonrecurring Charge.
1992 is presented before CliniCom's Cumulative Effect of an Accounting Change. 1991 is presented before Discontinued Operations. Income Statement related items exclude the Nonrecurring Charge of $10,883. The Net Loss is ($4,442) and Fully Diluted Loss Per Share is ($.14) including the Nonrecurring Charge.
All prior period amounts have been restated to reflect the 1995 acquisition of CliniCom Incorporated in a pooling transaction.

-- FINANCIAL REVIEW

GENERAL
After a record year in 1994, HBO & Company accepted the challenge of continuing to expand rapidly in 1995 with confidence that the Company's people, products and strategic acquisitions would lead to another record year. The result -- a 66% increase in earnings per share to $1.43 in 1995 (excluding nonrecurring charges), from $.86 in 1994 -- is proof of the Company's success in meeting that challenge. HBOC generated revenue of $496 million in 1995, a 39% increase over 1994, and increased operating income as a percent of revenue to 19% in 1995, excluding nonrecurring charges, compared to 15% in 1994 and 12% in 1993.

In 1995, the Company recorded nonrecurring charges related to acquisitions totaling $137 million. Inclusive of the nonrecurring charges, HBOC had a loss per share for the year of ($.67). The loss per share is not adjusted for the effect of stock options outstanding since the effect was anti-dilutive. Fully diluted earnings per share information excluding the nonrecurring charges is presented above to aid in financial analysis.

The Company's revenue growth resulted from its success in selling HBOC's enterprisewide information system solutions that address the complex needs of today's healthcare marketplace. HBOC believes that the best way to meet these needs is by offering strong transaction-based systems that populate enterprisewide financial and clinical data repositories, which in turn can be accessed by a number of specialized, client/server-based applications.

The Company enters 1996 with its strongest backlog in history. At December 31, 1995, future contracted outsourcing service fees totaled $115 million. Contracted software license and hardware fees not yet delivered and installed totaled $31 million. Future payments from systems sold under monthly service fee agreements totaled $7 million. HBOC's position is further strengthened by the fact that the Company's revenue mix has shifted toward recurring revenue. In 1995, 42% of the Company's revenue was recurring in nature, compared to 35% in 1994. The Company also derives a large portion of its revenue from automatically renewable maintenance and support agreements. In addition, the Company derives significant recurring revenue from its multiyear remote processing contracts.

For 1995, operating expense excluding the nonrecurring charges grew at a slower rate than revenue due to the Company's successful cost control programs and productivity enhancements. The Company experienced improvement in the productivity of its implementation personnel partially as the result of the introduction of service tracks methodology, which encourages customers to take a more active role in the implementation process. Revenue per average number of employees increased to a record $166,000 in 1995 compared to $145,000 in 1994 and $130,000 in 1993.

REVENUE PER AVERAGE
NUMBER OF EMPLOYEES
(000 Omitted)
1993  1994  1995
            $166

      $145

$130
----------------

Cash flow from operations reached a record $91.4 million for 1995. HBOC utilized $37.6 million in investing activities and $3.5 million in net financing activities. As a result of this activity, the Company's cash balance increased by $50.3 million to $65.3 million at December 31. HBOC has been able to finance its acquisitions either through equity or with cash from operations. The Company had no bank debt as of year-end.

Strategic acquisitions played a vital role in HBOC's success during 1995. These acquisitions, detailed on page 2, increased the Company's customer base and rounded out its product portfolio. The CliniCom acquisition was accounted for as a pooling of interests and thus all prior period financial information has been restated. Unless otherwise noted, management's discussion of financial results is based on restated figures.

RESULTS OF OPERATIONS
The following table presents as a percent of revenue certain categories included in the Company's consolidated statements of income for 1993 through 1995:

                               1995   1994   1993
-------------------------------------------------
Revenue                        100%   100%   100%
Operating Expense:
  Cost of Operations            47%    52%    53%
  Marketing                     14%    13%    14%
  Research and Development       9%     9%    10%
  General and Administrative    11%    11%    11%
-------------------------------------------------
Operating Income                19%*   15%    12%
-------------------------------------------------
Net Income                      11%*    9%     7%
-------------------------------------------------

* Including the nonrecurring charges, operating income was (8%) of revenue and net income was (5%) of revenue for 1995.

Revenue increased to $496 million in 1995, a 39% increase over 1994. This growth was primarily the result of dramatic increases in revenue from maintenance contracts and software license fees, as well as the addition of remote processing revenue from the aquisition of First Data Health Systems Corporation (now known as the Charlotte Product Group or CPG).

-- FINANCIAL REVIEW

Software license fee revenue increased 35% in 1995 compared to 1994 and represented 25% of the Company's revenue for the year. The driving force behind software license fee growth was the success of the Company's Pathways 2000 family of enterprise solutions, applications which are crucial to hospitals operating in an environment of increasing consolidation, capitated rates and managed care. Software license fees for the Company's STAR products continued to provide a strong base of revenue. The Company's TRENDSTAR decision support products also had another year of success as hospitals continued to invest in applications designed to make better use of the increasing amounts of information available. The addition of CPG's software products contributed to overall growth, as did software from Advanced Laboratory Systems, Inc. (ALG) and the Serving Software Group's
(SSG) enterprise scheduling product.

Hardware revenue increased 10% in 1995 compared to 1994. Although the price of hardware continues to decline even as performance and processing power increase, HBOC has successfully maintained hardware margins and continues to pursue an open systems approach by designing products to run on a variety of platforms.

Revenue from implementation services increased 23% in 1995 over 1994 and represented 18% of total revenue for the year. Pathways 2000, CPG and Series contributed the highest revenue growth, but almost all business units had increases as customers turned to HBOC not only for initial implementation services but also for a variety of customized services designed to enhance the value of their system investments.

A dramatic increase in the customer base over the past two years has resulted in tremendous growth in recurring revenue from maintenance and support contracts. Up 61% in 1995 over 1994, maintenance and support revenue represented 29% of the Company's total revenue in 1995. STAR increased due to new product offerings and an increase in the number of installed customers, while CPG, Series and ALG were responsible for acquisition-related growth. In addition, revenue from CPG's remote processing contracts contributed a significant new source of revenue in 1995.

Revenue in 1994 increased 34% over 1993 due to both internal growth and acquisitions. Strong revenue from software license fees was the result of the successful introduction of the Pathways 2000 family of products and solid revenue from STAR applications. Revenue from maintenance and support contracts also increased dramatically as the customer base expanded due to acquisitions and internal growth. Services revenue increased as the Company's implementation teams tackled a strong backlog of business, and outsourcing services increased primarily due to the success of the outsourcing business in the United Kingdom.

Cost of operations as a percent of revenue decreased to 47% in 1995 from 52% in 1994, which in turn increased the gross margin to 53% in 1995 from 48% in 1994. The primary reason for the improvement in the gross margin was the 43% increase in combined maintenance, support and implementation revenue while the cost of operations salaries which support these revenue sources increased only 12%. In addition, the shift in the revenue mix away from lower margin hardware revenue had a favorable impact on the gross margin. Cost of operations expense increased over 1994 primarily as a result of higher salaries, increased software and hardware maintenance expense related to acquisitions, costs of the remote processing data center, higher hardware cost related to improved hardware sales, increased amortization expense related to acquired customer lists, higher facilities expense and increased software royalty fees.

For 1994, cost of operations as a percent of revenue dropped to 52% from 53% in 1993. Personnel-related expense increased as HBOC expanded its implementation and support staff to service a growing customer base. Amortization expense increased as a result of higher amortization of capitalized software and amortization of the customer lists acquired from IBAX Healthcare Systems. In addition, software royalty expense increased due to higher sales of third-party software products, and hardware and software maintenance expense increased primarily for the support of customer's third-party business partner products.

Marketing expense as a percent of revenue increased slightly to 14% in 1995 compared to 13% in 1994 and 14% in 1993. Higher commission expense due to increased sales volume and increased salaries and travel expense related to the increase in the size of the sales force were the primary reasons for the increase in total marketing expense in both 1995 and 1994.

Research and development (R&D) expense as a percent of revenue remained constant at 9% in both 1995 and 1994, down from 10% in 1993. In both 1995 and 1994, total R&D expense increased mainly due to higher salaries related to acquisitions. This increase was partially offset by a higher R&D capitalization rate of 25% for both 1995 and 1994, up from 23% in 1993. This rate increase was primarily due to heavy development efforts related to the Pathways 2000 family of products.

-- FINANCIAL REVIEW

General and administrative expense as a percent of revenue remained constant at 11% for 1995, 1994 and 1993. In 1995, general and administrative expense increased primarily due to higher expense for incentive programs, increased facilities expense, higher salaries and increased depreciation expense resulting from a larger fixed asset base. In 1994, general and administrative expense increased due to higher depreciation related to acquisitions, increased facilities expense and higher employee benefit costs related to the growth in the number of employees.

HBOC recorded two nonrecurring charges during 1995. In the second quarter, the Company recorded a $126 million purchased R&D charge related to the CPG acquisition, and in the third quarter, an $11 million nonrecurring charge related to the CliniCom acquisition. As a result, the Company experienced an operating loss of $41 million for 1995 compared to operating income of $53 million in 1994. Excluding the nonrecurring charges, operating income as a percent of revenue was 19% for the year compared to 15% in 1994 and 12% in 1993.

The effective tax rate remained stable at 40% in 1995, 1994 and 1993. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of 1993.

Weighted average shares outstanding increased in 1995 due to the issuance of 4 million shares of HBOC common stock in connection with the CPG acquisition and shares issued under employee stock option and purchase programs. In 1994, fully diluted weighted average shares outstanding increased due to shares issued under employee stock option and purchase programs and the dilutive effect of stock options outstanding.

HBOC is affected by inflation through increased salaries, benefits and other operating and administrative expenses. To the extent permitted by the marketplace, the Company attempts to pass on increased costs by periodically increasing prices of products and services. Standard software maintenance and support agreements contain clauses allowing the Company to increase fees annually to reflect changes in costs. Other products and services are generally contracted for short periods and are therefore not exposed to inflationary pressure.

The Company has reviewed Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in 1995 and believes that the adoption of these standards will not have a material effect on the Company's financial statements taken as a whole.

LIQUIDITY AND CAPITAL RESOURCES

HBO & Company generated a record $91.4 million in cash flow from operations in 1995, 2.5 times the $36.5 million generated in 1994. As a result, the Company had $65.3 million in cash and no bank debt on its balance sheet at the end of 1995.

CASH FLOW FROM
OPERATIONS (in millions)
 1993   1994   1995
               $91.4

$47.8

       $36.5
--------------------

During 1995, the Company used $37.6 million in cash for investing activities, including $14.6 million for capitalized software development, $12.6 million for acquisitions, net of cash acquired, and $11.2 million for capital expenditures. The Company used an additional $3.5 million for net financing activities.

The strength of HBOC's cash flow has improved the Company's liquidity position. The current ratio increased to 1.2:1 at the end of 1995 compared to 1.1:1 at the end of 1994. Cash increased to 26% of current assets compared to 10% at the end of 1994, with a corresponding drop in receivables as a percent of current assets. In addition, the Company is maintaining a low delinquency rate on receivables with approximately 4% of trade receivables over 90 days past due at year-end. Management continues to focus on receivables growth as the Company expands and believes that the rapid integration of newly acquired companies ensures proper focus on this area. The stability of HBOC's liquidity has been enhanced as the revenue mix has shifted toward recurring revenue. This provides a stable, growing source of cash for operating, investing and financing needs.

The Company has access to several financing sources, including $25 million available at December 31 under a revolving credit agreement, $5 million under a committed, unsecured line of credit and $5 million under an uncommitted, unsecured line of credit.

HBOC is well positioned to continue generating strong cash flow from operations due to its strong base of recurring revenue, successful expense control programs and improved productivity resulting from the synergies created as acquired companies are integrated with HBOC. Management believes that with its access to financing sources, strong cash position and lack of debt, the Company has the flexibility necessary to make strategic investments to enhance quality, increase efficiency and promote growth.

-- REVENUE BY BUSINESS UNIT


1995
-----------------------------------------------------------------------------------------------------------------------
(000 OMITTED EXCEPT %S)

                                             OUTSOURCING    AMHERST                    CONNECT
                                               SERVICES     PRODUCT   INTERNATIONAL  TECHNOLOGY
                            NORTH AMERICA*       GROUP       GROUP        GROUP         GROUP        TOTAL     PERCENT
-----------------------------------------------------------------------------------------------------------------------
RECURRING REVENUE
     Software Maintenance        $ 123,239    $   2,949    $  11,366    $   4,557     $    577     $ 142,688      29%
     Outsourcing Services               --       28,299           --        9,113           --        37,412       8%
     Remote Processing              25,762           --           --           39           --        25,801       5%
-----------------------------------------------------------------------------------------------------------------------
        Recurring Revenue          149,001       31,248       11,366       13,709          577       205,901      42%
-----------------------------------------------------------------------------------------------------------------------
ONE-TIME SALES REVENUE
     Software License Fees         103,675           --       18,754        2,897           --       125,326      25%
     Implementation Fees            68,869          913        4,741        3,100       12,125        89,748      18%
     Hardware Sales                 53,974           --        5,965        2,387       12,294        74,620      15%
-----------------------------------------------------------------------------------------------------------------------
        One-Time Sales Revenue     226,518          913       29,460        8,384       24,419       289,694      58%
-----------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                    $ 375,519    $  32,161    $  40,826    $  22,093     $ 24,996     $ 495,595     100%
-----------------------------------------------------------------------------------------------------------------------



1994
-----------------------------------------------------------------------------------------------------------------------
(000 OMITTED EXCEPT %S)

                                             OUTSOURCING    AMHERST                    CONNECT
                                               SERVICES     PRODUCT   INTERNATIONAL  TECHNOLOGY
                            NORTH AMERICA*       GROUP       GROUP        GROUP         GROUP        TOTAL     PERCENT
-----------------------------------------------------------------------------------------------------------------------
RECURRING REVENUE
     Software Maintenance        $  74,392    $   1,777    $   9,690    $   2,656     $    340     $  88,855      25%
     Outsourcing Services               --       27,712           --        6,861           --        34,573      10%
     Remote Processing                  --           --           --           --           --            --      --
-----------------------------------------------------------------------------------------------------------------------
        Recurring Revenue           74,392       29,489        9,690        9,517          340       123,428      35%
-----------------------------------------------------------------------------------------------------------------------
ONE-TIME SALES REVENUE
     Software License Fees          77,638           --       13,033        2,190           --        92,861      26%
     Implementation Fees            56,573          530        3,929        1,900       10,305        73,237      20%
     Hardware Sales                 48,968           --        5,633        2,678       10,631        67,910      19%
-----------------------------------------------------------------------------------------------------------------------
        One-Time Sales Revenue     183,179          530       22,595        6,768       20,936       234,008      65%
-----------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                    $ 257,571    $  30,019    $  32,285    $  16,285     $ 21,276     $ 357,436     100%
-----------------------------------------------------------------------------------------------------------------------

* Includes the following groups in both the U.S. and Canada: STAR, Pathways 2000, Series, Mainframe Products Group, Charlotte Product Group,
  Advanced Laboratory Group and Serving Software Group.

All prior period amounts have been restated to reflect the 1995 acquisition of CliniCom Incorporated in a pooling transaction.

-- CONDENSED CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

                                                      (UNAUDITED)


1995
----------------------------------------------------------------------------------------------
(000 OMITTED EXCEPT FOR PER SHARE DATA)
                                                    QUARTER
                                 --------------------------------------------
                                    1ST         2ND        3RD         4TH            TOTAL
----------------------------------------------------------------------------------------------
REVENUE                          $ 99,183  $  109,916   $ 137,907   $ 148,589      $ 495,595
Operating Expense                  81,098      88,379     111,091     119,305        399,873
Nonrecurring Charge                    --     125,520      10,961          --        135,481
----------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)            18,085    (103,983)     15,855      29,284        (40,759)
Other Expense, Net                    242         543         399         115          1,299
----------------------------------------------------------------------------------------------
Income (Loss) Before Provision
  (Credit) for Income Taxes        17,843    (104,526)     15,456      29,169        (42,058)
Provision (Credit) for Income
  Taxes                             7,137     (41,810)      6,183      11,667        (16,823)
----------------------------------------------------------------------------------------------
NET INCOME (LOSS)                $ 10,706  $  (62,716)  $   9,273   $  17,502      $ (25,235)
----------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE:
   Primary                       $    .29  $    (1.72)  $     .22   $     .42      $    (.67)
   Fully Diluted                 $    .29  $    (1.72)  $     .22   $     .42      $    (.67)
----------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING:
   Primary                         36,993       36,360     41,503      41,637         37,822
   Fully Diluted                   37,099       36,360     41,596      41,657         37,822
----------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED PER
  SHARE                          $    .04  $       .04  $     .04   $     .04      $     .16
----------------------------------------------------------------------------------------------




1994
----------------------------------------------------------------------------------------------
(000 OMITTED EXCEPT FOR PER SHARE DATA)
                                                    QUARTER
                                 --------------------------------------------
                                    1ST         2ND        3RD         4TH            TOTAL
----------------------------------------------------------------------------------------------
REVENUE                          $ 72,803  $    84,741  $  91,565   $ 108,327      $ 357,436
Operating Expense                  64,260       71,502     78,696      89,936        304,394
----------------------------------------------------------------------------------------------
OPERATING INCOME                    8,543       13,239     12,869      18,391         53,042
Other Expense (Income), Net          (283)        (105)       326         512            450
----------------------------------------------------------------------------------------------
Income Before Provision for
  Income Taxes                      8,826       13,344     12,543      17,879         52,592
Provision for Income Taxes          3,530        5,338      5,017       7,152         21,037
----------------------------------------------------------------------------------------------
NET INCOME                       $  5,296  $     8,006  $   7,526    $ 10,727       $ 31,555
----------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
   Primary                       $    .15  $       .22  $     .20    $    .29       $    .86
   Fully Diluted                 $    .15  $       .22  $     .20    $    .29       $    .86
----------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING:
   Primary                         36,349       36,585     36,757      36,847         36,533
   Fully Diluted                   36,389       36,585     36,834      36,884         36,667
----------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED PER
  SHARE                          $    .04  $       .04  $     .04    $    .04       $    .16
----------------------------------------------------------------------------------------------

All prior period amounts have been restated to reflect the 1995 acquisition of CliniCom Incorporated in a pooling transaction.

-- CONSOLIDATED STATEMENTS OF INCOME


FOR THE YEARS ENDED DECEMBER 31
------------------------------------------------------------------------------------------------
(000 Omitted Except for Per Share Data)

                                                             1995     1994       1993
------------------------------------------------------------------------------------------------
REVENUE:
     Recurring                                             $ 205,901  $123,428  $ 90,203
     One-Time Sales                                          289,694   234,008   176,944
------------------------------------------------------------------------------------------------
          Total Revenue                                      495,595   357,436   267,147

OPERATING EXPENSE:
     Cost of Operations                                      232,095   186,140   142,524
     Marketing                                                70,591    47,815    37,404
     Research and Development                                 42,964    32,130    25,829
     General and Administrative                               54,223    38,309    29,507
     Nonrecurring Charge                                     136,481        --        --
------------------------------------------------------------------------------------------------
          Total Operating Expense                            536,354   304,394   235,264
------------------------------------------------------------------------------------------------
OPERATING INCOME (Loss)                                      (40,759)   53,042    31,883
Other Expense, Net                                             1,299       450       388
------------------------------------------------------------------------------------------------
Income (Loss) Before Provision (Credit) for Income Taxes     (42,058)   52,592    31,495
Provision (Credit) for Income Taxes                          (16,823)   21,037    12,598
------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                           $(25,235) $ 31,555  $ 18,897
------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE:
     Primary                                                $   (.67) $    .86  $    .53
     Fully Diluted                                          $   (.67) $    .86  $    .52
------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING:
     Primary                                                  37,822    36,533    35,649
     Fully Diluted                                            37,822    36,667    36,010
------------------------------------------------------------------------------------------------

All prior period amounts have been restated to reflect the 1995 acquisition of CliniCom Incorporated in a pooling transaction.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

-- CONSOLIDATED BALANCE SHEETS

ASSETS
------------------------------------------------------------------------------------------------
(000 Omitted)
                                                                         December 31,
                                                                       1995       1994
------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and Cash Equivalents                                        $ 65,263  $ 14,951
     Receivables, Net of Allowance For Doubtful
          Accounts of $8,330 and $2,475 in 1995 and 1994               156,210   115,845
     Current Deferred Income Taxes                                      17,794     5,133
     Inventories                                                         6,757     3,526
     Prepaids and Other Current Assets                                   6,346     7,917
------------------------------------------------------------------------------------------------
          Total Current Assets                                         252,370   147,372
------------------------------------------------------------------------------------------------
INTANGIBLES
     Net of Accumulated Amortization of $13,801 and $3,567
          in 1995 and 1994                                             184,051    57,595
------------------------------------------------------------------------------------------------
CAPITALIZED SOFTWARE
     Net of Accumulated Amortization of $22,054 and $16,878
          in 1995 and 1994                                              34,098    27,916
------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT
     Net of Accumulated Depreciation of $71,263 and $63,758
          in 1995 and 1994                                              33,609    29,103
------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                   25,098        --
------------------------------------------------------------------------------------------------
OTHER NONCURRENT ASSETS, NET                                             5,908     2,146
------------------------------------------------------------------------------------------------
                                                                      $535,134  $264,132
------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------
(000 Omitted)

CURRENT LIABILITIES:
     Deferred Revenue                                                $  71,684  $ 52,855
     Other Current Liabilities                                         133,436    83,357
------------------------------------------------------------------------------------------------
          Total Current Liabilities                                    205,120   136,212
------------------------------------------------------------------------------------------------
     DEFERRED INCOME TAXES                                                  --     1,746
------------------------------------------------------------------------------------------------
     LONG-TERM DEBT                                                        582       252
------------------------------------------------------------------------------------------------
     OTHER LONG-TERM LIABILITIES                                        10,702     1,145
------------------------------------------------------------------------------------------------
     COMMITMENTS AND CONTINGENCIES
------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
     Preferred Stock, 1,000 Shares Authorized
          and No Shares Issued in Both 1995 and 1994                        --        --
     Common Stock, $.05 Par Value, 60,000 Shares Authorized
          and 56,597 and 52,525 Shares Issued in 1995 and 1994           2,830     2,626
     Additional Paid-In Capital                                        315,906    95,063
     Retained Earnings                                                  80,255   111,497
------------------------------------------------------------------------------------------------
                                                                       398,991   209,186
Treasury Stock, as Cost (16,478 and 17,328 Shares in 1995 and 1994)    (80,261)  (84,409)
          Total Stockholders' Equity                                   318,730   124,777
------------------------------------------------------------------------------------------------
                                                                      $535,134  $264,132
------------------------------------------------------------------------------------------------

All prior period amounts have been restated to reflect the 1995 acquisition of CliniCom Incorporated in a pooling transaction.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

-- CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
-----------------------------------------------------------------------------------------------------------------------------------
(000 Omitted)
                                              COMMON STOCK SHARES                  ADDITIONAL                              TOTAL
                                       ------------------------------    COMMON     PAID-IN     RETAINED   TREASURY    STOCKHOLDERS'
                                       ISSUED    TREASURY OUTSTANDING    STOCK      CAPITAL     EARNINGS     STOCK        EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992             27,867      8,754      19,113      $1,393    $ 69,986    $ 70,337    $(80,108)   $ 61,608
  Common Stock Issued-*
    Public Offering                       460         --         460          23      10,817          --          --      10,840
    Stock Options Exercised                43       (336)        379           2       3,314          --       3,234       6,550
    Employee Stock Purchase Plan           --        (63)         63          --         116          --         586         702
  Treasury Stock Purchased                 --        700        (700)         --          --          --     (11,938)    (11,938)
  Other                                    70         (6)         76           4         961         (74)         57         948
  Cash Dividends Declared
    ($.15 Per Share)                       --         --          --          --          --      (4,425)         --      (4,425)
  Effect of Two-For-One Stock Split    23,811      9,049      14,762       1,190      (1,190)         --          --          --
  Net Income for the Year                  --         --          --          --          --      18,897          --      18,897
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993             52,251     18,098      34,153       2,612      84,004      84,735     (88,169)     83,182
  Common Stock Issued-*
    Stock Options Exercised               264       (578)        842          14      10,029          --       3,061      13,104
    Employee Stock Purchase Plan           10       (144)        154          --         870          --         699       1,569
  Other                                    --        (48)         48          --         160         147          --         307
  Cash Dividends Declared
    ($.16 Per Share)                       --         --          --          --          --      (4,940)         --      (4,940)
  Net Income for the Year                  --         --          --          --          --      31,555          --      31,555
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994             52,525     17,328      35,197       2,626      95,063     111,497     (84,409)    124,777
  Common Stock Issued-*
    Business Combination                4,000         --       4,000         200     199,800          --          --     200,000
    Stock Options Exercised                65       (765)        830           4      19,795          --       3,770      23,569
    Employee Stock Purchase Plan            7        (78)         85          --       1,240          --         378       1,618
  Other                                    --         (7)          7          --           8        (223)         --        (215)
  Cash Dividends Declared
    ($.16 Per Share)                       --         --          --          --          --      (5,784)         --      (5,784)
  Net Loss for the Year                    --         --          --          --          --     (25,235)         --     (25,235)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995             56,597     16,478      40,119      $2,830    $315,906    $ 80,255    $(80,261)   $318,730
-----------------------------------------------------------------------------------------------------------------------------------


*Includes a non-cash income tax benefit reflected in additional paid-in capital of $12,314, $7,208 and $3,067 in 1995, 1994 and 1993 related to the exercise of stock options, the disqualifying disposition of stock options and the employee stock purchase plan.

All prior period amounts have been restated to reflect the 1995 acquisition of CliniCom Incorporated in a pooling transaction.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

-- CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31                                           1995           1994           1993
---------------------------------------------------------------------------------------------------------------
(000 Omitted)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income (Loss) for the Year                                      $ (25,235)      $ 31,555       $ 18,897
---------------------------------------------------------------------------------------------------------------
   Adjustments to Reconcile Net Income (Loss) to
      Net Cash Provided by Operating Activities:
      Nonrecurring Charge                                                136,481             --             --
      Depreciation and Amortization                                       30,253         18,729         10,781
      Provision (Credit) for Noncurrent Deferred Income Taxes             (2,644)         1,474          1,572
      Changes in Assets and Liabilities, Net of Acquisitions:
         Receivables                                                     (16,845)       (52,288)        10,355
         Current Deferred Income Taxes                                   (12,643)         1,147          1,252
         Inventories                                                      (5,231)          (189)           745
         Prepaids and Other Current Assets                                 2,453           (129)        (1,191)
         Deferred Income Taxes                                           (25,098)            --             --
         Other Noncurrent Assets                                            (148)           829            296
         Deferred Revenue                                                 15,573         13,322          2,515
         Other Current Liabilities                                        (5,350)        22,580          2,371
      Other, Net                                                            (190)          (506)           165
---------------------------------------------------------------------------------------------------------------
         Total Adjustments                                               116,611          4,969         28,861
---------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                        91,376         36,524         47,758
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Sale of Property and Equipment                                            814             99          1,385
   Purchase of Facility                                                       --         (2,698)            --
   Capital Expenditures                                                  (11,231)        (7,319)        (9,664)
   Purchases of Businesses, Net of Cash Acquired                         (12,594)       (45,085)        (7,020)
   Capitalized Software                                                  (14,546)       (10,459)        (7,799)
   Other                                                                      --             --          1,694
---------------------------------------------------------------------------------------------------------------
         Net Cash Used in Investing Activities                           (37,557)       (65,462)       (21,404)
---------------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED (USED) BEFORE FINANCING ACTIVITIES             53,819        (28,938)        26,354
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from Issuance of Common Stock                                 12,874          7,179         19,091
   Proceeds from Long-Term Debt                                           70,500         63,000             --
   Payment of Dividends                                                   (5,451)        (4,776)        (4,447)
   Repayment of Short-Term Debt                                          (10,000)           --            (258)
   Repayment of Long-Term Debt                                           (71,430)       (62,664)            --
   Purchase of Treasury Stock                                                 --             --        (11,938)
---------------------------------------------------------------------------------------------------------------
         Net Cash Provided by (Used in) Financing Activities              (3,507)         2,739          2,448
---------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          50,312        (26,199)        28,802
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            14,951         41,150         12,348
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $  65,263       $ 14,951       $ 41,150
---------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
   Interest                                                            $   3,306       $  2,727       $  1,413
   Income Taxes                                                        $  15,436       $  8,369       $  4,838

All prior period amounts have been restated to reflect the 1995 acquisition of CliniCom Incorporated in a pooling transaction.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

-- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES:

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of HBO & Company and its wholly owned subsidiaries, collectively referred to as "the Company" or "HBOC." All significant intercompany transactions and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION
HBO &Company delivers enterprisewide patient care, clinical, financial and strategic management software solutions, as well as networking technologies, outsourcing and other services to healthcare organizations in the United States, United Kingdom, Ireland, Canada, Puerto Rico, Saudi Arabia, Australia and New Zealand.

     SOFTWARE AND HARDWARE PRODUCTS -- Information systems are marketed under equipment purchase and software license agreements, as well as service agreements. Software and hardware are recognized at the time of delivery.

     SERVICES -- Implementation fees are recognized as the work is performed or on a percentage-of-completion basis. Software maintenance and support agreements are marketed under annual and multiyear renewable agreements. Maintenance and support revenue is generally billed annually and recognized ratably over the period. Fees for outsourcing and remote processing services are either recognized monthly as the work is performed or on a percentage-of-completion basis.

NONRECURRING CHARGE
During the second quarter of 1995, the Company recorded a $126 million nonrecurring charge primarily related to $115 million of research and development purchased as part of the Charlotte Product Group (CPG) acquisition that had not reached the stage of technological feasibility. The charge also included severance and other acquisition-related costs of $8 million and a mainframe capitalized research and development net book value adjustment of $3 million. During the third quarter of 1995, the Company recorded a nonrecurring charge of $11 million related to the acquisition of CliniCom. The nonrecurring charge consisted primarily of severance pay and acquisition costs.

OTHER EXPENSE, NET
Other expense, net, is comprised primarily of interest income on cash, cash equivalents, notes receivable and discounted future contract payments; interest expense on long-term debt and short-term line of credit borrowings; and miscellaneous expense related primarily to foreign exchange transaction gains and losses.

EARNINGS PER SHARE
Earnings per share is based upon the weighted average number of shares and the dilutive effect of stock options outstanding. Loss per share is based only upon the weighted average number of shares outstanding, since the effect of stock options is anti-dilutive.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with an original maturity of three months or less from date of purchase to be cash and cash equivalents.

INVENTORIES
Inventories are valued at lower of cost or market. Cost is determined either by the specific identification or first-in, first-out valuation methods.

CAPITALIZED SOFTWARE
The Company capitalizes costs to develop software products once the project has reached the point of technological feasibility. Management monitors the net realizable value of all software development investments to ensure that the investment will be recovered through future sales. Completed projects are amortized after reaching the point of general availability using the straight-line method based on an estimated useful life of three years.

HBOC capitalized software development costs of $14.5 million, $10.5 million and $7.8 million in 1995, 1994 and 1993. In addition, acquisitions resulted in a $2.3 million increase in capitalized software in 1995, a $2.4 million increase in 1994 and a $.7 million increase in 1993. The Company's 1995 nonrecurring charge included $4.7 million related to net realizable value adjustments for capitalized software. Amortization of capitalized software costs totaled
$5.8 million, $6.2 million and $3.8 million in 1995, 1994 and 1993.

Royalty fees in the amount of $11.3 million, $7.3 million and $2.4 million were expensed in 1995, 1994 and 1993 for third-party business partners and customers that assisted in the Company's development efforts.

-- NOTES TO CONSOLIDATED FINANCIAL STATEM[caad 214]ENTS

INTANGIBLES
Intangibles consists of certain items related to the Company's acquisitions as follows:

                                               December 31,
     (000 Omitted)                     1995                    1994
                                GROSS        NET        GROSS        NET
     ---------------------------------------------------------------------
     Series Customer Lists    $ 53,815    $ 48,105    $ 51,849    $ 49,833
     CPG Customer Lists        103,927     100,232          --          --
     Goodwill                   37,536      34,238       6,680       5,811
     Other                       2,574       1,476       2,633       1,951
     ---------------------------------------------------------------------
     Total                    $197,852    $184,051    $ 61,162    $ 57,595

The Series and CPG customer lists are being amortized over 15 years beginning in June 1994 and June 1995. Goodwill relates to seven acquisitions and is being amortized over periods ranging from seven to 15 years from the various acquisition dates.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Computer equipment is depreciated over a useful life of two to five years using the straight-line method. Office furniture and equipment are depreciated over useful lives of two to 10 years using the straight-line method. Real property is depreciated using the straight-line method over various lives of up to 39 years. Leasehold improvements are amortized on a straight-line basis over the remaining lease term.

Expenditures for maintenance and repair of equipment are expensed as incurred and amounted to $6.6 million in 1995, $4.7 million in 1994 and $3.5 million in 1993.

OTHER NONCURRENT ASSETS
Other noncurrent assets consist primarily of the long-term portion of notes receivable.

2. INDEBTEDNESS AND COMMITMENTS:

The Company entered into a long-term revolving credit agreement in June 1994 which replaced a similar agreement with another bank. In February 1995 the amount available under the agreement was increased from $20 million to $25 million. Interest is payable at the Company's option of prime or LIBOR plus a margin determined by certain of the Company's financial ratios (6-3/4% as of December 31, 1995). The commitment fee on the revolving credit agreement is 3/8% payable quarterly on the unused portion of the commitment. The agreement, which expires on June 30, 1997, contains certain net worth, income, cash flow and financial ratio covenants. The Company is in compliance with these covenants at December 31, 1995.

During 1994, the Company entered into a $25 million five-year term loan maturing on June 30, 1999, with 20 quarterly payments of $1.25 million of principal plus interest at prime or LIBOR plus 1-3/4%. The Company elected to repay the majority of the principal in 1994, leaving a short-term payable of $.4 million at December 31, 1994, which was paid in January 1995.

The Company has a $5 million committed, unsecured line of credit to cover several types of credit extensions, including letters of credit and short-term borrowings. In addition, the Company has a $5 million uncommitted, unsecured line of credit at prime less 1/2%. No facility fees or compensating balances are associated with either line.

During the second quarter of 1994, the Company entered into an agreement with a financial institution whereby the Company can sell on an ongoing basis, with partial recourse, an undivided interest in a pool of customer receivables. During the first quarter of 1995, the Company increased the amount available to be sold and the amount sold from $20 million to $30 million. Interest is payable at the Company's option of prime or LIBOR plus a margin determined by certain of the Company's financial ratios (6-3/4% as of December 31, 1995). The two-year agreement expires June 25, 1996. The Company, as agent for the purchaser, retains collection and administrative responsibilities for the receivables sold.

The Company acquired two $5 million notes payable in the 1994 acquisition of IBAX Healthcare Systems which, per the acquisition agreement, were paid in full on January 31, 1995.

The Company occupies leased facilities and leases customer and other equipment under noncancelable leases that expire through 2002. Most of the leases contain certain options to renew. The future minimum lease commitments under the terms of the Company's noncancelable leases as of December 31, 1995, were as follows:

 (000 Omitted)
      1996                       $ 18,622
      1997                         16,563
      1998                         13,017
      1999                          8,078
      2000 and thereafter           7,312
      -----------------------------------
      TOTAL                      $ 63,592

-- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. CAPITAL STOCK:

In February 1994 the Company declared a two-for-one stock split of all common stock outstanding and in the treasury, effected in the form of a stock dividend payable on March 28, 1994, to stockholders of record on March 14, 1994. All financial data has been restated for this stock split.

Beginning in 1987, the Board of Directors authorized open market purchase programs to purchase the Company's common stock, which resulted in the purchase of 22.6 million shares at an aggregate cost of $102.4 million between 1987 and 1995, leaving 621,000 shares authorized under this program.

On February 12, 1991, the Company designated 20,000 shares of its 1,000,000 shares of authorized preferred stock with no par value as Series A Junior Participating Preferred Stock with no par value and declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the Company's common stock. Due to the 1994 stock split, each such outstanding share is entitled to one-half of a Right. Each Right, when exercisable, entitles its holder to buy one-thousandth of a share of the newly authorized preferred stock at an exercise price of $35, subject to adjustment. The Rights initially will trade together with the Company's common stock and will not be exercisable unless certain triggering events occur. Until exercisable, the Rights will not have a dilutive effect on earnings per share. Following certain events, including the acquisition of 15% of the Company's common stock, the Board of Directors may elect to exchange each outstanding whole Right for two shares of the Company's common stock, subject to adjustment. In certain other circumstances, including the acquisition of 20% or more of the Company's common stock, the Rights may become exercisable for common stock of the Company having a market value of twice the Right's exercise price. The Company will be entitled to redeem the Rights at one cent per Right at any time prior to the time the Rights become exercisable.

If the Company is acquired in a merger or other business combination transaction and the Rights have not been redeemed, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value at the time of two times the Right's exercise price. The Rights will expire on February 22, 2001.

4. EMPLOYEE BENEFIT PLANS:

STOCK PURCHASE PLAN
The Company has an employee discount stock purchase plan for all eligible employees of HBO & Company and designated subsidiaries. Participants may use up to 10% of their compensation to purchase through payroll deductions the Company's common stock at the end of each plan year for 85% of the lower of the beginning or ending stock price in the plan year. At December 31, 1995, there were 716,215 shares of stock reserved for issuance under this plan.

STOCK OPTION PLANS
The Company has nonqualified and incentive stock option plans to provide key employees and directors with an increased incentive to work for the success of the Company. The option price for all stock options is the market value at the dates of grant. The options expire 10 years after the dates of their respective grants. Transactions involving stock options follow:

                                                      OPTION
                                       OPTIONS      PRICE RANGE
-----------------------------------------------------------------
BALANCE - DECEMBER 31, 1992          3,119,050    $ 2.85 - $13.33
-----------------------------------------------------------------
  Granted                              603,171    $ 8.59 - $36.25
  Exercised                            715,049    $ 2.85 - $10.00
  Forfeited                            110,047    $ 2.85 - $12.89
-----------------------------------------------------------------
BALANCE - DECEMBER 31, 1993          2,897,125    $ 2.85 - $36.25
-----------------------------------------------------------------
  Granted                              737,699    $12.89 - $49.38
  Exercised                            841,811    $ 2.85 - $36.25
  Forfeited                             92,419    $ 4.57 - $49.38
-----------------------------------------------------------------
BALANCE - DECEMBER 31, 1994          2,700,594    $ 3.00 - $49.38
-----------------------------------------------------------------
  Granted                            1,039,084    $32.81 - $75.00
  Exercised                            830,134    $ 3.00 - $49.38
  Forfeited                            366,252    $ 8.44 - $49.38
-----------------------------------------------------------------
BALANCE - DECEMBER 31, 1995          2,543,292    $ 3.00 - $75.00
-----------------------------------------------------------------
EXERCISABLE AT DECEMBER 31, 1995       983,019    $ 3.00 - $49.38
-----------------------------------------------------------------
RESERVED FOR FUTURE OPTIONS            290,032
-----------------------------------------------------------------

PROFIT SHARING AND SAVINGS PLAN
The Company has a qualified profit sharing and savings plan covering all employees with more than six months of service. Participants, except for certain highly paid employees who are subject to certain limitations, may contribute up to 15% of their compensation to the plan. The Company matches these contributions at a rate determined annually by its Board of Directors (75% of the first 4% of compensation contributed in 1995, 1994 and 1993). In addition, the Company's Board may, at its discretion, authorize within prescribed limits a profit sharing contribution to all eligible participants. Total plan expense was $3.1 million in 1995, $2.6 million in 1994 and $1.9 million in 1993.

-- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INCOME TAXES:
During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. The Company determined that there was no cumulative adjustment due to the adoption of SFAS No. 109. Prior to the adoption of SFAS No. 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11.

The components of the Company's net deferred tax asset are as follows:


                                                            December 31,
  (000 Omitted)                                         1995           1994
  --------------------------------------------------------------------------
  DEFERRED TAX LIABILITIES:
     Capitalized Software                          $ (12,492)      $ (9,916)
     Tax vs. Book Depreciation                            --           (641)
     Other                                                --           (248)
  --------------------------------------------------------------------------
       Total Deferred Tax Liabilities                (12,492)       (10,805)
  --------------------------------------------------------------------------
  DEFERRED TAX ASSETS:
     Intangibles                                      31,608             --
     Accruals                                          7,148          4,469
     Net Operating Loss Carryforward                   3,600          4,971
     Inventory                                         2,507            852
     Other                                            10,521          3,900
  --------------------------------------------------------------------------
       Total Deferred Tax Assets                      55,384         14,192
  --------------------------------------------------------------------------
  NET DEFERRED TAX ASSET                           $  42,892       $  3,387
  --------------------------------------------------------------------------

The provision (credit) for income taxes consists of the following components:

     (000 Omitted)                       1995           1994           1993
     -----------------------------------------------------------------------
     Current Portion -
        Federal                      $ 21,915       $ 16,748        $ 8,531
        State                           1,812          1,690          1,261
     -----------------------------------------------------------------------
                                       23,727         18,438          9,792
     -----------------------------------------------------------------------
     Deferred Portion -
        Federal                       (35,407)         2,295          2,482
        State                          (5,143)           304            324
     -----------------------------------------------------------------------
                                      (40,550)         2,599          2,806
     -----------------------------------------------------------------------
     Total Provision (Credit) for
        Income Taxes                 $(16,823)      $ 21,037        $12,598
     -----------------------------------------------------------------------

A reconciliation from the federal statutory rate to the total provision (credit) for income taxes is as follows:

     (000 Omitted)                       1995           1994           1993
     -----------------------------------------------------------------------
     Tax at Statutory Rate           $(14,720)       $18,407        $11,023
     State Income Taxes, Net of
        Federal Taxes                  (2,103)         2,629          1,501
     Tax Reserve Adjustment               --            (424)           --
     Other, Net                           --             425             74
     -----------------------------------------------------------------------
                                     $(16,823)       $21,037        $12,598
     -----------------------------------------------------------------------

6. OTHER CURRENT LIABILITIES:
The following significant items are included in other current liabilities at year-end:

     (000 Omitted)                                      1995           1994
     -----------------------------------------------------------------------
     Accounts Payable                               $ 29,380        $21,391
     Accrued Commissions and Bonuses                  20,710         11,184
     Customer Deposits                                20,221         10,230
     Accrued Royalties                                 6,404          2,814
     Notes Payable                                        --         10,000
     Other                                            56,721         27,738
     -----------------------------------------------------------------------
                                                    $133,436        $83,357
     -----------------------------------------------------------------------

7. ACQUISITIONS:
In February 1995 the Company completed the acquisition of Advanced Laboratory Systems, Inc. now known as the Advanced Laboratory Group (ALG), for approximately $7 million, net of cash acquired. The transaction was accounted for as a purchase.

In June 1995 the Company completed the acquisition of First Data Health Systems Corporation, now known as the Charlotte Product Group (CPG), a wholly owned subsidiary of First Data Corporation, in exchange for 4 million shares of common stock of HBOC valued at approximately $200 million.

The transaction was accounted for as a purchase. The cost of the acquisition has been allocated on the basis of an outside appraisal of the tangible assets of $58 million acquired and the liabilities assumed of $83 million. HBOC recorded approximately $115 million of intangibles after adjusting for the nonrecurring purchased research and development charge (note 1), which are being amortized on a straight-line basis over periods ranging from seven to 15 years.

The results of operations of CPG are included in the accompanying financial statements since the date of acquisition. The following unaudited pro forma information was prepared assuming the transaction was consummated on January 1 of each year presented and excludes the effect of the 1995 nonrecurring charge:

     (000 Omitted Except for Per Share Data)       1995         1994
     ---------------------------------------------------------------
     Revenue                                   $563,790     $510,781
     Net Income                                $ 60,589     $ 38,949
     Earnings Per Share                        $   1.47     $    .96

This pro forma information is not necessarily indicative of the results of operations that would have been attained had the acquisition been consummated on January 1 of each year presented or that may be attained in the future.

-- NOTES TO CONSOLIDATED FINANCIAL STATEM[caad 214]ENTS


In July 1995 the Company completed the acquisition of Pegasus Medical Ltd. for approximately $8 million of cash and contingent payments, based on certain deliverables, of up to $7 million. Contingent payments of $3 million were made in 1995. The transaction was accounted for as a purchase.

In September 1995 the Company completed the acquisition of CliniCom Incorporated in a transaction accounted for as a pooling of interests. All of CliniCom's outstanding shares were exchanged for approximately 3.5 million shares of HBOC common stock. All prior period financial information has been restated and intercompany transactions have been eliminated. Acquisition-related costs were expensed as incurred.

Summarized results of operations of the separate companies for the nine-month period ended September 30, 1995, are as follows:

   (000 Omitted)           Nine Months Ended September 30, 1995

                       HBOC       CLINICOM   ADJUSTMENTS     TOTAL
--------------------------------------------------------------------
Revenue              $318,778     $35,508     $(7,280)     $347,006
Net Income (Loss)    $(46,471)    $ 5,777     $(2,043)     $(42,737)
--------------------------------------------------------------------

A reconciliation between revenue and net income as previously reported and as restated follows:

     (000 Omitted)                          1994        1993
     --------------------------------------------------------
     REVENUE:
          As Previously Reported        $327,201    $250,791
          CliniCom                        35,416      20,146
          Adjustments                     (5,181)     (3,790)
     --------------------------------------------------------
          As Restated                   $357,436    $267,147
     --------------------------------------------------------
     NET INCOME:
          As Previously Reported        $ 28,159    $ 18,819
          CliniCom                         5,488       3,343
          Adjustments                     (2,092)     (3,265)
     --------------------------------------------------------
     As Restated                        $ 31,555    $ 18,897
     --------------------------------------------------------

8. LEGAL PROCEEDINGS:

On September 6, 1995, the Eleventh Circuit Court of Appeals affirmed the decision of the Federal District Court for the Northern District of Georgia dismissing a class action lawsuit against the Company filed in 1986. The time for any further appeals by the Plaintiff has now expired with the result that the Company has prevailed on all counts and the litigation has been conclusively terminated.

The Company is subject to other legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position or results of operations.

9. SUBSEQUENT EVENT (UNAUDITED):

On February 13, 1996, the Board of Directors of HBOC approved an amendment to the Company's Certificate of Incorporation that would increase the number of shares of authorized common stock from 60 million to 250 million. The amendment is subject to stockholder approval at the Company's Annual Meeting of Stockholders to be held on May 14, 1996. In addition, the Board announced its intention to declare a two-for-one stock split to be effected in the form of a stock dividend, contingent upon stockholder approval of the increase in authorized shares. Financial information contained in this report has not been adjusted to reflect the impact of this proposed stock split. However, if the proposed split occurs and excluding the 1995 nonrecurring charge, restated fully diluted weighted average shares outstanding would be 79,022 for 1995, 73,334 for 1994 and 72,020 for 1993 and restated earnings per share would be $.72 for 1995, $.43 for 1994 and $.26 for 1993. Including the nonrecurring charge for 1995, restated fully diluted weighted average shares outstanding would be 75,644 and loss per share would be ($.33).

-- COMMON STOCK DATA

The tables below present the quarterly high and low closing sales prices and dividend information for the Company's stock as furnished by The Nasdaq Stock Market's National Market. There were 1,686 holders of record of the Company's common stock as of December 31, 1995.


1995
----------------------------------------------------
                                           DIVIDENDS
                                           DECLARED
          QUARTER      HIGH        LOW     PER SHARE
----------------------------------------------------
          First      $ 43.75     $ 33.50     $ .04
          Second     $ 54.50     $ 40.50     $ .04
          Third      $ 64.00     $ 52.81     $ .04
          Fourth     $ 85.75     $ 62.25     $ .04
                                           ---------
                                   TOTAL     $ .16
                                           ---------


1994
----------------------------------------------------
                                           DIVIDENDS
                                           DECLARED
          QUARTER      HIGH        LOW     PER SHARE
----------------------------------------------------
          First      $ 26.38     $ 20.88     $ .04
          Second     $ 31.13     $ 20.75     $ .04
          Third      $ 34.50     $ 24.50     $ .04
          Fourth     $ 36.13     $ 29.00     $ .04
                                           ---------
                                   TOTAL     $ .16
                                           ---------

-- REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of HBO & Company:

We have audited the accompanying consolidated balance sheets of HBO & Company (a Delaware Corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBO & Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Atlanta, Georgia                                            Arthur Andersen LLP
February 6, 1996

-- STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
HBO & Company
301 Perimeter Center North
Atlanta, Georgia 30346
(770) 393-6000
FAX: (770) 393-6092
http://www.hboc.com

STOCK LISTING
HBO & Company's common stock is traded on The Nasdaq Stock Market's National Market (symbol:HBOC). Put and call options on HBO & Company common stock are traded on the Pacific Stock Exchange.

ANNUAL MEETING
HBO & Company's annual stockholders' meeting will be held on Tuesday, May 14, 1996, at 9:00 a.m. Eastern time at its Corporate Headquarters. You are cordially invited to attend.

TRANSFER AGENT AND REGISTRAR
SunTrust Bank, Atlanta
Corporate Trust Department
P.O. Box 4625
Atlanta, GA 30302
(800) 568-3476
(404) 588-7815

Communications regarding transfers, lost certificates, dividends or change of address should be directed to SunTrust Bank, Atlanta at the above address.


INVESTOR INFORMATION
The Company routinely sends its annual reports, interim quarterly reports and press releases to interested investors. To receive information, please write the Company or call
(800) HBOC-411
[(800) 426-2411]

INVESTOR RELATIONS
Security analysts and other investor inquiries should be directed to:
Anne G. Davenport
Investor Relations
HBO & Company
(800) HBOC-411
[(800) 426-2411]

S.E.C. FORM 10-K
Copies of the 10-K report filed with the Securities and Exchange Commission are available without charge, except for exhibits. To request a copy, please write the Company or call (800) HBOC-411 [(800) 426-2411]

AUDITORS
Arthur Andersen LLP
133 Peachtree Street, N.E.
Atlanta, GA 30303
(404) 658-1776

CORPORATE COUNSEL
Jones, Day, Reavis & Pogue
3500 One Peachtree Center
303 Peachtree Street, N.E.
Atlanta, GA 30308-3242
(404) 521-3939

BOARD OF DIRECTORS


HOLCOMBE T. GREEN, JR. -- CHAIRMAN        GERALD E. MAYO
Chairman and Chief Executive Officer      Chairman and President
WestPoint Stevens Inc.                    Midland Financial Services, Inc.

CHARLES W. MCCALL                         JAMES V. NAPIER
President and Chief Executive Officer     Chairman
HBO & Company                             Scientific-Atlanta, Inc.

ALFRED C. ECKERT III                      CHARLES E. THOELE
President                                 Consultant
Greenwich Street Capital Partners, Inc.   Sisters of Mercy Health System

PHILIP A. INCARNATI                       DONALD C. WEGMILLER
President and Chief Executive Officer     President and Chief Executive Officer
McLaren Health Care Corporation           Management Compensation Group/HealthCare
                                               Compensation
ALTON F. IRBY III
Principal and Deputy Chairman
J O Hambro Magan & Co.



CORPORATE OFFICERS


CHARLES W. MCCALL*                        RALPH C. CAPASSO
President and Chief Executive Officer     Senior Vice President -- Pathways 2000 Services

ALBERT J. BERGONZI*                       TIMOTHY S. HEYERDAHL
Executive Vice President -- Sales,        Vice President -- Controller,
Pathways 2000                             Accounting Officer

JAMES A. GILBERT*                         MICHAEL L. KAPPEL
Senior Vice President --                  Senior Vice President -- Strategic Product
Charlotte Product Group,                  Planning and Marketing
Mainframe Products Group,
Series Product Group,                     GLENN N. ROSENKOETTER
General Counsel and Secretary             Senior Vice President -- Advanced Laboratory
                                          Group, Amherst Product Group, Serving Software
JAY P. GILBERTSON*                        Group, STAR Product Group, HBOC (UK) Limited
Senior Vice President -- Finance,
Chief Financial Officer, Principal        E. CHRISTINE RUMSEY
Accounting Officer, Treasurer             Senior Vice President -- Human Resources
and Assistant Secretary
                                          DAVID A. SCHENK
RUSSELL G. OVERTON*                       Senior Vice President --
Senior Vice President --                  Connect Technology Group,
Business Development                      Outsourcing Services Group

* Executive Officer

HBO & COMPANY
          OFFICES


CORPORATE                    Los Angeles, CA      PUERTO RICO
                             (310) 540-4589       Hato Rey
301 Perimeter Center North                        (809) 766-1097
Atlanta, GA  30346           Minneapolis, MN
(770) 393-6000               (612) 623-4038
                                                  UNITED KINGDOM
                             Mission Viejo, CA    Berkshire
UNITED STATES                (714) 581-7125       011-44-1734-796679
Amherst, MA
(413) 549-7100               Mt. Laurel, NJ       Buckinghamshire
                             (609) 234-4041       011-44-1628-470800
Boston, MA
(617) 973-5151               Norcross, GA         Nottingham
                             (770) 441-7793       011-44-115-9683200
Boulder, CO
(303) 443-1726               Pittsburgh, PA       Romford
                             (412) 787-7780       011-44-1708-371821
Charlotte, NC
(704) 549-7000               Salt Lake City, UT   Edinburgh
                             (801) 262-0322       011-44-131-6575521
Chicago, IL
(847) 956-2000               San Francisco, CA
                             (415) 572-1920       IRELAND
Dallas, TX                                        Dublin
(214) 219-4200               Tampa, FL            011-353-1-8405355
                             (813) 931-0158
Eugene, OR
(541) 485-2338                                    ISRAEL
                             CANADA               Jerusalem
Hauppauge, NY                London, Ontario      011-972-2-433999
(516) 435-2300               (519) 432-4764

Lexington, MA                Hamilton, Ontario    AUSTRALIA
(617) 863-0600               (905) 385-4997       Lane Cove NSW
                                                  011-44-612-408-6622
Longwood, FL
(407) 831-8444

Designed by Crawford/Mikus Design, Inc., Atlanta, Ga.
Photography by David Guggenheim, Atlanta, Ga.
Printed by Color Graphics, Inc., Atlanta, Ga.