Form 10-K, Exhibit 13
period 1996-12-31
HBO & CO
filed 1997-03-06
CIK 310377

At HBOC, our people, products and services have a primary goal: To serve health enterprises by putting the right information in the right hands at the right time. In all that we do, we are committed to a continuous pursuit of quality in fact and quality in perception, so that every product and service we offer is known as the best in the industry.

FROM THE HBOC MISSION STATEMENT


[PHOTO]


TABLE OF CONTENTS
-----------------

Financial Highlights                                                           2

Letter to Stockholders                                                         3

Five-Year Selected Financial Information                                       5

Financial Review                                                               6

Revenue by Business Region                                                    10

Condensed Consolidated Quarterly Statements of Income                         11

Consolidated Financial Statements                                             12

Notes to Consolidated Financial Statements                                    16

Common Stock Data                                                             22

Report of Independent Public Accountants                                      22

Stockholder Information                                                       23

Board of Directors and Corporate Officers                                     24

HBOC Offices                                                                Back

COMPANY PROFILE

With more than 4,400 employees worldwide, HBOC serves the information systems needs of the health enterprise--integrated health systems, managed care organizations, physician practices and enterprises, payers, home health agencies and hospitals. HBOC develops, implements and supports patient care, financial, clinical, homecare, managed care and strategic management software that facilitates the integration of data throughout the enterprise. HBOC also provides a full complement of networking technologies and electronic commerce services as well as outsourcing services for managing business offices and information system operations.

HBOC's sole focus is the healthcare market, and the Company is an industry leader in revenue and market share with products and services that are sold throughout the world.


ORGANIZATIONAL HIGHLIGHTS

-- Introduced CarePoint 2000-Trademark-, HBOC's fourth generation of wireless computing solutions. CarePoint 2000 products -- a pen-enabled, hand-held PC and a cart-based, laptop PC -- are designed to facilitate point-of-care functionality.

-- Introduced Paragon-Trademark-, a Windows NT-Trademark- hospital information system for small, stand-alone acute-care hospitals. Paragon represents the next generation of HBOC's SAINT-Copyright- Express product.

-- Announced the general availability of the HBOC DeskTop, providing users with single sign-on and the ability to move easily among applications.

-- Acquired CyCare Systems, Inc., a supplier of physician group practice management software and electronic data interchange services.

-- Acquired Management Software, Inc., the No. 1 market share leader in clinical, financial and administrative homecare information solutions.

-- Acquired GMIS Inc., a leading provider of data quality tools and decision support software for the payer market.

-- Rolled out and implemented SAGE (Support Automation in a Global Environment), a companywide support automation system designed to enable HBOC employees to deliver seamless, proactive customer service and support.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                              1996           1995           1994           1993           1992
                                              ----           ----           ----           ----           ----
(Operating Income, Net Income and Fully Diluted Earnings Per Share Exclude Nonrecurring Charges)
(000 Omitted Except Per Share Data and Employees)
Revenue                                     $ 796,578      $ 607,242      $ 453,979      $ 364,697      $ 324,349

Operating Income                            $ 179,664      $ 104,024      $  57,103      $  29,995      $  29,858

Net Income                                  $ 110,805      $  64,320      $  36,469      $  17,682      $  20,232

Fully Diluted Earnings Per Share            $    1.19      $     .73      $     .44      $     .22      $     .26

Total Assets                                $ 848,947      $ 649,417      $ 380,410      $ 266,394      $ 218,869

Long-Term Debt                              $     192      $   3,642      $   4,715      $   6,133      $   7,200

Stockholders' Equity                        $ 525,343      $ 408,190      $ 203,515      $ 164,836      $ 125,882

Employees at Year-End                           4,404          4,257          3,421          2,871          3,214

Revenue Per Average

Number of Employees                         $     184      $     156      $     144      $     120      $     104



All prior period amounts have been restated to reflect the 1996 acquisitions of CyCare Systems, Inc., Management Software, Inc., and GMIS Inc. in pooling transactions.

1992 amounts are shown before CliniCom Incorporated's Cumulative Effect of an Accounting Change.

REVENUE
[GRAPH]

FULLY DILUTED EARNINGS PER SHARE
[GRAPH]

STOCK HIGH AND LOW CLOSING PRICES
[GRAPH]

All prior period amounts have been restated to reflect the 1996 acquisitions of CyCare Systems, Inc., Management Software, Inc., and GMIS Inc. in pooling transactions.

LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------

BUILDING ON THE MOMENTUM OF THE PAST FEW YEARS, HBOC REACHED A NEW LEVEL OF INDUSTRY LEADERSHIP IN 1996 -- NOT ONLY IN FINANCIAL PERFORMANCE BUT IN CUSTOMER GROWTH AND LEADING-EDGE SOFTWARE SOLUTIONS TO ADDRESS THE BROAD CONTINUUM OF HEALTHCARE DELIVERY.

Revenue grew by 31 percent last year to $797 million, and earnings per share increased 63 percent to $1.19 excluding acquisition-related nonrecurring charges. HBOC more than doubled its customer base through expansion into three new markets -- physicians, homecare and payers. We added 150 new Pathways 2000 -Registered Service Mark- enterprise solution customers. We signed five new outsourcing contracts and extended three existing engagements. We introduced Paragon -Registered Service Mark- a Windows NT -Registered Trademark- product for the small-hospital market, and we rolled out CarePoint 2000 -Registered Service Mark-, HBOC's fourth-generation wireless technology product line. The HBOC DeskTop gave product users single sign-on and easy access to applications. And a 14-chapter HL7 standards document set the bar for internal product integration, a vital step in making integration Job No. 1 at HBOC.

Those are just a few of our accomplishments last year, and we expect 1997 to be even better as the demand grows for new software solutions to address changing information requirements. Healthcare restructuring shows no signs of slowing down, and the movement from fee-for-service to managed care is driving consolidations, affiliations and alliances within and across market segments.

[PHOTOGRAPH]
CHARLES W. MCCALL
PRESIDENT AND CHIEF
EXECUTIVE OFFICER

Care delivery is rapidly moving beyond the bounds of hospitals and physicians' offices to settings such as community clinics and patients' homes. The traditional lines among payers, providers and physician practices have become increasingly blurred as integrated deliver networks evolve to manage the health of populations. And the ability to capture clinical information at the point of care has taken center stage as organizations of all kinds -- hospitals, health enterprises, physician practices, home health agencies and payers -- seek to manage outcomes and lower costs.

There has never been a more exciting time in healthcare or a greater opportunity for HBOC. Building on our presence in the hospital information systems market, we've systematically extended our reach into the health enterprise at large with strategic solution sets and "best-of-class" clinical practice software tools for hospital, physician office and homecare settings. Along the way, though internal growth and acquisitions, HBOC has assembled more than 225

LETTER TO STOCKHOLDERS

employee clinicians (including more than 40 physicians), more than 1,500 clinical customers and some 4,000 voting members in its clinical user groups.

Working together with customers, HBOC employees are drawing from firsthand experience to develop new solutions that can help health enterprises make a dramatic impact on cost and quality as they arrange for care, provide care and account for care across the enterprise. HBOC's access management solutions enable organizations to re-engineer the way members access healthcare, providing them with consistent, coordinated access to services through streamlined registration and a universal identifier. Our clinical practice tools are specially designed for use at the point of care, increasing both the efficiency of caregivers and the accuracy of the information they use to make decisions. And HBOC's enterprise management solutions--from decision support to full-blown managed care--enable enterprise managers to account for resources, determine how effectively those resources have been used and set a course for the future.

HBOC further strengthened its product portfolio in 1996 by expanding its presence in three market segments that offer great potential and that are relatively new to us--physicians, homecare and payers. The acquisition of CyCare Systems, Inc., places HBOC squarely in the physician market with a proven solution, while Management Software, Inc., gives HBOC market share leadership in homecare. The addition of GMIS Inc. provides HBOC with 280 payer customers-- including some of the largest and best-known insurance companies in the United States--and greater resources to address not only the needs of payers but also providers that are assuming risk for a population.

Each of these additions represents a twofold opportunity for HBOC--the addition of new customers and new revenue streams, and the ability to offer new solutions to existing customers. With the increasing prevalence of managed care, a great majority of our customers are ripe for enterprisewide solutions and look to HBOC for not only broad range and rich functionality but full integration as well.

In that respect, HBOC has stepped up to a challenge that few others have the ability or resources to tackle. Integration continues to be Job No. 1 at HBOC-- not only among our products but among our people and processes as well. We made steady progress last year, publishing standards that all R&D groups follow to ensure HBOC products share data at the level required for full integration. Phase II of the HBOC DeskTop is now operational at development sites, and our sales, development, service and support groups moved from a product-line, business-unit organizational structure to one focused on providing integrated solutions for the health enterprise as a whole.

HBOC faces many challenges in 1997--among them rapid change, competitive pressures and the continued challenge of assimilating new products and employee groups. But we've set the bar high for ourselves and we intend to "take the lead" as never before--with a solid customer base, talented employees, a healthy balance sheet and the broadest range of products and services in the industry.

/s/Charlie McCall
Charles W. McCall
President & CEO
February 6, 1997

                                  FIVE-YEAR SELECTED
                                 FINANCIAL INFORMATION

                                                                         FOR THE YEARS ENDED DECEMBER 31
                                                         ---------------------------------------------------------------
                                                          1996(1)      1995(2)       1994         1993       1992(3)
                                                         --------     --------      -------      -------     --------
(000 OMITTED EXCEPT FOR %S, PER SHARE DATA, RATIOS, STOCKHOLDERS AND EMPLOYEES)

Operations (Excluding Nonrecurring Charges)
  Revenue .............................................. $796,578     $607,242     $453,979     $364,697     $324,349
  Operating Income ..................................... $179,664     $104,024     $ 57,103     $ 29,995     $ 29,858
  Income Before Income Taxes ........................... $183,766     $104,564     $ 58,257     $ 34,298     $ 30,098
  Net Income ........................................... $110,805     $ 64,320     $ 36,469     $ 17,682     $ 20,232

As a Percent of Revenue
  (Excluding Nonrecurring Charges)
  Operating Income .....................................       23%          17%          13%           8%           9%
  Income Before Income Taxes ...........................       23%          17%          13%           9%           9%
  Net Income ...........................................       14%          11%           8%           5%           6%

Percent Change From Prior Year
  (Excluding Nonrecurring Charges)
  Revenue ..............................................       31%           34%         24%           12%          19%
  Operating Income .....................................       73%           82%         90%            0%         147%
  Income Before Income Taxes ...........................       76%           79%         70%           14%         185%
  Net Income ...........................................       72%           76%        106%          (13)%        211%

Share Information(4) (Excluding Nonrecurring Charges)
  Stockholders of Record ...............................    2,528        2,568        2,874         2,920        5,805
  Weighted Average Shares Outstanding (Fully Diluted) ..   93,162       87,982       82,064        80,940       78,477
  Fully Diluted Earnings Per Share .....................  $  1.19      $   .73      $   .44       $   .22      $   .26
  Cash Dividends Per Share .............................  $   .08      $   .08      $   .08       $  .075      $  .075
  Book Value at Year-End Per Share .....................  $  5.80      $  4.59      $  2.58       $  2.14      $  1.48
  Closing Stock Price Per Share--High ..................  $ 71.88      $ 42.88      $ 18.07       $ 11.50      $  6.44
                               --Low ...................  $ 32.75      $ 16.75      $ 10.38       $  4.22      $  2.44

Capitalized Software
  Research and Development Expenditures ................  $90,053      $78,539      $62,346       $54,192      $44,357
  Capitalized Software Expenditures ....................  $25,957      $24,692      $19,427       $17,581      $13,665
  Research and Development Capitalization Rate .........       29%          31%          31%           32%          31%

Financial Ratios (Excluding Nonrecurring Charges)
  Return on Average Stockholders' Equity ...............       24%          20%          20%           12%          16%
  Current Ratio ........................................    1.6:1        1.4:1        1.2:1         2.0:1        1.5:1
  Long-Term Debt to Stockholders' Equity ...............       --        .01:1        .02:1         .04:1        .06:1

Financial Position at Year-End
  Cash and Short-Term Investments ...................... $183,613     $ 91,771     $ 48,753      $ 86,208     $ 26,034
  Working Capital ...................................... $203,405     $ 83,626     $ 39,905      $ 83,193     $ 43,842
  Total Assets ......................................... $848,947     $649,417     $380,410      $266,394     $218,869
  Long-Term Debt ....................................... $    192     $  3,642     $  4,715      $  6,133     $  7,200
  Stockholders' Equity ................................. $525,343     $408,190     $203,515      $164,836     $125,882

Other Financial Information
  Employees at Year-End ................................    4,404        4,257        3,421         2,871        3,214
  Revenue Per Average Number of Employees .............. $    184     $    156     $    144      $    120     $    104


All prior period amounts have been restated to reflect the 1996 acquisitions of CyCare Systems, Inc., Management Software, Inc., and GMIS Inc. in pooling transactions. Periods prior to June 1995 do not include the purchase acquisition of First Data Health Systems Corporation. Periods prior to May 1994 do not include the purchase acquisition of IBAX Healthcare Systems.

(1) 1996 Income Statement related items exclude nonrecurring charges of $61,414. The Net Income is $73,954 and Fully Diluted Earnings Per Share is $.79 including the nonrecurring charges.

(2) 1995 Income Statement related items exclude nonrecurring charges of $136,481. The Net Loss is ($17,569) and Fully Diluted Loss Per Share is ($.21) including the nonrecurring charges.

(3) 1992 is presented before CliniCom Incorporated's Cumulative Effect of Accounting Change.

(4) All share and per share amounts have been restated to reflect the 1996 stock split effected in the form of a stock dividend.

                              FINANCIAL REVIEW

GENERAL

Unless stated otherwise, all expense, income and per share amounts exclude the following nonrecurring charges and include the dilutive effect of stock options: $61.4 million related primarily to the acquisitions of CyCare Systems, Inc., Management Software, Inc., and GMIS Inc., in 1996; $136.5 million related primarily to the 1995 acquisitions of First Data Health Systems Corporation (now known as the Charlotte Product Group or CPG) and CliniCom Incorporated. Each of the above 1996 acquisitions and the 1995 acquisition of CliniCom Incorporated was accounted for as a pooling of interests; therefore, all prior period financial information has been restated. Unless otherwise noted, management's discussion of financial results is based on restated figures.

Once again in 1996, HBO & Company ("the Company" or "HBOC") achieved record revenue and earnings. For 1996, the Company posted earnings per share of $1.19, a 63% increase over earnings per share of $.73 for 1995. The significant increase in earnings per share resulted from strong revenue growth, $796.6 million in 1996 up from $607.2 million in 1995, an increase of 31%, and an increase in operating income as a percent of revenue to 23% in 1996 compared to 17% in 1995. Including the nonrecurring charges and excluding the dilutive effect of stock options (for 1995), earnings per share for 1996 was $.79, compared to a loss per share of ($.21) in 1995 and earnings per share of $.44 in 1994.

The Company's operating expense continued to grow at a slower rate than revenue due to increased software sales, successful cost-control programs and productivity enhancements. The Company continues to make progress in the area of employee productivity, with 1996 revenue per average number of employees of $184,000, an increase from $156,000 for 1995 and $144,000 for 1994.

As the healthcare industry moves from a fee-for-service environment to managed care, HBOC has evolved the focus of its products beyond hospital and acute-care settings to encompass the full spectrum of care, including physician practices, homecare and payer entities. The Company's strategic solutions sets are aimed at supporting the re-engineering of various healthcare-related activities to improve efficiencies, reduce costs and improve the quality of patient care. Because HBOC realizes that most health enterprises and integrated delivery networks must integrate diverse technologies from disparate systems, the Company continues to focus on data and product integration. The Company's revenue growth is the result of its ability to develop, implement and support patient care, clinical, financial, homecare, managed care, payer and strategic management software that facilitates the integration of data throughout the enterprise and across the continuum of care.

In 1996, the Company completed the acquisitions of CyCare Systems, Inc. (CyCare), Management Software, Inc. (MSI), and GMIS Inc. (GMIS). These strategic acquisitions have expanded the Company's product and customer base into markets that had previously been largely untapped by the Company. Revenue and operating income for all three of the acquired business groups increased significantly in 1996 compared to 1995, demonstrating HBOC's ability to leverage its strong sales and distribution network and quickly introduce new products into its broad portfolio of product and service offerings.

The Company ended 1996 with a strong backlog. At December 31, 1996, there were 172 units of system sales not yet delivered and installed totaling $57.9 million in revenue along with $42.7 million of future recurring software revenue. Future contracted outsourcing fees totaled $120.6 million, and future payments under monthly service fee agreements totaled $3.3 million.
In addition, the Company derives significant revenue from maintenance and support contracts that are automatically renewable unless canceled, as well as recurring revenue from multiyear remote and electronic processing contracts.

The Company continues to maintain a strong liquidity position. Cash and short-term investments grew to $183.6 million at December 31, 1996, from $91.8 million at December 31, 1995. Cash flow from operations was $136.9 million for 1996, $73.8 million of cash was utilized in investing activities and $10.7 million of cash was provided by net financing activities. HBOC financed all 1996 acquisitions through equity or with cash from operations and had no bank debt as of year-end.

RESULTS OF OPERATIONS

The following table presents, as a percent of revenue, certain categories included in the consolidated statements of income for 1994 through 1996.

                                          1996  1995  1994
                                          ----  ----  ----
Revenue ...............................   100%  100%  100%
Operating Expense:*
   Cost of Operations .................    44%   47%   50%
   Marketing ..........................    14%   15%   14%
   Research and Development ...........     8%    9%    9%
   General and Administrative .........    11%   12%   14%
                                          ----  ----  ----
Operating Income* .....................    23%   17%   13%
                                          ----  ----  ----
Net Income* ...........................    14%   11%    8%
                                          ----  ----  ----

*Excluding nonrecurring charges for 1996 and 1995.

YEARS ENDED DECEMBER 31, 1996 AND 1995
Revenue increased 31% to $796.6 million in 1996 from $607.2 million in 1995. This growth was mainly due to significant increases in sales of enterprise client/server systems, HIS (hospital information systems), hardware and services.

One-time software license fee revenue grew 51% to $204.8 million in 1996, compared to $135.3 million in 1995. One-time software revenue as a percent of total revenue increased to 26% in 1996 compared to 22% in 1995. These increases were primarily due to the continuing strong demand for the Pathways 2000-Registered Trademark- line of enterprise solutions. In addition, the Company recognized strong sales of STAR 2000 and decision support products. GMIS recurring software revenue increased due to strong sales of data quality products to the payer market.

Hardware revenue increased 46% to $126.0 million for 1996 compared to $86.2 million for 1995. As a percent of total revenue, hardware revenue increased to 15% in 1996 compared to 14% in 1995. These increases were primarily from the strong sales of RISC-based processors sold in conjunction with software, sales of network equipment through the Connect Technology Group, demand for the Company's CarePoint 2000-SM- wireless solution and a continuing effort to increase add-on hardware sales to existing customers through an expanded sales center. The Company continues to support an open systems approach with the ability to support multiple networking options as well as the leading hardware platforms.

Implementation and other services revenue increased 24% in 1996 over 1995 and represented 15% of total revenue in 1996 compared to 16% in 1995. The revenue increase primarily reflects the increase in implementations resulting from strong system sales and the full-year results of CPG, which was acquired by purchase in June of 1995. The Company continues to invest in programs designed to streamline the implementation process by giving customer organizations more control over their implementations and the extent of HBOC involvement. As a result, the productivity of the Company's implementation personnel has continued to improve.

Maintenance and support revenue increased 19% in 1996 over 1995 and represented 23% of total revenue in 1996 compared to 25% in 1995. The increase for 1996 was primarily due to growth in existing product lines, expansion of the customer base and the inclusion of CPG maintenance for a full year in 1996. To manage this growth, the Company introduced a companywide support system, SAGE, in the second quarter of 1996 and is in the process of implementing it for the entire employee and customer base.

Remote and electronic processing revenue increased 31% in 1996 compared to 1995 due to the full-year impact of CPG. In addition, outsourcing services revenue increased 16% in 1996, due to the addition of new outsourcing sites.

Cost of operations as a percent of revenue decreased to 44% in 1996 from 47% in 1995. This percentage decrease was mostly in the area of personnel expense resulting from employee productivity enhancements. Total hardware cost as a percent of revenue increased to 12% in 1996 from 11% in 1995. In conjunction with decreases in cost of operations as a percent of revenue, the gross margin for 1996 grew to 56% from 53% in 1995. Cost of operations expense increased 23% in 1996 primarily due to increased hardware costs associated with the growth in hardware sales, increased software royalties expense due to increases in software sales and increased personnel expense due to the overall growth of the Company. In addition, cost of operations expense increased due to 1995 acquisitions, including costs associated with the CPG remote processing data center, software and hardware maintenance expense and amortization of intangibles.

Marketing expense as a percent of revenue decreased slightly to 14% for 1996 from 15% for 1995. Marketing expense increased 27% in 1996 over 1995, primarily due to higher personnel and commission expense directly related to the growth in size and revenue of the Company.

Research and development (R&D) expense as a percent of revenue decreased slightly to 8% in 1996 compared to 9% in 1995. The R&D capitalization rate decreased to 29% in 1996 from 31% in 1995. The R&D capitalization rate decreased due to a reduction in the use of consultants and efforts to capitalize projects acquired with CyCare, MSI, and GMIS under more conservative HBOC policies. Actual R&D expense increased 19%, mainly due to R&D related to 1995 acquisitions and additional personnel for new product development.

General and administrative (G&A) expense as a percent of revenue decreased to 11% for 1996 compared to 12% for 1995, as the Company continued to leverage its fixed costs against its growing revenue. Actual G&A expense increased in 1996 primarily due to increased facilities costs and increased personnel expense due to acquisitions and growth of the Company.

Total operating income as a percent of revenue increased significantly to 23% in 1996 from 17% in 1995. This is the result of increased sales of high-margin software and services, and a continuing effort to increase the efficiency of operations and personnel.

YEARS ENDED DECEMBER 31, 1995 AND 1994
Revenue in 1995 increased 34% over 1994 due to increases in revenue from maintenance contracts, software license fees and the addition of remote processing revenue from the purchase of CPG. For 1995, cost of operations expense as a percent of revenue decreased to 47% from 50% in 1994. This decrease was mainly due to the shift in revenue mix from lower-margin hardware revenue to higher-margin software and services revenue. Total cost of operations expense increased over 1994 primarily due to higher personnel expense, higher hardware costs and software royalty fees, and increased facilities expense. Cost of operations expense also increased due to costs associated with acquisitions such as increased amortization and the costs of the CPG remote data processing center.

Marketing expense as a percent of revenue increased to 15% for 1995 from 14% for 1994. Marketing expense increased in 1995 over 1994, primarily due to higher personnel and commission expense directly related to the growth in size and revenue of the Company.

R&D expense as a percent of revenue remained constant at 9% for 1995 and 1994. The R&D capitalization rate remained stable at 31% for 1995 and 1994. Actual R&D expense increased in 1995 mainly due to higher personnel expense related to acquisitions.

G&A expense as a percent of revenue decreased to 12% for 1995 compared to 14% for 1994, as the Company continued to realize synergies from acquisitions. Actual G&A expense increased in 1995 primarily due to increased facilities costs and increased personnel expense due to acquisitions and growth of the Company.

Total operating income as a percent of revenue increased significantly to 17% in 1995 from 13% in 1994. This is the result of increased sales of high-margin software and a continuing effort to increase efficiency of operations and personnel.

NONRECURRING CHARGES

HBOC recorded nonrecurring charges of $61.4 million in 1996 related to the pooling acquisitions of CyCare, MSI and GMIS, and the purchase acquisition of Gemini Ltd., in the United Kingdom. In the third quarter, a $26.2 million charge was taken for CyCare and MSI, and in the fourth quarter, a $34.4 million charge was taken for GMIS. These charges consisted mainly of the write-down of long-lived assets of $30.0 million, transaction costs of $11.4 million, severance and employee-related costs of $6.3 million and other product-related costs of $12.9 million.

In 1995, the Company recorded nonrecurring charges totaling $136.5 million primarily related to the purchase acquisition of CPG and the pooling acquisition of CliniCom Incorporated. These charges consisted mainly of purchased research and development costs related to the purchase of CPG, severance and other acquisition costs.

TAXES
Including the nonrecurring charges, the effective tax rate for 1996 was 40% compared to 45% for 1995 and 37% for 1994. A comparison of the 1995 and 1994 effective rates is affected by the pooling acquisition of MSI, which was a Subchapter S corporation and therefore did not provide for corporate taxes on a historical basis.

SHARES

Fully diluted weighted average shares outstanding increased in 1996 from 1995 due to shares issued under employee stock option and purchase programs and the dilutive effect of stock options. Weighted average shares outstanding increased in 1995 from 1994 due to the issuance of shares in connection with the purchase of CPG and shares issued under employee stock option and purchase programs.

INFLATION
HBOC is affected by inflation through increased salaries, benefits and other operating and administrative expenses. To the extent permitted by the marketplace, the Company attempts to pass on increasing costs by periodically increasing prices of products and services. Standard software maintenance and support agreements contain clauses allowing the Company to increase fees annually to reflect changes in costs. Other products and services are generally contracted for short periods and are therefore not exposed to inflationary pressure.

LIQUIDITY AND CAPITAL RESOURCES
The Company continues to improve the strength and quality of its balance sheet. At December 31, 1996, HBOC had $183.6 million in cash and short-term investments compared to $91.8 million at December 31, 1995. With strong cash and liquid assets, no bank debt and an improving current ratio, the Company remains well-positioned for continued growth.

During 1996, the Company generated $136.9 million in cash flow from operations, used $73.8 million in investing activities and provided $10.7 million from net financing activities. As a result of this cash activity, the Company's cash balance increased 85% to $160.4 million at December 31, 1996, from $86.6 million at December 31, 1995. During 1996, the Company paid off all pre-acquisition, long-term debt of CyCare and MSI.

The Company's current ratio increased to 1.64:1 at December 31, 1996, from 1.37:1 at December 31, 1995. Current assets increased $209.3 million, mainly reflecting increases in receivables and cash. The Company's management places a high priority on the area of receivables, and the Company continues to maintain a low delinquency rate. Current liabilities increased $89.5 million due to an increase in customer deposits, deferred revenue, income taxes payable and acquisition accruals related to the nonrecurring charges.

The Company has access to several financing sources, including a $5 million line of credit and a $30 million revolving credit agreement. As of December 31, 1996, there were no outstanding balances on either. Management believes that the Company's cash flow from operations and amounts available under existing credit arrangements are sufficient to meet ongoing operational and capital expenditure requirements, as well as to fund costs associated with future equity acquisitions and small acquisitions for cash.

                       REVENUE BY BUSINESS REGION

                                                                          1996
                                            ---------------------------------------------------------------
                                            NORTH AMERICA   INTERNATIONAL       TOTAL REVENUE      PERCENT
                                            -------------   -------------       -------------      --------
(000 OMITTED EXCEPT %S)

Systems Revenue
   One-Time Software ....................        $199,996          $ 4,785          $204,781            26%
   Recurring Software ...................          38,595               --            38,595             5%
                                                 --------          -------          --------           ---
      Total Software ...................          238,591            4,785           243,376            31%
   Hardware .............................         124,016            1,943           125,959            15%
                                                 --------          -------          --------           ---
         Total Systems Revenue ........           362,607            6,728           369,335            46%
Services Revenue
   One-Time Services ....................         115,008            3,735           118,743            15%
   Recurring Services ...................         295,083           13,417           308,500            39%
                                                 --------          -------          --------           ---
         Total Services Revenue .......           410,091           17,152           427,243            54%
                                                 --------          -------          --------           ---
Total Revenue ...........................        $772,698          $23,880          $796,578           100%
                                                 --------          -------          --------           ---
                                                 --------          -------          --------           ---

All prior period amounts have been restated to reflect the 1996 acquisitions of CyCare Systems, Inc., Management Software, Inc., and GMIS Inc. in pooling transactions.

                                                                          1995
                                            ---------------------------------------------------------------
                                            NORTH AMERICA   INTERNATIONAL       TOTAL REVENUE      PERCENT
                                            -------------   -------------       -------------      --------
(000 OMITTED EXCEPT %S)
Systems Revenue
   One-Time Software ....................        $132,476        $ 2,846          $135,322              22%
   Recurring Software ...................          33,551             --            33,551               6%
                                                 --------        -------          --------             ---
      Total Software ....................         166,027          2,846           168,873              28%
   Hardware .............................          83,840          2,386            86,226              14%
                                                 --------        -------          --------             ---
         Total Systems Revenue ..........         249,867          5,232           255,099              42%

Services Revenue
   One-Time Services ....................          93,439          2,350            95,789              16%
   Recurring Services ...................         242,554         13,800           256,354              42%
                                                 --------        -------          --------             ---
         Total Services Revenue .........         335,993         16,150           352,143              58%
                                                 --------        -------          --------             ---
Total Revenue ...........................        $585,860        $21,382          $607,242             100%
                                                 --------        -------          --------             ---
                                                 --------        -------          --------             ---

All prior period amounts have been restated to reflect the 1996 acquisitions of CyCare Systems, Inc., Management Software, Inc., and GMIS Inc. in pooling transactions.

         CONDENSED CONSOLIDATED QUARTERLY STATEMENTS OF INCOME
                            (UNAUDITED)

                                                                                1996 QUARTER
                                                        --------------------------------------------------------
                                                          1ST          2ND         3RD        4TH       TOTAL
                                                        --------    --------    --------    --------   ---------
(000 OMITTED EXCEPT FOR PER SHARE DATA)
Revenue .............................................   $172,515    $193,279    $206,443    $224,341    $796,578
Operating Expense ...................................    137,487     151,453     157,536     170,438     616,914
Nonrecurring Charge .................................         --          --      26,214      35,200      61,414
                                                        --------    --------    --------    --------   ---------
Operating Income ....................................     35,028      41,826      22,693      18,703     118,250
Other Income, Net ...................................        918         865         895       1,424       4,102
                                                        --------    --------    --------    --------   ---------
Income Before Income Taxes ..........................     35,946      42,691      23,588      20,127     122,352
Provision for Income Taxes ..........................     14,079      16,831       9,437       8,051      48,398
                                                        --------    --------    --------    --------   ---------
Net Income ..........................................   $ 21,867    $ 25,860    $ 14,151    $ 12,076    $ 73,954
                                                        --------    --------    --------    --------   ---------
                                                        --------    --------    --------    --------   ---------
Earnings Per Share:(1)
   Primary ..........................................   $    .24    $    .28    $    .15    $    .13    $    .79
   Fully Diluted ....................................   $    .24    $    .28    $    .15    $    .13    $    .79
Weighted Average Shares Outstanding:
   Primary ..........................................     92,573      93,406      93,331      93,851      93,055
   Fully Diluted ....................................     92,678      93,596      93,638      93,877      93,162
Cash Dividends Declared Per Share ...................   $    .02    $    .02    $    .02    $    .02    $    .08

                                                                                1995 QUARTER
                                                        --------------------------------------------------------
                                                          1ST          2ND         3RD        4TH       TOTAL
                                                        --------    --------    --------    --------   ---------
(000 OMITTED EXCEPT FOR PER SHARE DATA)
Revenue .............................................   $126,261    $136,519    $166,320    $178,142    $607,242
Operating Expense ...................................    104,535     113,528     135,983     149,172     503,218
Nonrecurring Charge .................................         --     125,520      10,961          --     136,481
                                                        --------    --------    --------    --------   ---------
Operating Income (Loss) .............................     21,726    (102,529)     19,376      28,970     (32,457)
Other Income (Expense), Net .........................        194        (104)        135         315         540
                                                        --------    --------    --------    --------   ---------
Income (Loss) Before Income Taxes ...................     21,920    (102,633)     19,511      29,285     (31,917)
Provision (Credit) for Income Taxes .................      8,551     (41,483)      7,352      11,232     (14,348)
                                                        --------    --------    --------    --------   ---------
Net Income (Loss) ...................................   $ 13,369    $(61,150)   $ 12,159    $ 18,053    $(17,569)
                                                        --------    --------    --------    --------   ---------
                                                        --------    --------    --------    --------   ---------
Earnings (Loss) Per Share:(1)
   Primary ..........................................   $    .16    $   (.76)   $    .13    $    .20    $   (.21)
   Fully Diluted ....................................   $    .16    $   (.76)   $    .13    $    .20    $   (.21)
Weighted Average Shares Outstanding:
   Primary ..........................................     82,901      80,985      91,986      92,152      84,224
   Fully Diluted ....................................     83,189      80,985      92,173      92,191      84,224
Cash Dividends Declared Per Share ...................   $    .02    $    .02    $    .02    $    .02    $    .08

All prior period amounts have been restated to reflect the 1996 acquisitions of CyCare Systems, Inc., Management Software, Inc., and GMIS Inc. in pooling transactions.

(1) The total of the four quarterly amounts for earnings (loss) per share for the year may not equal the earnings (loss) per share amount for the year in total. Differences can result from the use of a weighted average to compute the weighted average shares outstanding for each quarter and the year. Differences are also caused by the exclusion of common stock equivalents from the calculation of primary and fully diluted weighted average shares outstanding in periods in which there is a loss. In the case of 1995, the common stock equivalents are anti-dilutive.

                      CONSOLIDATED STATEMENTS OF INCOME



FOR THE YEARS ENDED DECEMBER 31

(000 Omitted Except for Per Share Data)                1996           1995           1994
                                                   --------       --------       --------
REVENUE:
  Systems                                          $369,335       $255,099       $209,555
  Services                                          427,243        352,143        244,424
                                                   --------       --------       --------
     Total Revenue                                  796,578        607,242        453,979

OPERATING EXPENSE:
  Cost of Operations                                351,139        285,756        225,546
  Marketing                                         115,660         90,852         64,127
  Research and Development                           64,096         53,847         42,919
  General and Administrative                         86,019         72,763         64,284
  Nonrecurring Charge                                61,414        136,481             --
                                                   --------       --------       --------
     Total Operating Expense                        678,328        639,699        396,876
                                                   --------       --------       --------

OPERATING INCOME (LOSS)                             118,250        (32,457)        57,103
Other Income, Net                                     4,102            540          1,154
                                                   --------       --------       --------
Income (Loss) Before Income Taxes                   122,352        (31,917)        58,257
Provision (Credit) for Income Taxes                  48,398        (14,348)        21,788
                                                   --------       --------       --------
NET INCOME (LOSS)                                  $ 73,954       $(17,569)      $ 36,469
                                                   --------       --------       --------

EARNINGS (LOSS) PER SHARE:
  Primary                                          $    .79       $   (.21)       $   .45
  Fully Diluted                                    $    .79       $   (.21)       $   .44
                                                   --------       --------       --------

WEIGHTED AVERAGE SHARES OUTSTANDING:
  Primary                                            93,055         84,224         81,727
  Fully Diluted                                      93,162         84,224         82,064
                                                   --------       --------       --------


All prior period amounts have been restated to reflect the 1996 acquisitions of CyCare Systems, Inc. Management Software, Inc. and GMIS Inc. in pooling transactions.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                         CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                           1996       1995
                                                                         --------   -------
(000 OMITTED)
                                   ASSETS
Current Assets:
   Cash and Cash Equivalents .........................................   $160,363   $ 86,612
   Short-Term Investments ............................................     23,250      5,159
   Receivables, Net of Allowance For Doubtful Accounts
      of $9,516 and $9,621 in 1996 and 1995 ..........................    291,351    182,484
   Current Deferred Income Taxes .....................................     25,020     17,836
   Inventories .......................................................      6,993      7,782
   Prepaids and Other Current Assets .................................     12,786     10,620
                                                                         --------   --------
      Total Current Assets ...........................................    519,763    310,493

Intangibles
   Net of Accumulated Amortization of $31,691 and $17,882 in 1996
      and 1995 ........................................................   177,911    200,861
Capitalized Software
   Net of Accumulated Amortization of $36,039 and $42,373 in 1996
      and 1995 ........................................................    58,338     59,254
Property and Equipment
   Net of Accumulated Depreciation of $104,244 and $98,969 in 1996
      and 1995 ........................................................    49,419     49,049
Deferred Income Taxes .................................................    34,998     21,682
Other Noncurrent Assets, Net ..........................................     8,518      8,078
                                                                         --------   --------
Total Assets ..........................................................  $848,947   $649,417
                                                                         --------   --------
                                                                         --------   --------

                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Deferred Revenue ...................................................  $ 91,978   $ 74,524
   Other Current Liabilities ..........................................   224,380    152,343
                                                                         --------   --------
            Total Current Liabilities .................................   316,358    226,867
                                                                         --------   --------

Long-Term Debt ........................................................       192      3,642
Other Long-Term Liabilities ...........................................     7,054     10,718
                                                                         --------   --------
      Total Liabilities ...............................................   323,604    241,227
                                                                         --------   --------

Commitments and Contingencies..........................................
Stockholders' Equity:
   Preferred Stock, 1,000 Shares Authorized and
      No Shares Issued in Both 1996 and 1995 ...........................       --         --
   Common Stock, $.05 Par Value, 250,000 Shares Authorized
      and 122,136 and 66,134 Shares Issued in 1996 and 1995 ............    6,107      3,307
   Additional Paid-in Capital .........................................   427,324    392,701
   Retained Earnings ..................................................   168,793    101,965
                                                                         --------   --------

                                                                          602,224    497,973
   Treasury Stock, at Cost (31,535 and 33,819 Shares in 1996
      and 1995) .......................................................   (76,881)   (89,783)
                                                                         --------   --------

      Total Stockholders' Equity ......................................   525,343    408,190
                                                                         --------   --------

Total Liabilities and Stockholders' Equity ............................  $848,947   $649,417
                                                                         --------   --------
                                                                         --------   --------

All prior period amounts have been restated to reflect the 1996 acquisitions of CyCare Systems, Inc., Management Software, Inc., and GMIS Inc. in pooling transactions.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                           FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                               ---------------------------------------------------------------------------------
                                                            |

 |                                                 Common Stock Shares                        Additional               Total
                                                                           Common  Paid-In     Retained   Treasury  Stockholders'
                                               Issued Treasury Outstanding| Stock   Capital    Earnings    Stock      Equity
                                               ------ -------- -----------  -----   -------    --------    -----      ------

(000 OMITTED)                                                             |
                                                                          |
Balance, December 31, 1993 ..................  61,696 18,683     43,013   |  $3,084 $155,573   $ 99,502   $(93,323) $164,836
   Common Stock Issued:                                                   |
      Stock Options Exercised--Including                                  |
         Related Tax Benefits ...............     284   (713)       997   |      15   10,875        --      4,005     14,895
      Employee Stock Purchase Plan ..........      10   (191)       201   |      --      925        --      1,028      1,953
      Purchase of Treasury Stock ............      --    699       (699)  |      --       --        --     (7,576)    (7,576)
      Other .................................      --    (48)        48   |      --      160       142         --        302
      Net Change in Unrealized Gain/Loss on                               |
         Investments Available-for-Sale .....      --     --         --   |      --       --        (8)        --         (8)
   Cash Dividends Declared ($.08 Per Share)..      --     --         --   |      --       --    (7,356)        --     (7,356)
   Net Income for the Year ..................      --     --         --   |      --       --    36,469         --     36,469
                                               -------------------------- |-------------------------------------------------
Balance, December 31, 1994 ..................  61,990 18,430     43,560   |   3,099  167,533   128,749    (95,866)   203,515
   Common Stock Issued                                                    |
      Business Combination ..................   4,000    (19)     4,019   |     200  199,906        --        490    200,596
      Stock Options Exercised--Including                                  |
         Related Tax Benefits ...............     122 (1,018)     1,140   |       8   23,879      (928)     6,791     29,750
      Employee Stock Purchase Plan ..........      22   (114)       136   |      --    1,374        --        727      2,101
      Purchase of Treasury Stock ............      --     69        (69)  |      --       --        --     (1,925)    (1,925)
      Other .................................      --     (7)         7   |      --        9      (252)       --        (243)
      Net Change in Unrealized Gain/Loss on                               |
         Investments Available-for-Sale .....      --     --         --   |      --       --         8        --           8
   Cash Dividends Declared ($.08 Per Share)..      --     --         --   |      --       --    (8,043)       --      (8,043)
      Net (Loss) for the Year ...............      --     --         --   |      --       --   (17,569)       --     (17,569)
                                               -------------------------- |-------------------------------------------------
Balance, December 31, 1995 ..................  66,134 17,341     48,793   |   3,307  392,701   101,965   (89,783)    408,190
   Common Stock Issued                                                    |
      Stock Options Exercised--Including                                  |
         Related Tax Benefits ...............     268 (1,222)     1,490   |      13   27,394        --     3,292      30,699
      Employee Stock Purchase Plan ..........      14   (198)       212   |       1    3,251        --       481       3,733
      Purchase of Treasury Stock ............      --     38        (38)  |      --       --        --    (1,026)     (1,026)
      Retirement of Treasury Stock ..........    (885)  (885)        --   |     (44) (10,111)       --    10,155          --
      Other .................................       8    (17)        25   |      --      251       956        --       1,207
      Net Change in Unrealized Gain/Loss on                               |
         Investments Available-for-Sale .....      --     --         --   |      --       --       900        --         900
   Tax Adjustment for MSI Acquisition .......      --     --         --   |      --   16,668        --        --      16,668
   Cash Dividends Declared ($.08 Per Share)..      --     --         --   |      --       --    (8,982)       --      (8,982)
   Effect of Two-for-One Stock Split ........  56,597 16,478     40,119   |   2,830   (2,830)       --        --          --
   Net Income for the Year ..................      --     --         --   |      --       --    73,954        --      73,954
                                               -------------------------- |-------------------------------------------------
Balance, December 31, 1996 .................. 122,136 31,535     90,601   |  $6,107 $427,324  $168,793  $(76,881)   $525,343
                                               -------------------------- |-------------------------------------------------
                                               -------------------------- |-------------------------------------------------


All prior period amounts have been restated to reflect the 1996 acquisitions of CyCare Systems, Inc., Management Software, Inc., and GMIS Inc. in pooling transactions.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         FOR THE YEARS ENDED DECEMBER 31
                                                                     --------------------------------------
                                                                       1996           1995           1994
                                                                     --------       --------       --------
(000 OMITTED)
Cash Flows from Operating Activities:
   Net Income (Loss) for the Period ..............................   $ 73,954      $ (17,569)      $ 36,469
   Adjustments to Reconcile Net Income (Loss) to
   Net Cash Provided by Operating Activities:
      Nonrecurring Charges .......................................     61,414        136,481             --
      Depreciation and Amortization ..............................     49,179         41,800         28,684
      Provision (Credit) for Noncurrent Deferred Income Taxes ....      4,964         (2,285)         2,103
      Changes in Assets and Liabilities, Net of Acquisitions:
         Receivables .............................................   (108,661)       (24,548)       (54,974)
         Current Deferred Income Taxes ...........................     (6,367)       (12,643)         1,147
         Inventories .............................................        767         (5,220)          (163)
         Prepaids and Other Current Assets .......................      7,688          8,186          1,259
         Noncurrent Deferred Income Tax ..........................     (1,612)       (25,044)            --
         Other Noncurrent Assets .................................       (789)          (148)           757
         Deferred Revenue ........................................     16,078         19,062         12,467
         Other Current Liabilities ...............................     39,163        (17,600)        31,582
      Other, Net .................................................      1,102            325           (213)
                                                                      -------        -------        -------
            Total Adjustments ....................................     62,926        118,366         22,649
                                                                      -------        -------        -------
            Net Cash Provided by Operating Activities ............    136,880        100,797         59,118
Cash Flows from Investing Activities:
   Sale of Property and Equipment ................................      1,262            823            254
   Purchase of Facility ..........................................         --             --         (2,698)
   Capital Expenditures ..........................................    (20,779)       (15,765)       (12,575)
   Capitalized Software ..........................................    (25,957)       (25,415)       (19,588)
   Purchases of Businesses, Net of Cash Acquired .................     (7,970)       (12,694)       (63,968)
   Proceeds from Sale or Maturity of Investments .................     17,526          5,622         33,626
   Purchase of Investments .......................................    (39,788)        (8,890)       (14,175)
   Other .........................................................      1,890             --         (1,950)
                                                                      -------        -------        -------
            Net Cash Used in Investing Activities ................    (73,816)       (56,319)       (81,074)
                                                                      -------        -------        -------
            Net Cash Provided (Used) Before
               Financing Activities ..............................     63,064         44,478        (21,956)
Cash Flows from Financing Activities:
   Proceeds from Long-Term Debt ..................................         --         70,500         67,100
   Repayment of Long-Term Debt and Capital Leases ................     (5,181)       (73,082)       (68,255)
   Net Repayment of Short-Term Debt ..............................         --        (10,000)            --
   Proceeds from Issuance of Common Stock ........................     25,668         17,344          9,143
   Purchase of Treasury Stock ....................................     (1,026)        (1,925)        (7,576)
   Payment of Dividends ..........................................     (8,774)        (7,710)        (7,193)
                                                                      -------        -------        -------
            Net Cash Provided by (Used in)
               Financing Activities ..............................     10,687         (4,873)        (6,781)
                                                                      -------        -------        -------
Increase (Decrease) in Cash and Cash Equivalents .................     73,751         39,605        (28,737)
Cash and Cash Equivalents at Beginning of Year ...................     86,612         47,007         75,744
                                                                      -------        -------        -------
Cash and Cash Equivalents at End of Year .........................   $160,363       $ 86,612       $ 47,007
                                                                      -------        -------        -------
                                                                      -------        -------        -------
Cash Paid During the Year For:
   Interest ......................................................   $    923       $  3,793       $  3,231
   Income Taxes ..................................................   $ 31,387       $ 15,320       $ 11,503

All prior period amounts have been restated to reflect the 1996 acquisitions of CyCare Systems, Inc., Management Software, Inc., and GMIS Inc. in pooling transactions.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of HBO & Company and its wholly owned subsidiaries, collectively referred to as "the Company" or "HBOC." All significant intercompany transactions and balances have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to current presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION
HBO & Company delivers enterprisewide patient care, clinical, financial, managed care, payer and strategic management software solutions, as well as networking technologies, electronic data interchange, outsourcing and other services to healthcare organizations throughout the world.

Systems -- Information systems are marketed under equipment purchase and software license agreements, as well as service agreements. One-time software and hardware revenue is generally recognized at the time of delivery. The Company also licenses software under multiyear agreements for which revenue is recognized on an annual basis. There are no significant vendor obligations remaining, and collection is probable when revenue is recognized.

Services -- Implementation fees are recognized as the work is performed or on a percentage-of-completion basis. Maintenance and support agreements are marketed under annual and multiyear agreements and are recognized ratably over the period covered by the agreements. Electronic data interchange and remote processing services are recognized monthly as the work is performed. Outsourcing services are recognized as the work is performed or on a percentage-of-completion basis.

The American Institute of Certified Public Accountants has issued an exposure draft concerning revenue recognition in the software industry that seeks to clarify certain issues under Statement of Position (SOP) 91-1. The draft SOP is expected to become effective during 1998. The Company has reviewed the exposure draft and, as it is currently written, does not anticipate any change to its revenue recognition policy as a result of the adoption of the new SOP.

NONRECURRING CHARGES
During the third quarter of 1996, the Company recorded nonrecurring charges of $26.2 million related to the acquisitions of CyCare Systems, Inc. (CyCare) and Management Software, Inc. (MSI). The charges consisted of transaction costs of $5.2 million, a write-down of long-lived assets of $7.4 million, severance and employee-related costs of $3.7 million and other product-related costs of $9.9 million. During the fourth quarter of 1996, the Company recorded nonrecurring charges of $35.2 million primarily related to the acquisition of GMIS Inc. (GMIS). These charges consisted of transaction costs of $6.2 million, a write-down of long-lived assets of $22.6 million, severance and employee-related costs of $3.4 million and other product-related costs of $3.0 million.

During the second quarter of 1995, the Company recorded $126 million of nonrecurring charges including $115 million of purchased research and development related to the acquisition of First Data Health Systems Corporation (now known as CPG), $8 million of severance and other acquisition-related costs and a $3 million mainframe capitalized research and development net book value adjustment. During the third quarter of 1995, the Company recorded a nonrecurring charge of $11 million related to the acquisition of CliniCom Incorporated, primarily consisting of severance and acquisition costs.

OTHER INCOME, NET
Other income, net, consists primarily of interest income on cash, cash equivalents, investments, notes receivable and financed customer receivables; interest expense on long-term debt, short-term line of credit borrowings and the sale of customer receivables; and miscellaneous expense related primarily to foreign exchange transaction gains and losses.

EARNINGS PER SHARE
Earnings per share is based upon the weighted average number of shares and the dilutive effect of stock options outstanding. Loss per share is based only upon the weighted average number of shares outstanding, since the effect of stock options is anti-dilutive.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

INVESTMENTS
Investments at December 31, 1996, and 1995 consist of debt securities and marketable equity securities. Pursuant to the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its investment portfolio as available-for-sale. Such securities are recorded at fair value, and unrealized gains and losses, net of the related tax effect, are recorded as a component of retained earnings until realized. Realized gains and losses are determined on the specific identification method and are reflected in the income statement.

INVENTORIES
Inventories are valued at lower of cost or market. Cost is determined either by the specific identification or first-in, first-out valuation methods.

INTANGIBLES
Intangibles consist of certain items related to the Company's acquisitions as follows:

                                                                       DECEMBER 31,
                                                     --------------------------------------------------
                                                               1996                      1995
                                                     ----------------------      ----------------------
                                                       GROSS          NET         GROSS           NET
                                                     --------      --------      --------      --------
(000 OMITTED)
Series Customer Lists ............................   $ 53,815      $ 44,264      $ 53,815      $ 48,105
CPG Customer Lists ...............................    101,812        91,223       103,927       100,232
Goodwill .........................................     48,447        40,838        54,826        49,944
Other ............................................      5,528         1,586         6,175         2,580
                                                     --------      --------      --------      --------
Total ............................................   $209,602      $177,911      $218,743      $200,861
                                                     --------      --------      --------      --------
                                                     --------      --------      --------      --------

The Series and CPG customer lists are being amortized over 15 years beginning in June 1994 and June 1995, respectively. Goodwill relates to 10 acquisitions and is being amortized over periods ranging from five to 15 years from the various acquisition dates.

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

HBOC capitalized software development costs of $26.0 million, $24.7 million and $19.4 million in 1996, 1995 and 1994, respectively. Acquisitions completed in 1996 increased capitalized software $8.8 million in 1996, $10.1 million in 1995 and $9.0 million in 1994. The Company's nonrecurring charges include capitalized software net realizable value adjustments of $13.8 million in 1996 and $4.7 million in 1995. Amortization of capitalized software costs totaled $13.2 million, $15.9 million and $12.3 million in 1996, 1995 and 1994, respectively.

Royalty fees of $21.5 million, $13.5 million and $9.1 million were expensed in 1996, 1995 and 1994, respectively for third-party business partners and customers that assisted in the Company's development efforts.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Computer equipment is depreciated over useful lives of two to five years using the straight-line method.
Office furniture and equipment is depreciated over useful lives of two to 10 years using the straight-line method. Real property is depreciated using the straight-line method over various lives of up to 39 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life or remaining lease term.

OTHER NONCURRENT ASSETS
Other noncurrent assets consist primarily of the long-term portion of notes receivable, the long-term balance in a compensation trust and accumulated amounts for long-term capital projects.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables and accounts payable, approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and long-term debt approximate carrying value based on their effective interest rates compared to current market rates.

LONG-LIVED ASSETS
The Company periodically reviews the values assigned to long-lived assets, such as intangibles, capitalized software, and property and equipment, to determine if any impairments are other than temporary. Management believes long-lived assets in the accompanying balance sheets are appropriately valued.

2.  INDEBTEDNESS AND COMMITMENTS:

The Company entered into a long-term revolving credit agreement in June 1994. The amount available under this agreement was increased to $30 million in 1996. As of December 31, 1996, there was no outstanding balance. Interest is payable at the Company's option of prime or LIBOR plus a margin determined by certain of the Company's financial ratios (6.3125% as of December 31, 1996). A variable commitment fee on the revolving credit agreement is payable quarterly on the unused portion of the commitment (0.1875% for 1996). The agreement, which expires June 30, 1997, contains certain financial covenants. The Company was in compliance with these covenants at December 31, 1996.

During 1996, the Company canceled its $5 million committed, unsecured line of credit. The Company still has a $5 million uncommitted, unsecured line of credit available. No facility fees or compensating balances are associated with this line.

The Company has extended until June 30, 1997, its agreement with a financial institution whereby the Company can sell on an ongoing basis, with partial recourse, an undivided interest in a pool of customer receivables. As of December 31, 1996, the amount available to be sold was $30 million and the amount sold was $10 million. Interest is payable at the Company's option of prime or LIBOR plus a margin determined by certain of the Company's financial ratios (6.3125% as of December 31, 1996). The Company, as agent for the purchaser, retains collection and administrative responsibilities for the receivables sold.

The Company occupies leased facilities and leases customer and other equipment under noncancelable leases that expire through 2011. Most of the leases contain certain options to renew. The future minimum lease commitments under the terms of the Company's noncancelable leases with terms in excess of one year, as of December 31, 1996, were as follows:

(000 OMITTED)

      1997 ............................................ $23,610
      1998 ............................................  18,863
      1999 ............................................  10,957
      2000 ............................................   6,050
      2001 and thereafter .............................  10,931
                                                        -------
      Total ........................................... $70,411
                                                        -------
                                                        -------

3.  CAPITAL STOCK:

In May 1996, the Company declared a two-for-one stock split of all common stock outstanding and in the treasury, effected in the form of a stock dividend that was paid on June 10, 1996, to all stockholders of record on May 27, 1996. All per share and share amounts (except for stockholders' equity) have been restated for this stock split. In addition, stockholders approved an increase in the number of shares of authorized common stock from 60 million to 250 million, effective May 15, 1996.

On February 12, 1991, the Company designated 20,000 shares of its 1,000,000 shares of authorized preferred stock with no par value as Series A Junior Participating Preferred Stock with no par value and declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the Company's common stock. Due to the 1994 and 1996 stock splits, each such outstanding share is entitled to one-fourth of a Right. Each Right, when exercisable, entitles its holder to buy one-thousandth of a share of the newly authorized preferred stock at an exercise price of $35, subject to adjustment. The Rights initially will trade together with the Company's common stock and will not be exercisable unless certain triggering events occur. Until exercisable, the Rights will not have a dilutive effect on earnings per share. Following certain events, including the acquisition of 15% of the Company's common stock, the Board of Directors may elect to exchange each outstanding whole Right for four shares of the Company's common stock, subject to adjustment. In certain other circumstances, including the acquisition of 20% or more of the Company's common stock, the Rights may become exercisable for common stock of the Company having a market value of two times the Right's exercise price. The Company will be entitled to redeem the Rights at one cent per Right at any time prior to the time the Rights become exercisable. If the Company is acquired in a merger or other business combination transaction and the Rights have not been redeemed, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value at the time of two times the Right's exercise price. The Rights will expire on February 22, 2001.

4.  EMPLOYEE BENEFIT PLANS:

STOCK PURCHASE PLAN
The Company has an employee discount stock purchase plan for all eligible employees of HBO & Company and designated subsidiaries. Participants may use up to 10% of their compensation to purchase through payroll deductions the Company's common stock at the end of each plan year for 85% of the lower of the beginning or ending stock price in the plan year. The weighted average fair value of shares sold under the plan in 1996 was $16.42. At December 31, 1996, there were 1,235,056 shares of stock reserved for issuance under this plan.

STOCK OPTION PLANS
The Company has nonqualified and incentive stock option plans to provide key employees and directors with an increased incentive to work for the success of the Company. The option price for all stock options is the market value at the date of grant and thus, the plans are non-compensatory. The options expire 10 years after the dates of their respective grants.

The Company accounts for the stock purchase and stock option plans under APB Opinion No. 25, which requires compensation costs to be recognized only when the option price differs from the market price at the grant date. FASB Statement No. 123 allows a company to follow APB Opinion No. 25 with the following additional disclosure that shows what the Company's net income
(loss) and earnings (loss) per share would have been using the compensation model under FASB Statement No. 123:

                                                              1996      1995
                                                            -------  --------
(000 OMITTED)
Net Income (Loss):
                   As Reported............................  $73,954  $(17,569)
                   Pro Forma .............................  $60,927  $(24,240)
Earnings (Loss) Per Share:
                   Primary As Reported....................  $   .79  $   (.21)
                           Pro Forma .....................  $   .65  $   (.29)
                   Fully Diluted As Reported .............  $   .79  $   (.21)
                                 Pro Forma ...............  $   .65  $   (.29)

Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rate of 6.25% and 6.65%; expected dividend yield of 0.18% and 0.36%; expected term of 8.8 years and 7.3 years; expected forfeiture of 4.5% and 7.8%; and volatility of 36% for both years.

A summary of the status of the Company's stock options plans at December 31, 1996, 1995 and 1994 and changes during the years then ended is presented in the following table:

                                                          WEIGHTED AVG.
                                             OPTIONS     EXERCISE PRICE
                                           ---------     --------------
Balance -- December 31, 1993 ............  6,644,353         $ 5.47
   Granted ..............................  1,944,705         $17.22
   Exercised ............................  1,839,246         $ 4.96
   Forfeited ............................    274,131         $ 9.83
                                           ------------------------

Balance -- December 31, 1994 ............  6,475,681         $ 8.96
   Granted ..............................  2,459,328         $25.91
   Exercised ............................  1,969,389         $ 7.42
   Forfeited ............................    837,460         $14.99
                                           ------------------------

Balance -- December 31, 1995 ............  6,128,160         $15.43
   Granted ..............................  2,564,890         $52.00
   Exercised ............................  1,489,626         $ 9.94
   Forfeited ............................    489,228         $31.71
                                           ------------------------

Balance -- December 31, 1996 ............  6,714,196         $28.35
                                           ------------------------
Exercisable at December 31, 1996 ........  2,457,819         $43.64
                                           ------------------------
Reserved for Future Options .............  1,596,914

PROFIT SHARING AND SAVINGS PLAN
The Company has a qualified profit sharing and savings plan covering all employees with more than six months of service. Participants, except for certain highly paid employees who are subject to certain limitations, may contribute up to 15% of their compensation to the plan. The Company matches these contributions at a rate determined annually by its Board of Directors (75% of the first 4% of compensation contributed in 1996, 1995 and 1994). In addition, the Company's Board may, at its discretion, authorize within prescribed limits a profit sharing contribution to all eligible participants. Total plan expense was $4.1 million in 1996, $3.1 million in 1995 and $2.6 million in 1994.


5.  INCOME TAXES:

The provision (credit) for income taxes consists of the following components:

                                                            1996      1995      1994
                                                          -------   --------   -------
(000 OMITTED)
Current Portion --
   Federal .............................................  $42,369   $ 24,037   $16,761
   State ...............................................    6,053      2,165     2,428
                                                          -------   --------   -------
                                                           48,422     26,202    19,189
                                                          -------   --------   -------
Deferred Portion .......................................      (24)   (40,550)    2,599
                                                          -------   --------   -------
Total Provision (Credit) for Income Taxes ..............  $48,398   $(14,348)  $21,788
                                                          -------   --------   -------
                                                          -------   --------   -------

A reconciliation from the federal statutory rate to the total provision (credit) for income taxes is as follows:

                                                            1996      1995      1994
                                                          -------   --------   -------
(000 OMITTED)
Tax at Statutory Rate ..................................  $42,824   $(11,171)  $20,390
State Income Taxes,
   Net of Federal Taxes ................................    6,119     (1,595)    2,912
Non-Taxable S Corp Earnings ............................     (545)    (1,582)   (1,514)
                                                          -------   --------   -------
Provision (Credit) for
   Income Taxes ........................................  $48,398   $(14,348)  $21,788
                                                          -------   --------   -------
                                                          -------   --------   -------

NOTE: MSI qualified as an S Corporation prior to acquisition, and the tax impact was borne by the former stockholders of MSI. Due to the taxable nature of the acquisition, deferred tax assets of $16.7 million were recorded reflecting the excess of acquired tax basis over book basis.


The components of the Company's net deferred tax asset are as follows:

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1996        1995
                                                                --------    --------
(000 OMITTED)
Deferred Tax Liabilities:
   Capitalized Software .....................................   $(20,152)   $(20,228)
   Deferred Revenue .........................................     (3,580)     (4,313)
                                                                --------    --------
      Total Deferred Tax Liabilities ........................    (23,732)    (24,541)
Deferred Tax Assets:
   Intangibles ..............................................     46,448      32,021
   Accruals .................................................     16,271      11,840
   Net Operating Loss Carryforward ..........................      2,690      10,461
   Inventory ................................................      2,007       2,961
   Other ....................................................     16,334       6,776
                                                                --------    --------
      Total Deferred Tax Assets .............................     83,750      64,059
                                                                --------    --------
Net Deferred Tax Asset ......................................   $ 60,018    $ 39,518
                                                                --------    --------
                                                                --------    --------


6.  INVESTMENTS:

Short-term investments consisted of the following:

                                                                         DECEMBER 31,
                                                        -----------------------------------------------
                                                                1996                      1995
                                                        ---------------------     ---------------------
                                                         COST      FAIR VALUE      COST      FAIR VALUE
                                                        -------    ----------     -------    ----------
(000 OMITTED)
Marketable Equity Securities ........................   $21,750      $23,250      $   --       $   --
Debt Securities .....................................        --           --       5,159        5,159
                                                        -------      -------      ------       ------
Total Short-Term Investments ........................   $21,750      $23,250      $5,159       $5,159
                                                        -------      -------      ------       ------
                                                        -------      -------      ------       ------

Unrealized gain on investments available-for-sale was $900,000, net of tax, at December 31, 1996.

7.  OTHER CURRENT LIABILITIES:

The following significant items are included in other current liabilities:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
(000 OMITTED)
Accounts Payable ..........................................   $ 39,888   $ 31,978
Customer Deposits .........................................     38,277     21,117
Accrued Commissions and Incentives ........................     34,595     21,941
Income Taxes Payable ......................................     16,489      2,991
Accrued Royalties .........................................     14,546      6,510
Current Portion of Debt ...................................        309      2,040
Other .....................................................     80,276     65,766
                                                              --------   --------
                                                              $224,380   $152,343
                                                              --------   --------
                                                              --------   --------


8.  ACQUISITIONS:

On August 21, 1996, the Company completed the acquisition of CyCare Systems, Inc. (CyCare), a provider of physician practice management software systems and electronic data interchange services for medical group practices, faculty practice plans and medical enterprises. CyCare stockholders received 0.86 of a share of HBOC Common Stock for each share of outstanding CyCare Common Stock, or an aggregate of approximately 4.4 million shares. Because the acquisition was accounted for as a pooling of interests, all prior period amounts have been restated.

On September 19, 1996, the Company completed the acquisition of Management Software, Inc. (MSI), a privately held provider of software solutions for the homecare industry. MSI stockholders received approximately 895,000 shares of HBOC Common Stock in the transaction. Because the acquisition was accounted for as a pooling of interests, all prior period amounts have been restated.

On December 9, 1996, the Company completed the acquisition of GMIS Inc.
(GMIS), a developer of data quality and decision support software for the payer marketplace. GMIS stockholders received 0.42 of a share of HBOC Common Stock for each share of GMIS Common Stock, or an aggregate of approximately
3.7 million shares. Because the acquisition was accounted for as a pooling of interests, all prior period amounts have been restated.

A reconciliation between revenue and net income as previously reported and as restated follows:


                                                           FOR THE YEARS ENDED DECEMBER 31
                                                           -------------------------------
                                                                 1995             1994
                                                               --------         --------
(000 OMITTED)
Revenue:
   As Previously Reported ..................................   $495,595         $357,436
   CyCare, MSI & GMIS ......................................    113,727           98,275
   Adjustments .............................................     (2,080)          (1,732)
                                                               --------         --------
   As Restated .............................................   $607,242         $453,979
                                                               --------         --------
                                                               --------         --------
Net Income (Loss):
   As Previously Reported ..................................   $(25,235)        $ 31,555
   CyCare, MSI & GMIS ......................................      7,829            4,612
   Adjustments .............................................       (163)             302
                                                               --------         --------
   As Restated .............................................   $(17,569)        $ 36,469
                                                               --------         --------
                                                               --------         --------

On December 31, 1996, the Company completed the acquisition of Gemini Ltd., the National Health Service (NHS) business unit of Cap Gemini UK PLC, for approximately $3.5 million. Gemini Ltd., runs remote processing operations in the South Thames region of the NHS organization in the United Kingdom. The transaction was accounted for as a purchase.

In June, 1995, the Company acquired First Data Health Systems Corporation
(CPG) in exchange for 4 million shares of HBOC Common Stock valued at approximately $200 million. The transaction was accounted for as a purchase. The results of operations of CPG are included in the accompanying financial statements since the date of acquisition. The following unaudited pro forma information was prepared assuming the transaction was consummated on January 1 of each year presented and excludes the effect of the 1995 nonrecurring charges.

                                                           FOR THE YEARS ENDED DECEMBER 31
                                                           -------------------------------
                                                                 1995             1994
                                                               --------         --------
(000 OMITTED)
Revenue ....................................................   $675,437         $607,324
Net Income .................................................   $ 68,255         $ 43,863
Earnings per Share .........................................   $    .76         $    .51

This pro forma information is not necessarily indicative of the results of operations that would have been attained had the acquisition been consummated on January 1 of each year presented or that may be attained in the future.

9.  LEGAL PROCEEDINGS:

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position or results of operations.

10.  SUBSEQUENT EVENT: (UNAUDITED)

On February 11, 1997, the Company announced it had signed a definitive agreement to acquire AMISYS Managed Care Systems, Inc. (AMISYS), a leading provider of information systems for managed care entities and other parties that assume financial risk for healthcare populations. The acquisition, which is subject to regulatory and AMISYS stockholder approval, will be accounted for as a pooling of interest and is scheduled to close during the second quarter of 1997. Terms of the acquisition call for AMISYS stockholders to receive 0.35 of a share of HBOC Common Stock for each of the approximately 8.8 milion shares and rights to acquire shares of AMISYS Common Stock.

COMMON STOCK DATA (UNAUDITED)
The tables below present the quarterly high and low closing sales prices and dividend information for the Company's Common Stock as furnished by The Nasdaq Stock Market's National Market. There were 2,528 holders of record of the Company's Common Stock as of December 31, 1996.

                                    1996                                                          1995

                         ----------------------------                                   ----------------------------
                                            Dividends                                                      Dividends
                                            Declared                                                       Declared
Quarter                   High      Low     Per Share          Quarter                   High      Low     Per Share
  First ................ $50.97    $32.75      $.02              First ................ $21.88    $16.75      $.02
  Second ............... $68.75    $49.38      $.02              Second ............... $27.25    $20.25      $.02
  Third ................ $68.63    $50.50      $.02              Third ................ $32.00    $26.41      $.02
  Fourth ............... $71.88    $52.25      $.02              Fourth ............... $42.88    $31.13      $.02
                                               ----                                                           ----
      Total ................................   $.08                  Total.................................   $.08


                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of HBO & Company:

We have audited the accompanying consolidated balance sheets of HBO & Company (a Delaware Corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBO & Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                              ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 6, 1997

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
HBO & Company
301 Perimeter Center North
Atlanta, Georgia 30346
(770) 393-6000
FAX: (770) 393-6092
http://www.hboc.com

STOCK LISTING
HBO & Company's common stock is traded on The Nasdaq Stock Market's National Market (symbol: HBOC). Put and call options on HBO & Company are traded on the Pacific Stock Exchange.

ANNUAL MEETING
HBO & Company's annual meeting will be held on Monday, May 12, 1997, at 9:00 a.m. Eastern time at its Corporate Headquarters. You are cordially invited to attend.

TRANSFER AGENT AND REGISTRAR
SunTrust Bank, Atlanta
Corporate Trust Department
P.O.  Box 4625
Atlanta, Georgia 30302
(800) 568-3476
(404) 588-7815

Communications regarding transfers, lost certificates, dividends or change of address should be directed to SunTrust Bank at the above address.

INVESTOR INFORMATION
The Company routinely sends its annual and quarterly reports to interested investors. To receive information, please write the Company or call:
(800) HBOC-411
[(800) 426-2411]

INVESTOR RELATIONS
Security analysts and other investor inquiries should be directed to:
Monika Brown
Investor Relations
HBO & Company
(800) HBOC-411
[(800) 426-2411]

SEC FORM 10-K
Copies of the 10-K report filed with the Securities and Exchange Commission are available without charge, except for exhibits. To request a copy, please write the Company or call:
(800) HBOC-411
[(800) 426-2411]

AUDITORS
Arthur Andersen LLP
133 Peachtree Street, N.E.
Atlanta, Georgia 30303
(404) 658-1776

CORPORATE COUNSEL
Jones, Day, Reavis & Pogue
3500 One Peachtree Center
303 Peachtree Street, N.E.
Atlanta, Georgia 30308-3242
(404) 521-3939

BOARD OF DIRECTORS

HOLCOMBE T. GREEN, JR. - Chairman
Chairman and Chief Executive Officer
WestPoint Stevens Inc.

CHARLES W. MCCALL
President and Chief Executive Officer
HBO & Company

ALFRED C. ECKERT III
President
Greenwich Street Capital Partners, Inc.

PHILIP A. INCARNATI
President and Chief Executive Officer
McLaren Health Care Corporation

ALTON F. IRBY III
Deputy Chairman
NatWest Market Investment Banking

GERALD E. MAYO
Chairman
Midland Financial Services, Inc.

JAMES V. NAPIER
Chairman
Scientific-Atlanta, Inc.

CHARLES E. THOELE
Consultant
Sisters of Mercy Health System

DONALD C. WEGMILLER
President and Chief Executive Officer
Management Compensation
   Group/HealthCare Compensation

CORPORATE OFFICERS

CHARLES W. MCCALL*
 President and Chief Executive Officer

ALBERT J. BERGONZI*
 President, Enterprise Solutions

JAY P. GILBERTSON*
 Executive Vice President, Chief Financial
 Officer, Treasurer, Principal Accounting
 Officer and Secretary

JAY M. LAPINE*
 Vice President, General Counsel
 and Assistant Secretary

RUSSELL G. OVERTON*
 Senior Vice President -
 Business Development

RALPH C. CAPASSO
 Senior Vice President -
 Enterprise Services

DOMINICK A. DEROSA
 Senior Vice President - Sales

TIMOTHY S. HEYERDAHL
 Vice President - Controller,
 Accounting Officer

MICHAEL L. KAPPEL
 Senior Vice President - Strategic
 Product Planning and Marketing

GLENN N. ROSENKOETTER
 Senior Vice President -
 Strategic Business Units

E. CHRISTINE RUMSEY
 Senior Vice President -
 Human Resources

DAVID A. SCHENK
 Senior Vice President -
 Outsourcing Services Group

* Executive Officer

HBOC OFFICES

CORPORATE HEADQUARTERS

Atlanta, GA
301 Perimeter Center North
Atlanta, GA 30346
1-800-981-8601
http://www.hboc.com

SALES AND REGIONAL OFFICES

Amherst, Mass.          Los Angeles

Boston                  Malvern, Pa.

Boulder, Colo.          Minneapolis, Minn.

Charlotte, N.C.         Mission Viejo, Calif.

Chicago                 Philadelphia

Dallas                  Pittsburgh, Pa.

Dubuque, Iowa           Rockville, Md.

Eugene, Ore.            Salt Lake City

Hauppuge, N.Y.          San Francisco

Lexington, Mass.        Scottsdale, Ariz.

Longwood, Fla.          Springfield, Mo.

                        Tampla, Fla.

INTERNATIONAL LOCATIONS

Canada                  United Kingdom

Puerto Rico             Israel



HBOC
--------
INFORMATION FOR THOSE WHO CARE-
            --------------------

301 PERIMETER CENTER NORTH
            ATLANTA, GEORGIA 30346

1-800-981-8601        http://www.hboc.com

-Copyright-1997. HBO & Company, Atlanta, GA. All rights reserved. Printed in the U.S.A. Pathways 2000 and TRENDSTAR are registered trademarks of HBO & Company. CarePoint 2000 and Paragon are service marks of HBO & Company. AR2/97-Copyright-1997

Designed by Crawford/Mikus Design, Inc., Atlanta, Ga. Nelda Mays Photography, Atlanta, Ga. Printed by Color Graphics, Inc., Atlanta, Ga.