Form 10-K, Exhibit 13
period 1997-12-31
HBO & CO
filed 1998-03-12
CIK 310377

                                                                 EXHIBIT 13




                                     HBOC

                                 ANNUAL REPORT

                                     1997









                                    [LOGO]













                        IMPROVING HEALTHCARE PERFORMANCE

Contents

Financial Highlights                                                      2

Letter to Stockholders                                                    3

Five-Year Selected Financial Information                                  5

Financial Review                                                          6

Revenue by Business Region                                               10

Condensed Consolidated Quarterly Statements of Income                    11

Consolidated Financial Statements                                        12

Notes to Consolidated Financial Statements                               16

Common Stock Data                                                        22

Report of Independent Public Accountants                                 23

Stockholder Information                                                  23

Board of Directors and Corporate Officers                                24

HBOC Offices                                                            Back

At HBOC, our people products and services have a primary goal: To serve health enterprises by putting the right information in the right hands at the right time. In all that we do, we are committed to a continuous pursuit of quality in fact and quality in perception, so that every product and service we offer is known as the best in the industry. From the HBOC Mission Statement.

Company Profile

For more than 20 years, HBOC has served the information systems needs of the health enterprise by providing leading-edge software solutions, technological innovation and comprehensive services. The Company's customers include integrated delivery networks, managed care organizations, physician practices and clinics, payors (insurance companies, HMOs, PPOs, etc.), home health agencies and hospitals. HBOC's products and services address virtually every need the enterprise has for integrated information, whether for patient care, financial, clinical, homecare, managed care or strategic management. Because the Company maintains a strong commitment to open systems architecture, its solutions can be implemented in a variety of combinations from stand-alone to enterprisewide, allowing customers to choose their own paths for reaching their information management goals.

HBOC also provides a full complement of networking technologies and electronic commerce services as well as outsourcing services for managing business offices and information systems operations. HBOC's sole focus is the healthcare market. It is an industry leader in revenue and market share with products and services that serve more than 9,000 customers worldwide.

                          Organizational Highlights

- Acquired Enterprise Systems, Inc., giving HBOC best-of-class solutions for enterprisewide materials management and resource management.

- Introduced Connect 2000-TM-, a network-based "thin-client" solution that significantly improves management of healthcare information technology resources.

- Announced the general availability of Pathways Decision Support, a decision-making tool for the enterprise and specialty settings.

- Launched EC2000, HBOC's electronic commerce service offering.

- Acquired AT&T's UK Specialist Healthcare Services Division, strengthening HBOC's leadership position in the United Kingdom.

- Took the lead position in the payor market with the acquisitions of HPR Inc. and AMISYS Managed Care Systems, Inc. By year-end, HBOC had more than 600 payor customers.

- Entered the community health management market with the acquisition of National Health Enhancement Systems, Inc., and a partnership with HealthDesk Corporation.

Financial
HIGHLIGHTS


---------------------------------------------------------------------------------------------------
                                1997           1996           1995           1994           1993
---------------------------------------------------------------------------------------------------
(Operating Income, Net Income and Diluted Earnings Per Share Exclude Nonrecurring Charges)
(000 Omitted Except Per Share Data and Employees)


Revenue                      $1,203,204     $  950,911     $  715,902     $  525,490     $  409,354

Operating Income             $  318,058     $  199,439     $  113,718     $   61,596     $   33,967

Net Income                   $  200,664     $  124,456     $   70,321     $   38,650     $   19,893

Diluted Earnings Per Share   $      .94     $      .59     $      .36     $      .21     $      .11

Total Assets                 $1,312,586     $1,012,749     $  771,550     $  425,093     $  296,781

Long-Term Debt               $    1,022     $      769     $    4,054     $   15,067     $    6,700

Stockholders' Equity         $  900,582     $  650,646     $  500,787     $  215,848     $  176,242

Employees at Year-End             6,286          5,417          5,030          4,019          3,306

Revenue Per Average

Number of Employees          $      204     $      182     $      158     $      143      $     120


----------------

All prior period amounts have been restated to reflect the 1997 acquisitions of AMISYS Managed Care Systems, Inc., Enterprise Systems, Inc., HPR
Inc., and National Health Enhancement Systems, Inc., in pooling transactions.

                                 [GRAPHIC]

All prior period amounts have been restated to reflect the 1997 acquisitions of AMISYS Managed Care Systems, Inc., Enterprise Systems, Inc., HPR
Inc., and National Health Enhancement Systems, Inc., in pooling transactions.

EXTENDING THE LEAD
TO OUR STOCKHOLDERS

How do you top a winning performance? You set the bar higher. That's what HBOC did in 1997, using past successes as a springboard to set new financial performance records, make strategic moves in new and existing markets, and deliver solutions that are helping healthcare organizations of all sizes and shapes improve their performance.

The results speak for themselves. HBOC finished 1997 as a billion-dollar company, with revenue topping $1.2 billion. Earnings per share was $0.94 excluding acquisition-related charges, an increase of 59 percent over 1996. The Board of Directors declared a two-for-one stock split and kept the quarterly dividend at $0.02 per share, in effect doubling the dividend payout. Standard & Poor's added the Company to its S&P 500 stock index, putting HBOC in the company of other highly regarded corporations. Strong demand for enterprise solutions fueled quarterly software sales of $100 million or more for three consecutive quarters. And to ensure that the Company has the proper infrastructure and leadership to support ongoing rapid growth into the 21st century, HBOC established an Office of the President that includes myself, Albert J. Bergonzi and Jay P. Gilbertson.

The foundation of HBOC's success continues to be its ability to provide software solutions that span multiple care settings and help healthcare organizations improve quality while they reduce costs. With the increasing complexities created by managed care, more health enterprises than ever are looking to HBOC for "one-stop shopping" so obtain integrated, best-of-class solutions and the expertise to deploy them enterprisewide -- from hospitals and outpatient facilities to physician offices, home health agencies and payor entities. This is especially important as organizations seek ways to eliminate redundancy, automate manual processes, streamline access and move from a paradigm of healing sickness to managing health.

Using an HBOC solution, the return on investment from such efforts can be substantial. For example, HBOC's Pathways Care Manager software, which allows caregivers to document care at the point of service, can help improve the speed and accuracy of clinical documentation. Organizations using HBOC's enterprisewide scheduling software report an increase in patient volume and caregiver productivity through more efficient, centralized scheduling of services. HBOC's materials management software often pays for itself within 18 to 24 months of deployment. And customers using the Company's decision support software have achieved multimillion-dollar annual savings through the use of clinical paths and other system capabilities.

HBOC continues to take these efforts forward by expanding its product line to address strategic areas of the health enterprise, both through internal development of products such as Pathways Health Network Expert and Pathways Decision Support and by integrating acquired groups into the Company. For example, the 1997 addition of Enterprise Systems, Inc. not only brought new customers but provided HBOC with integrated, best-of-class resource management software that enables more efficient management of people, facilities, services, supplies and equipment across multiple care settings.

The addition of National Health Enhancement Systems, Inc., placed HBOC squarely in the community health market, bringing solutions that include medical call centers, computer telephony, and demand and disease management software. Combined with Internet access to healthcare resources through a business partnership with HealthDesk Corporation, HBOC now offers health enterprises and "at-risk" organizations a powerful means to promote consumer health, ensure appropriate care and better manage the demand for high-cost, acute-care services.

With the interests of providers and payors converging in at-risk environments, HBOC has also positioned itself to provide healthcare payors with the same breadth and depth of software solutions that it now offers provider organizations. Over the past two years through stock-based acquisitions valued at more than $700 million, HBOC has acquired leaders in the payor industry such as GMIS Inc., HPR Inc., and AMISYS Managed Care Systems, Inc. As a result, today HBOC is the only vendor with solutions that span the entire continuum of payor needs, from traditional financial and administrative systems to highly sophisticated, clinically oriented decision support. The Company's Payor Solutions Group has the largest customer base in the payor sector, with more than 600 customers representing approximately 150 million covered lives.

In addition to broadening HBOC's market reach and expanding its portfolio, the Company continues to deliver on its integration commitment. Some 1997 successes include companywide use of a standard user desktop, the ability of home health professionals to view information collected in the hospital, and productive use of the enterprise repository to view laboratory results and other clinical data collected from feeder systems, enabling more informed clinical and business decisions. From a service perspective, HBOC is integrating its implementation groups through the adoption of best practices and companywide standard methodology, providing customers with a common "look and feel" regardless of products line.

What can you expect in 1998? More of the same as HBOC moves forward on these and other initiatives to provide greater value to customers and stockholders. The market potential remains strong in both the provider and payor segments as organizations seek to improve their clinical and financial performance by automating and integrating the health enterprise. With leading-edge, integrated solutions and the backing of more than 6,200 employees committed to excellence, we believe we have what it takes to extend our lead in '98.


/s/ Charles W. McCall
---------------------


Charles W. McCall
Chairman, President & CEO
February 6, 1998

                    FIVE-YEAR SELECTED FINANCIAL INFORMATION

                                                                        FOR THE YEARS ENDED DECEMBER 31
                                                              ----------------------------------------------------
                                                               1997(1)     1996(2)    1995(3)   1994(4)     1993
                                                              ----------  ----------  --------  --------  --------
                                                                          (000 OMITTED EXCEPT FOR %S,
                                                              PER SHARE DATA, RATIOS, STOCKHOLDERS AND EMPLOYEES)
OPERATIONS
  (EXCLUDING NONRECURRING CHARGES)
  Revenue...................................................  $1,203,204  $  950,911  $715,902  $525,490  $409,354
  Operating Income..........................................  $  318,058  $  199,439  $113,718  $ 61,596  $ 33,967
  Income Before Income Taxes................................  $  334,440  $  206,661  $114,323  $ 62,410  $ 37,837
  Net Income................................................  $  200,664  $  124,456  $ 70,321  $ 38,650  $ 19,893
AS A PERCENT OF REVENUE
  (EXCLUDING NONRECURRING CHARGES)
  Operating Income..........................................          26%         21%       16%       12%        8%
  Income Before Income Taxes................................          28%         22%       16%       12%        9%
  Net Income................................................          17%         13%       10%        7%        5%
PERCENT CHANGE FROM PRIOR YEAR
  (EXCLUDING NONRECURRING CHARGES)
  Revenue...................................................          27%         33%       36%       28%       14%
  Operating Income..........................................          59%         75%       85%       81%        1%
  Income Before Income Taxes................................          62%         81%       83%       65%       13%
  Net Income................................................          61%         77%       82%       94%      (10)%
SHARE INFORMATION
  (EXCLUDING NONRECURRING CHARGES)
  Stockholders of Record....................................       3,231       2,993     3,056     3,124     3,170
  Weighted Average Shares Outstanding (Diluted).............     214,462     210,884   195,561   182,274   174,685
  Diluted Earnings Per Share................................  $      .94  $      .59  $    .36  $    .21  $    .11
  Cash Dividends Per Share..................................  $      .06  $      .04  $    .04  $    .04  $   .038
  Book Value at Year-End Per Share..........................  $     4.26  $     3.18  $   2.56  $   1.28  $   1.08
  Stock Sale Price Per Share--High..........................  $    48.63  $    36.25  $  21.63  $   9.19  $   5.78
                            --Low...........................  $    21.25  $    16.38  $   8.22  $   4.69  $   2.09
CAPITALIZED SOFTWARE
  Research and Development Expenditures.....................  $  123,729  $  112,465  $ 94,921  $ 77,556  $ 62,726
  Capitalized Software Expenditures.........................  $   34,670  $   28,481  $ 26,628  $ 21,436  $ 19,007
  Research and Development Capitalization Rate..............          28%         25%       28%       28%       30%
FINANCIAL RATIOS
  Return (excluding nonrecurring charges)
    on Average Stockholders' Equity.........................          26%         22%       20%       20%       12%
  Current Ratio.............................................      2.28:1      1.83:1    1.61:1    1.29:1    1.86:1
  Long-Term Debt to Stockholders' Equity....................          --          --     .01:1     .07:1     .04:1
FINANCIAL POSITION AT YEAR-END
  Cash and Short-Term Investments...........................  $  437,458  $  247,484  $154,622  $ 58,293  $ 91,833
  Working Capital...........................................  $  519,140  $  295,240  $156,488  $ 53,330  $ 89,723
  Total Assets..............................................  $1,312,586  $1,012,749  $771,550  $425,093  $296,781
  Long-Term Debt............................................  $    1,022  $      769  $  4,054  $ 15,067  $  6,700
  Stockholders' Equity......................................  $  900,582  $  650,646  $500,787  $215,848  $176,242
                                                              ----------  ----------  --------  --------  --------
                                                              ----------  ----------  --------  --------  --------
OTHER FINANCIAL INFORMATION
  Employees at Year-End.....................................       6,286       5,417     5,030     4,019     3,306
  Revenue Per Average Number of Employees...................  $      204  $      182  $    158  $    143  $    120

------------------------

All prior period amounts have been restated to reflect the 1997 acquisitions of AMISYS Managed Care Systems, Inc., Enterprise Systems, Inc., HPR Inc., and National Health Enhancement Systems, Inc., in pooling transactions. Periods prior to October 1997 do not include the purchase acquisition of AT&T's UK Specialist Healthcare Services Division. Periods prior to January 1997 do not include the purchase acquisition of Gemini, Ltd. Periods prior to June 1995 do not include the purchase acquisition of First Data Health Systems Corporation. Periods prior to May 1994 do not include the purchase acquisition of IBAX Healthcare Systems.

All share and per share amounts have been restated to reflect the 1997 stock split effected in the form of a stock dividend.

(1) 1997 Income Statement related items exclude the nonrecurring charge of $95,250. The Net Income is $143,537 and Diluted Earnings Per Share is $.67 including the nonrecurring charge.

(2) 1996 Income Statement related items exclude the nonrecurring charge of $70,203. The Net Income is $82,333 and Diluted Earnings Per Share is $.39 including the nonrecurring charge.

(3) 1995 Income Statement related items exclude the nonrecurring charge of $130,270. The Net Loss is ($7,895) and Diluted Loss Per Share is ($.04) including the nonrecurring charge.

(4) 1994 Income Statement related items exclude the nonrecurring charge of $6,927. The Net Income is $34,500 and Diluted Earnings Per Share is $.19 including the nonrecurring charge.

                                FINANCIAL REVIEW

GENERAL

    Unless stated otherwise, all expense, income and per share amounts exclude the following nonrecurring charges and include the dilutive effect of stock options where appropriate: $95.3 million in 1997, $70.2 million in 1996, and $130.3 million in 1995. All prior period financial information has been restated for acquisitions accounted for as poolings of interests. Unless otherwise noted, management's discussion of financial results is based on restated figures excluding nonrecurring charges.

    Once again in 1997, HBO & Company ("the Company" or "HBOC") achieved record revenue and earnings. For 1997, the Company posted earnings per share of $.94, a 59% increase over earnings per share of $.59 for 1996. The significant increase in earnings per share resulted from strong revenue growth, to $1.2 billion in 1997 from $951 million in 1996, an increase of 27%, and an increase in operating income as a percent of revenue to 26% in 1997 compared to 21% in 1996. Including nonrecurring charges, net income was $143.5 million in 1997 and $82.3 million in 1996, and net loss was $7.9 million in 1995. Including nonrecurring charges (and excluding the dilutive effect of stock options for 1995), earnings per share for 1997 was $.67 compared to $.39 in 1996 and a loss per share of $(.04) in 1995.

    The Company's operating expense continued to grow at a slower rate than revenue due to increased software sales, successful cost-control programs and productivity enhancements. The Company continues to improve employee productivity, with 1997 revenue per average number of employees of $203,700, an increase from $181,600 for 1996 and $158,200 for 1995.

RESULTS OF OPERATIONS

    The following table presents annual comparative income statements excluding acquisition-related nonrecurring charges.

                                                                  PERCENT OF                 PERCENT OF                 PERCENT OF
                                                       1997         REVENUE        1996        REVENUE        1995        REVENUE
                                                   ------------  -------------  ----------  -------------  ----------  -------------
                                                                        (000 OMITTED EXCEPT FOR PER SHARE DATA)
Revenue..........................................  $  1,203,204          100%   $  950,911          100%   $  715,902          100%

Cost of Operations...............................       511,082           43%      413,471           43%      329,684           46%
Marketing........................................       176,194           15%      146,207           16%      114,994           16%
Research and Development.........................        89,059            7%       83,984            9%       68,293           10%
General and Administrative.......................       108,811            9%      107,810           11%       89,213           12%
                                                   ------------          ---    ----------          ---    ----------          ---
    Total Operating Expense......................       885,146           74%      751,472           79%      602,184           84%
                                                   ------------          ---    ----------          ---    ----------          ---

Operating Income.................................       318,058           26%      199,439           21%      113,718           16%
Other Income, Net................................        16,382            2%        7,222            1%          605            0%
                                                   ------------          ---    ----------          ---    ----------          ---
Income Before Income Taxes.......................       334,440           28%      206,661           22%      114,323           16%
Provision for Income Taxes.......................       133,776           11%       82,205            9%       44,002            6%
                                                   ------------          ---    ----------          ---    ----------          ---
Net Income.......................................  $    200,664           17%   $  124,456           13%   $   70,321           10%
                                                   ------------          ---    ----------          ---    ----------          ---
                                                   ------------          ---    ----------          ---    ----------          ---
Earnings Per Share:
  Basic..........................................  $        .96                 $      .61                 $      .38
  Diluted........................................  $        .94                 $      .59                 $      .36
Weighted Average Shares Outstanding:
  Basic..........................................       208,511                    202,400                    185,030
  Diluted........................................       214,462                    210,884                    195,561

    In 1997, the Company completed the pooling acquisitions of AMISYS Managed Care Systems, Inc. (AMISYS), Enterprise Systems, Inc. (ESi), HPR Inc. (HPR), and National Health Enhancement Systems,

Inc. (NHES). The Company also acquired AT&T's UK Specialist Healthcare Services Division (AT&T Healthcare) in a purchase transaction. These strategic acquisitions have expanded the Company's product and customer base into markets that had previously been largely untapped by the Company. The non-dilutive effect of these acquisitions demonstrates HBOC's ability to leverage its strong sales and distribution network and quickly introduce new products into its broad portfolio of product and service offerings.

    The Company ended 1997 with a strong backlog. At December 31, 1997, system sales not yet delivered and installed totaled $207 million in revenue. Future contracted outsourcing fees totaled $194 million, and future payments under monthly service fee agreements totaled more than $2 million. In addition, the Company derives significant revenue from maintenance and support contracts that automatically renew unless canceled, as well as recurring revenue from multiyear remote and electronic processing contracts.

    The Company continues to maintain a healthy liquidity position. Cash and short-term investments grew to $437 million at December 31, 1997, from $247 million at December 31, 1996. Cash flow from operations was $263 million for 1997, an increase of 86% over 1996; $90 million of cash was utilized in investing activities, and $54 million of cash was provided by net financing activities. HBOC financed all 1997 acquisitions through equity or with cash from operations and had no bank debt at year-end.

YEARS ENDED DECEMBER 31, 1997 AND 1996

    Revenue increased 27% to $1.2 billion in 1997 from $951 million in 1996. This growth was mainly due to significant increases in sales of enterprise client/server software, hardware and services.

    Software revenue grew 35% to $439 million in 1997, compared to $325 million in 1996. Software revenue as a percent of total revenue increased to 37% in 1997 compared to 34% in 1996. These increases were primarily due to the continuing strong demand for the Pathways 2000-Registered Trademark- line of enterprise solutions, including strong homecare product sales and increased sales of HBOC's materials management products. The Company also experienced strong growth in software revenue for payor solutions due to the integration of the existing payor solutions applications and the 1997 acquisition of HPR. The growth in sales of products from acquired companies demonstrates not only the Company's ability to transition and quickly integrate products into its portfolio, but also the desire for customers to partner with a single vendor for solutions that span the continuum of care.

    Hardware revenue increased 22% to $180 million in 1997 compared to $147 million in 1996. This increase resulted primarily from strong sales of RISC-based processors sold in conjunction with enterprise solutions software. The Company continues to support an open systems approach with the ability to support multiple networking options as well as the leading hardware platforms.

    Systems revenue, which represents all software and hardware revenue, increased slightly to 51% of total revenue in 1997 from 50% in 1996.

    Implementation and other one-time services revenue increased 34% in 1997 over 1996 and represented 16% of total revenue in 1997 compared to 15% in 1996. The revenue increase primarily reflects the increase in implementations resulting from strong system sales. Installation and implementation services are provided for purchasers of all HBOC software products to assist with the smooth deployment and integration of the Company's solutions.

    Maintenance and support revenue increased 14% in 1997 from 1996 and represented 20% of total revenue in 1997 compared to 22% in 1996. The increase for 1997 was primarily due to growth in existing product lines and the expansion of the maintenance customer base to include newly acquired product lines. To manage this growth, the Company is now using a single support system that allows faster resolution of issues that cross product lines and presents users with a common "look and feel" for all HBOC support processes.

    Outsourcing services revenue increased 53% in 1997, due primarily to a full year of revenue from HBOC's new UK data center that performs computer processing operations for healthcare providers in the South Thames region of the United Kingdom. The Company also experienced growth in revenue from its claims and remote processing operations.

    In 1997, the AICPA issued SOP 97-2, Software Revenue Recognition. Although SOP 97-2 is not effective until 1998, HBOC has been reviewing the exposure drafts for over a year to ensure that the adoption of the SOP would not have an adverse effect on the Company's revenue. See the Notes to Financial Statements for an explanation of the Company's revenue recognition policy.

    Cost of operations as a percent of revenue remained constant at 43% in 1997 and 1996. Hardware margins improved slightly in 1997 compared to 1996. Cost of operations expense increased 24% in 1997 primarily due to increased hardware costs associated with the growth in hardware sales, increased software royalties expense due to increases in software sales and increased implementation, support and outsourcing personnel expense due to the overall growth of the Company.

    Marketing expense as a percent of revenue decreased to 15% for 1997 from 16% for 1996. Actual marketing expense increased 21% in 1997 over 1996, primarily due to higher personnel and travel expense directly related to the growth in size and revenue of the Company.

    Research and development (R&D) expense as a percent of revenue decreased to 7% in 1997 compared to 9% in 1996. The R&D capitalization rate increased to 28% in 1997 from 25% in 1996. The R&D capitalization rate increased due to the combination of a lower rate in 1996 from restatements of prior periods due to acquisitions (the 1995 rate was 28%) and increased capitalization in newly acquired groups due to HBOC's integration strategy. Actual R&D expense increased 6% from 1996, mainly due to additional personnel for new product development.

    General and administrative (G&A) expense as a percent of revenue decreased to 9% for 1997 compared to 11% for 1996 as the Company continued to leverage its fixed costs against its growing revenue. The Company also continues to reduce costs as newly acquired groups are quickly integrated. Actual G&A expense increased less than 1% in 1997 primarily due to increased facilities costs and increased personnel expense due to growth of the Company.

    Operating expense grew at a slower rate than revenue in 1997 compared to 1996 due to strong high-margin software sales, successful cost-control programs and productivity enhancements. Total operating income increased 59% compared to 1996. In addition, operating income as a percent of revenue increased to 26% in 1997 from 21% in 1996. These increases represent a significant growth in volume and increased efficiency in operations.

    Including nonrecurring charges, total operating income increased 72% in 1997 from 1996, and operating income as a percent of revenue increased to 19% in 1997 from 14% in 1996.

YEARS ENDED DECEMBER 31, 1996 AND 1995

    Revenue in 1996 increased 33% over 1995 due to increased sales of enterprise systems, hardware and services. For 1996, cost of operations expense as a percent of revenue decreased to 43% from 46% in 1995. This decrease was mostly in the area of personnel expense resulting from employee productivity enhancements. Total cost of operations expense increased over 1995 primarily due to higher personnel expense, higher hardware costs and software royalty fees, and increased facilities expense. Cost of operations expense also increased due to costs associated with 1995 purchase acquisitions such as the cost of the Charlotte Product Group (CPG) data center, and hardware and software maintenance expense.

    Marketing expense as a percent of revenue remained constant at 16% for 1996 and 1995. Actual marketing expense increased in 1996 over 1995 primarily due to higher personnel and commission expense directly related to the growth in size and revenue of the Company.

    R&D expense as a percent of revenue decreased to 9% in 1996 from 10% in 1995. The R&D capitalization rate decreased to 25% for 1996 from 28% in 1995. Actual R&D expense increased in 1996 mainly due to additional personnel expense for product development.

    G&A expense as a percent of revenue decreased to 11% in 1996 compared to 12% in 1995 as the Company continued to realize synergies from acquisitions. Actual G&A expense increased in 1996 primarily due to increased facilities costs and increased personnel expense resulting from acquisitions and growth of the Company. Total operating income as a percent of revenue increased significantly to 21% in 1996 from 16% in 1995. This was the result of increased sales of high-margin software and a continuing effort to increase the efficiency of operations and personnel.

    Including nonrecurring charges, operating income as a percent of revenue increased to 14% in 1996 from (2%) in 1995.

NONRECURRING CHARGES

    HBOC recorded nonrecurring charges of $95.3 million in 1997 related to the pooling acquisitions of AMISYS, ESi, HPR and NHES, and the purchase acquisition of AT&T Healthcare. These charges consisted of the write-down of long-lived assets of $33.6 million, severance and employee-related costs of $19.6 million, transaction costs of $13.2 million, product-related costs of $21.2 million and purchased research and development costs of $7.7 million.

    In 1996, the Company recorded nonrecurring charges totaling $70.2 million primarily related to the pooling acquisitions of CyCare Systems, Inc. (CyCare), Management Software, Inc. (MSI), GMIS, and ESi's acquisition of the materials management division of Continental Healthcare Systems, Inc. These charges consisted of transaction costs of $11.4 million, a write-down of long-lived assets of $38.5 million, severance and employee-related costs of $7.1 million and other product-related costs of $13.2 million.

    In 1995, the Company recorded nonrecurring charges totaling $130 million primarily related to the purchase acquisition of First Data Health Systems Corporation (now known as CPG) and the pooling acquisition of CliniCom Incorporated. These charges consisted mainly of purchased research and development costs related to the purchase of CPG, severance and other acquisition-related costs.

TAXES

    Including the nonrecurring charges, the effective tax rate for 1997 and 1996 was 40%, and for 1995, 50%. A comparison of the 1996 and 1995 effective rates is affected by the pooling acquisition of MSI, which was a Subchapter S corporation and therefore did not provide for corporate taxes on a historical basis.

SHARES

    In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, Earnings Per Share. The Company has adopted the new guidelines for the calculation and presentation of earnings per share. All prior period per share amounts have been restated to conform to the new guidelines.

    Basic and diluted weighted average shares outstanding both increased in 1997 from 1996 mainly due to shares issued under employee stock option and purchase programs. Diluted average shares outstanding increased in 1996 from 1995 due to the issuance of shares in connection with the employee stock option and purchase programs and the dilutive effect of stock options (a net loss was realized in 1995).

YEAR 2000

    Software applications that use only two digits to identify a year may fail or create errors in the year 2000 (the "Year 2000 issue"). HBOC began evaluating the Year 2000 issue in 1994 and is currently continuing such efforts. The Company has implemented upgrades to a substantial portion of its products to address the Year 2000 issue. HBOC is currently evaluating the status of each of its products which is not, at present, Year 2000 compliant and anticipates that it will be able to substantially quantify its costs and required actions later in 1998. Although to date the expense of upgrading product applications to make them Year 2000 compliant has not been material, there can be no assurance that HBOC will not incur material costs with respect to such issues in the future. In addition, the Company has plans in place to make all critical internal systems Year 2000 compliant by the end of 1998 and anticipates that it will incur non-material costs to do so.

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

LIQUIDITY AND CAPITAL RESOURCES

    The Company continues to improve the strength and quality of its balance sheet. At December 31, 1997, HBOC had $437 million in cash and short-term investments compared to $247 million at December 31, 1996. During 1997, the Company declared a stock split effected in the form of a stock dividend and because of strong liquidity, maintained a $0.02 per share post-split quarterly dividend, effectively doubling the dividend payout. With strong cash and liquid assets, no bank debt and an improving current ratio, the Company remains well positioned for continued growth.

    During 1997, the Company generated $263 million in cash flow from operations, used $90 million in investing activities and provided $54 million from net financing activities. As a result of this cash activity, the Company's cash balance increased 111% to $432 million at December 31, 1997, from $205 million at December 31, 1996.

    The Company's current ratio increased to 2.3:1 at December 31, 1997, from 1.8:1 at December 31, 1996. Current assets increased $274 million, mainly reflecting increases in receivables and cash. The Company's management places a high priority on the area of receivables, and the Company continues to maintain a low delinquency rate. Current liabilities increased $50 million due to an increase in acquisition-related accruals, deferred revenue and income taxes payable.

    The Company is planning to use cash on hand to finance the building of its new headquarters scheduled to be completed during 1999. The Company has also formed HBOC Ventures, Inc., an organization designed to provide venture capital to small companies with promising healthcare technologies.

    The Company has access to several financing sources, including a $5 million line of credit and a $50 million revolving credit agreement. As of December 31, 1997, there were no outstanding balances on either. The Company has the ability to and does occasionally sell customer receivables. Management believes that the Company's existing cash and short-term investment balances, anticipated cash flow from operations and amounts available under existing credit arrangements are sufficient to meet ongoing operational and capital expenditure requirements, fund R&D efforts and cover costs associated with future equity acquisitions and small acquisitions for cash.

FORWARD-LOOKING STATEMENTS

    This report contains certain forward-looking statements, which are qualified by the risks and uncertainties described from time to time in HBOC's reports filed with the Securities and Exchange Commission, including the 1997 Annual Report on Form 10-K.

                           REVENUE BY BUSINESS REGION

                                                                                       1997
                                                             --------------------------------------------------------
                                                             NORTH AMERICA   INTERNATIONAL TOTAL REVENUE    PERCENT
                                                             --------------  ------------  -------------  -----------

                                                                           (000 OMITTED EXCEPT FOR %S)
SYSTEMS REVENUE
  Software.................................................   $    436,903    $    2,477    $   439,380           37%
  Hardware.................................................        176,493         3,096        179,589           14%
                                                             --------------  ------------  -------------         ---
    Total Systems Revenue..................................        613,396         5,573        618,969           51%
                                                             --------------  ------------  -------------         ---
SERVICES REVENUE
  One-Time Services........................................        182,255        11,029        193,284           16%
  Recurring Services.......................................        356,814        34,137        390,951           33%
                                                             --------------  ------------  -------------         ---
    Total Services Revenue.................................        539,069        45,166        584,235           49%
                                                             --------------  ------------  -------------         ---
TOTAL REVENUE..............................................   $  1,152,465    $   50,739    $ 1,203,204          100%
                                                             --------------  ------------  -------------         ---
                                                             --------------  ------------  -------------         ---

                                                                                       1996
                                                             --------------------------------------------------------
                                                             NORTH AMERICA   INTERNATIONAL TOTAL REVENUE    PERCENT
                                                             --------------  ------------  -------------  -----------

                                                                           (000 OMITTED EXCEPT FOR %S)
SYSTEMS REVENUE
  Software.................................................   $    320,331    $    4,797    $   325,128           34%
  Hardware.................................................        144,957         1,944        146,901           16%
                                                             --------------  ------------  -------------         ---
    Total Systems Revenue..................................        465,288         6,741        472,029           50%
                                                             --------------  ------------  -------------         ---
SERVICES REVENUE
  One-Time Services........................................        137,095         7,310        144,405           15%
  Recurring Services.......................................        320,397        14,080        334,477           35%
                                                             --------------  ------------  -------------         ---
    Total Services Revenue.................................        457,492        21,390        478,882           50%
                                                             --------------  ------------  -------------         ---
TOTAL REVENUE..............................................   $    922,780    $   28,131    $   950,911          100%
                                                             --------------  ------------  -------------         ---
                                                             --------------  ------------  -------------         ---

------------------------

All prior period amounts have been restated to reflect the 1997 acquisitions of AMISYS Managed Care Systems, Inc., Enterprise Systems, Inc., HPR Inc., and National Health Enhancement Systems, Inc., in pooling transactions.

             CONDENSED CONSOLIDATED QUARTERLY STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                                 1997
                                                     ------------------------------------------------------------
                                                                        QUARTER
                                                     ----------------------------------------------
                                                        1ST         2ND         3RD         4TH         TOTAL
                                                     ----------  ----------  ----------  ----------  ------------
                                                               (000 OMITTED EXCEPT FOR PER SHARE DATA)
REVENUE............................................  $  263,292  $  291,494  $  307,176  $  341,242  $  1,203,204
Operating Expense..................................     201,894     216,963     223,302     242,987       885,146
Nonrecurring Charge................................      --          35,420      --          59,830        95,250
                                                     ----------  ----------  ----------  ----------  ------------
OPERATING INCOME...................................      61,398      39,111      83,874      38,425       222,808
Other Income, Net..................................       2,610       4,525       4,471       4,776        16,382
                                                     ----------  ----------  ----------  ----------  ------------
Income Before Income Taxes.........................      64,008      43,636      88,345      43,201       239,190
Provision for Income Taxes.........................      25,632      17,524      35,137      17,360        95,653
                                                     ----------  ----------  ----------  ----------  ------------
NET INCOME.........................................  $   38,376  $   26,112  $   53,208  $   25,841  $    143,537
                                                     ----------  ----------  ----------  ----------  ------------
                                                     ----------  ----------  ----------  ----------  ------------
EARNINGS PER SHARE:
  Basic............................................  $      .19  $      .13  $      .25  $      .12  $        .69
  Diluted..........................................  $      .18  $      .12  $      .25  $      .12  $        .67
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic............................................     205,584     207,942     209,541     210,932       208,511
  Diluted..........................................     213,509     214,387     216,587     218,094       214,462
CASH DIVIDENDS DECLARED PER SHARE..................  $      .01  $      .01  $      .02  $      .02  $        .06

                                                                                 1996
                                                     ------------------------------------------------------------
                                                                        QUARTER
                                                     ----------------------------------------------
                                                        1ST         2ND         3RD         4TH         TOTAL
                                                     ----------  ----------  ----------  ----------  ------------
                                                               (000 OMITTED EXCEPT FOR PER SHARE DATA)
REVENUE............................................  $  203,706  $  231,481  $  246,869  $  268,855  $    950,911
Operating Expense..................................     166,586     185,070     192,586     207,230       751,472
Nonrecurring Charge................................      --           8,789      26,214      35,200        70,203
                                                     ----------  ----------  ----------  ----------  ------------
OPERATING INCOME...................................      37,120      37,622      28,069      26,425       129,236
Other Income, Net..................................       1,705       1,652       1,590       2,275         7,222
                                                     ----------  ----------  ----------  ----------  ------------
Income Before Income Taxes.........................      38,825      39,274      29,659      28,700       136,458
Provision for Income Taxes.........................      15,211      15,488      11,889      11,537        54,125
                                                     ----------  ----------  ----------  ----------  ------------
NET INCOME.........................................  $   23,614  $   23,786  $   17,770  $   17,163  $     82,333
                                                     ----------  ----------  ----------  ----------  ------------
                                                     ----------  ----------  ----------  ----------  ------------
EARNINGS PER SHARE:
  Basic............................................  $      .12  $      .12  $      .09  $      .08  $        .41
  Diluted..........................................  $      .11  $      .11  $      .08  $      .08  $        .39
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic............................................     200,677     201,541     202,382     204,284       202,400
  Diluted..........................................     209,554     211,379     211,368     212,788       210,884
CASH DIVIDENDS DECLARED PER SHARE..................  $      .01  $      .01  $      .01  $      .01  $        .04

------------------------

All prior period amounts have been restated to reflect the 1997 acquisitions of AMISYS Managed Care Systems, Inc., Enterprise Systems, Inc., HPR Inc., and National Health Enhancement Systems, Inc., in pooling transactions.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                               FOR THE YEARS ENDED DECEMBER 31
                                                                             ------------------------------------
                                                                                 1997         1996        1995
                                                                             ------------  ----------  ----------
                                                                                         (000 OMITTED
                                                                                  EXCEPT FOR PER SHARE DATA)
REVENUE:
  Systems..................................................................  $    618,969  $  472,029  $  330,933
  Services.................................................................       584,235     478,882     384,969
                                                                             ------------  ----------  ----------
    Total Revenue..........................................................     1,203,204     950,911     715,902
OPERATING EXPENSE:
  Cost of Operations.......................................................       511,082     413,471     329,684
  Marketing................................................................       176,194     146,207     114,994
  Research and Development.................................................        89,059      83,984      68,293
  General and Administrative...............................................       108,811     107,810      89,213
  Nonrecurring Charge*.....................................................        95,250      70,203     130,270
                                                                             ------------  ----------  ----------
    Total Operating Expense................................................       980,396     821,675     732,454
                                                                             ------------  ----------  ----------
OPERATING INCOME (LOSS)....................................................       222,808     129,236     (16,552)
Other Income, Net..........................................................        16,382       7,222         605
                                                                             ------------  ----------  ----------
Income (Loss) Before Income Taxes..........................................       239,190     136,458     (15,947)
Provision (Credit) for Income Taxes........................................        95,653      54,125      (8,052)
                                                                             ------------  ----------  ----------
NET INCOME (LOSS)..........................................................  $    143,537  $   82,333  $   (7,895)
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------
EARNINGS (LOSS) PER SHARE:
  Basic....................................................................  $        .69  $      .41  $     (.04)
  Diluted..................................................................  $        .67  $      .39  $     (.04)
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic....................................................................       208,511     202,400     185,030
  Diluted..................................................................       214,462     210,884     185,030

------------------------

* The Nonrecurring Charges consist of costs associated with the Company's acquisitions.

All prior period amounts have been restated to reflect the 1997 acquisitions of AMISYS Managed Care Systems, Inc., Enterprise Systems, Inc., HPR Inc., and National Health Enhancement Systems, Inc., in pooling transactions.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                                                                                   DECEMBER 31,
                                                                             ------------------------
                                                                                1997         1996
                                                                             -----------  -----------

                                                                                  (000 OMITTED)
                                               ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents................................................  $   432,477  $   204,952
  Short-Term Investments...................................................        4,981       42,532
  Receivables, Net of Allowance For Doubtful Accounts of $20,763 and
    $11,899 in 1997 and 1996...............................................      421,876      351,458
  Current Deferred Income Taxes............................................       36,311       25,020
  Inventories..............................................................        6,513        7,406
  Prepaids and Other Current Assets........................................       21,515       18,152
                                                                             -----------  -----------
    Total Current Assets...................................................      923,673      649,520
INTANGIBLES
  Net of Accumulated Amortization of $48,559 and $32,974 in 1997 and
    1996...................................................................      174,233      181,927
CAPITALIZED SOFTWARE
  Net of Accumulated Amortization of $50,618 and $43,290 in 1997 and
    1996...................................................................       69,535       65,368
PROPERTY AND EQUIPMENT
  Net of Accumulated Depreciation of $102,295 and $113,635 in 1997 and
    1996...................................................................      101,409       59,903
DEFERRED INCOME TAXES......................................................       36,600       39,899
OTHER NONCURRENT ASSETS, NET...............................................        7,136       16,132
                                                                             -----------  -----------
TOTAL ASSETS...............................................................  $ 1,312,586  $ 1,012,749
                                                                             -----------  -----------
                                                                             -----------  -----------
                                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Deferred Revenue.........................................................  $   125,399  $   104,817
  Other Current Liabilities................................................      279,134      249,463
                                                                             -----------  -----------
    Total Current Liabilities..............................................      404,533      354,280
LONG-TERM DEBT.............................................................        1,022          769
OTHER LONG-TERM LIABILITIES................................................        6,449        7,054
                                                                             -----------  -----------
    Total Liabilities......................................................      412,004      362,103
                                                                             -----------  -----------
COMMITMENTS AND CONTINGENCIES
                                                                             -----------  -----------

STOCKHOLDERS' EQUITY:
  Preferred Stock, 1,000 Shares Authorized and No Shares Issued in 1997 and
    1996...................................................................      --           --
  Common Stock, $.05 Par Value, 250,000 Shares Authorized; 211,380 and
    140,794 Shares Issued in 1997 and 1996.................................       10,569        7,040
  Additional Paid-in Capital...............................................      574,863      536,328
  Retained Earnings........................................................      315,150      187,012
                                                                             -----------  -----------
                                                                                 900,582      730,380
  Treasury Stock, at Cost (0 and 33,283 Shares in 1997 and 1996)...........      --           (79,734)
                                                                             -----------  -----------
    Total Stockholders' Equity.............................................      900,582      650,646
                                                                             -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.................................  $ 1,312,586  $ 1,012,749
                                                                             -----------  -----------
                                                                             -----------  -----------

------------------------

All prior period amounts have been restated to reflect the 1997 acquisitions of AMISYS Managed Care Systems, Inc., Enterprise Systems, Inc., HPR Inc., and National Health Enhancement Systems, Inc., in pooling transactions.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                   -----------------------------------------------------------------------------------------
                                            COMMON STOCK SHARES                        ADDITIONAL
                                   -------------------------------------    COMMON       PAID-IN     RETAINED     TREASURY
                                    ISSUED     TREASURY     OUTSTANDING      STOCK       CAPITAL     EARNINGS       STOCK
                                   ---------  -----------  -------------  -----------  -----------  -----------  -----------
                                                                         (000 OMITTED)
BALANCE, DECEMBER 31, 1994.......     71,772      20,174        51,598     $   3,588    $ 181,926    $ 128,772    $ (98,714)
  Common Stock Issued:
    Business Combination.........      4,000         (19)        4,019           200      199,906       --              490
    Conversion of Class A
      Stock......................      1,680      --             1,680            84        2,316       --           --
    Public Offering..............      1,783      --             1,783            87       60,828       --           --
    Stock Options Exercised--
      Including Related Tax
      Benefits...................        325      (1,018)        1,343            17       31,931         (928)       6,791
    Employee Stock Purchase
      Plan.......................         22        (114)          136        --            1,374       --              727
  Purchase of Treasury Stock.....        (26)         69           (95)       --             (530)      --           (1,997)
  Other..........................        (26)         (7)          (19)       --             (115)        (108)          72
  Net Change in Unrealized
    Gain/Loss on Investments
    Available-for-Sale...........     --          --            --            --           --                8       --
  Cash Dividends Declared
    ($.04 Per Share).............     --          --            --            --           --           (8,043)      --
  Net Loss for the Year..........     --          --            --            --           --           (7,895)      --
                                   ---------  -----------  -------------  -----------  -----------  -----------  -----------
BALANCE, DECEMBER 31, 1995.......     79,530      19,085        60,445         3,976      477,636      111,806      (92,631)
Common Stock Issued:
  Conversion of Preferred
    Stock........................      3,315      --             3,315           166       --           --           --
    Public Offering..............      1,145      --             1,145            58       17,920       --           --
    Stock Options Exercised--
      Including Related Tax
      Benefits...................      1,067      (1,222)        2,289            53       33,458       --            3,292
    Employee Stock Purchase
      Plan.......................         14        (198)          212             1        3,251       --              481
  Purchase of Treasury Stock.....          4          42           (38)       --           --           --           (1,031)
  Retirement of Treasury Stock...       (885)       (885)       --               (44)     (10,111)      --           10,155
  Other..........................          7         (17)           24        --              336          955       --
  Net Change in Unrealized
    Gain/Loss on Investments
    Available-for-Sale...........     --          --            --            --           --              900       --
  Tax Adjustment for MSI
    Acquisition..................     --          --            --            --           16,668       --           --
  Cash Dividends Declared
    ($.04 Per Share).............     --          --            --            --           --           (8,982)      --
  Effect of Two-for-One Stock
    Split........................     56,597      16,478        40,119         2,830       (2,830)      --           --
  Net Income for the Year........     --          --            --            --           --           82,333       --
                                   ---------  -----------  -------------  -----------  -----------  -----------  -----------
BALANCE, DECEMBER 31, 1996.......    140,794      33,283       107,511         7,040      536,328      187,012      (79,734)
Common Stock Issued:
Conversion of Preferred Stock....        154      --               154             8           (8)      --           --
    Stock Offering...............        114      --               114             6        2,494       --           --
    Stock Options Exercised--
      Including Related Tax
      Benefits...................      1,661      (2,220)        3,881            24      101,124       --            5,431
    Employee Stock Purchase
      Plan.......................         21        (151)          172             1        6,253       --              368
  Purchase of Treasury Stock.....         (8)         18           (26)       --           --           --             (572)
  Retirement of Treasury Stock...    (30,930)    (30,930)       --            (1,489)     (71,181)      (1,837)      74,507
  Other..........................         38      --                38             2        4,830         (654)      --
  Net Change in Unrealized
    Gain/Loss on Investments
    Available-for-Sale...........     --          --            --            --           --             (900)      --
  Cash Dividends Declared
    ($.06 Per Share).............     --          --            --            --           --          (12,008)      --
  Effect of Two-for-One Stock
    Split........................     99,536      --            99,536         4,977       (4,977)      --           --
  Net Income for the Year........     --          --            --            --           --          143,537       --
                                   ---------  -----------  -------------  -----------  -----------  -----------  -----------
BALANCE, DECEMBER 31, 1997.......    211,380      --           211,380     $  10,569    $ 574,863    $ 315,150    $  --
                                   ---------  -----------  -------------  -----------  -----------  -----------  -----------
                                   ---------  -----------  -------------  -----------  -----------  -----------  -----------


                                       TOTAL
                                   STOCKHOLDERS'
                                      EQUITY
                                   -------------

BALANCE, DECEMBER 31, 1994.......    $ 215,572
  Common Stock Issued:
    Business Combination.........      200,596
    Conversion of Class A
      Stock......................        2,400
    Public Offering..............       60,915
    Stock Options Exercised--
      Including Related Tax
      Benefits...................       37,811
    Employee Stock Purchase
      Plan.......................        2,101
  Purchase of Treasury Stock.....       (2,527)
  Other..........................         (151)
  Net Change in Unrealized
    Gain/Loss on Investments
    Available-for-Sale...........            8
  Cash Dividends Declared
    ($.04 Per Share).............       (8,043)
  Net Loss for the Year..........       (7,895)
                                   -------------
BALANCE, DECEMBER 31, 1995.......      500,787
Common Stock Issued:
  Conversion of Preferred
    Stock........................          166
    Public Offering..............       17,978
    Stock Options Exercised--
      Including Related Tax
      Benefits...................       36,803
    Employee Stock Purchase
      Plan.......................        3,733
  Purchase of Treasury Stock.....       (1,031)
  Retirement of Treasury Stock...       --
  Other..........................        1,291
  Net Change in Unrealized
    Gain/Loss on Investments
    Available-for-Sale...........          900
  Tax Adjustment for MSI
    Acquisition..................       16,668
  Cash Dividends Declared
    ($.04 Per Share).............       (8,982)
  Effect of Two-for-One Stock
    Split........................       --
  Net Income for the Year........       82,333
                                   -------------
BALANCE, DECEMBER 31, 1996.......      650,646
Common Stock Issued:
Conversion of Preferred Stock....       --
    Stock Offering...............        2,500
    Stock Options Exercised--
      Including Related Tax
      Benefits...................      106,579
    Employee Stock Purchase
      Plan.......................        6,622
  Purchase of Treasury Stock.....         (572)
  Retirement of Treasury Stock...       --
  Other..........................        4,178
  Net Change in Unrealized
    Gain/Loss on Investments
    Available-for-Sale...........         (900)
  Cash Dividends Declared
    ($.06 Per Share).............      (12,008)
  Effect of Two-for-One Stock
    Split........................       --
  Net Income for the Year........      143,537
                                   -------------
BALANCE, DECEMBER 31, 1997.......    $ 900,582
                                   -------------
                                   -------------

------------------------

All prior period amounts have been restated to reflect the 1997 acquisitions of AMISYS Managed Care Systems, Inc., Enterprise Systems, Inc., HPR Inc., and National Health Enhancement Systems, Inc., in pooling transactions

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   FOR THE YEARS ENDED DECEMBER 31
                                                                                   -------------------------------
                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
                                                                                            (000 OMITTED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss) for the Year.................................................  $ 143,537  $  82,333  $  (7,895)
                                                                                   ---------  ---------  ---------
  Adjustments to Reconcile Net Income (Loss) to
    Net Cash Provided by Operating Activities:
    Nonrecurring Charges.........................................................     95,250     70,203    130,270
    Depreciation and Amortization................................................     62,367     55,497     46,795
    Loss on Sale of Assets.......................................................      2,009     --         --
    Provision (Credit) for Noncurrent Deferred Income Taxes......................      2,952      2,982     (1,461)
    Changes in Assets and Liabilities, Net of Acquisitions:
      Receivables, Net...........................................................    (65,837)  (132,109)   (28,079)
      Current Deferred Income Taxes..............................................     (5,069)    (6,367)   (12,643)
      Inventories................................................................        441        500     (5,220)
      Prepaids and Other Current Assets..........................................    (10,624)     7,890      5,085
      Noncurrent Deferred Income Tax.............................................     (2,413)    (2,639)   (24,330)
      Other Noncurrent Assets....................................................      2,800       (796)       (74)
      Deferred Revenue...........................................................     16,186     17,055     21,204
      Other Current Liabilities..................................................     21,982     46,640    (13,126)
    Other, Net...................................................................       (376)       179        (27)
                                                                                   ---------  ---------  ---------
        Total Adjustments........................................................    119,668     59,035    118,394
                                                                                   ---------  ---------  ---------
        NET CASH PROVIDED BY OPERATING ACTIVITIES................................    263,205    141,368    110,499
                                                                                   ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sale of Property and Equipment.................................................      3,755      1,278        823
  Capital Expenditures...........................................................    (63,068)   (27,868)   (20,750)
  Capitalized Software...........................................................    (34,670)   (28,481)   (26,628)
  Purchases of Businesses, Net of Cash Acquired..................................    (39,964)   (21,862)   (12,694)
  Proceeds from Sale or Maturity of Investments..................................    106,065     90,717      5,622
  Purchase of Investments........................................................    (61,371)   (96,559)   (50,717)
  Other..........................................................................       (490)     1,890     (1,274)
                                                                                   ---------  ---------  ---------
        Net Cash Used in Investing Activities....................................    (89,743)   (80,885)  (105,618)
                                                                                   ---------  ---------  ---------
        NET CASH PROVIDED BEFORE FINANCING ACTIVITIES............................    173,462     60,483      4,881
                                                                                   ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Long-Term Debt...................................................     --         --         70,500
  Repayment of Long-Term Debt and Capital Leases.................................     (1,626)    (6,149)   (82,729)
  Net Repayment of Short-Term Debt...............................................     --         --        (12,139)
  Proceeds from Issuance of Common Stock.........................................     65,856     47,983     85,617
  Purchase of Treasury Stock.....................................................       (572)    (1,031)    (2,527)
  Payment of Dividends...........................................................     (9,595)    (8,774)    (7,710)
                                                                                   ---------  ---------  ---------
        Net Cash Provided by Financing Activities................................     54,063     32,029     51,012
                                                                                   ---------  ---------  ---------
INCREASE IN CASH AND CASH EQUIVALENTS............................................    227,525     92,512     55,893
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...................................    204,952    112,440     56,547
                                                                                   ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR.........................................  $ 432,477  $ 204,952  $ 112,440
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
CASH PAID DURING THE YEAR FOR:
  Interest.......................................................................  $     131  $   1,001  $   4,972
  Income Taxes...................................................................  $  39,766  $  32,878  $  15,643

------------------------

All prior period amounts have been restated to reflect the 1997 acquisitions of AMISYS Managed Care Systems, Inc., Enterprise Systems, Inc., HPR Inc., and National Health Enhancement Systems, Inc., in pooling transactions.

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

    REVENUE RECOGNITION

    HBOC delivers enterprisewide patient care, clinical, financial, managed care, payor and strategic management software solutions, as well as networking technologies, electronic commerce, outsourcing and other services to healthcare organizations throughout the U.S. and certain foreign countries.

    The American Institute of Certified Public Accountants has issued Statement of Position (SOP) 97-2, Software Revenue Recognition, effective for fiscal years beginning after December 15, 1997. The Company has reviewed the SOP and does not anticipate any material change to its revenue recognition policy as a result of the adoption of the SOP.

    SYSTEMS--Information systems are marketed under equipment purchase and software license agreements as well as service agreements. One-time software and hardware revenue is generally recognized at the time of delivery. HBOC ensures that in addition to delivery, there is persuasive evidence that an arrangement exists, the fee is fixed and determinable, and collectibility is probable before software revenue is recognized. HBOC's contracts generally allow separate accounting treatment for the systems and services components of the agreement. The Company also licenses software using multiyear agreements under which revenue is recognized on an annual basis.

    SERVICES--Implementation fees are recognized as the work is performed or on a percentage-of-completion basis. Maintenance and support agreements are marketed under annual and multiyear agreements and are recognized ratably over the period covered by the agreements. Electronic commerce and remote processing services are recognized monthly as the work is performed. Outsourcing services are recognized as the work is performed or on a percentage-of-completion basis.

    NONRECURRING CHARGES

    During 1997, the Company recorded a $95.3 million nonrecurring charge related to the acquisitions of AMISYS Managed Care Systems, Inc. (AMISYS), Enterprise Systems, Inc. (ESi), HPR Inc. (HPR), National Health Enhancement Systems, Inc. (NHES), and AT&T's UK Specialist Healthcare Services Division (AT&T Healthcare). The charge consisted of transaction costs of $13.2 million, write-downs of long-lived assets of $33.6 million, severance and employee-related costs of $19.6 million, other product-related costs of $21.2 million, and purchased research and development costs of $7.7 million.

    During 1996, the Company recorded a nonrecurring charge of $70.2 million primarily related to the acquisitions of CyCare Systems, Inc. (CyCare), Management Software, Inc. (MSI), GMIS Inc. (GMIS), and ESi's acquisition of the materials management division of Continental Healthcare Systems, Inc. This charge consisted of transaction costs of $11.4 million, a write-down of long-lived assets of $38.5 million, severance and employee-related costs of $7.1 million and other product-related costs of $13.2 million.

    During 1995, the Company recorded a $130 million nonrecurring charge primarily consisting of $115 million of purchased research and development related to the acquisition of First Data Health Systems Corporation (now known as CPG), $8 million of severance and other acquisition-related costs, and a $3 million mainframe capitalized research and development net book value adjustment. Also in 1995, the Company recorded a nonrecurring charge of $11 million related to the acquisition of CliniCom Incorporated, primarily consisting of severance and transaction costs. These charges were partially offset by a gain on litigation settlement.

    OTHER INCOME, NET

    Other income, net, consists primarily of interest income on cash, cash equivalents, investments and notes receivable; interest expense on long-term debt and short-term line of credit borrowings, and miscellaneous expense related primarily to foreign exchange transaction gains and losses.

    EARNINGS PER SHARE

    In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, effective for fiscal years ending after December 15, 1997. The Company has adopted the new guidelines for the calculation and presentation of earnings per share, and all prior periods have been restated. Basic earnings per share is based upon the weighted average number of shares outstanding. Diluted earnings per share is based upon the weighted average number of shares outstanding and the dilutive effect of stock options outstanding using the treasury stock method. Loss per share is based only upon the weighted average number of shares outstanding, since the effect of stock options is anti-dilutive.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

    INVESTMENTS

    Investments at December 31, 1997, and 1996, consist of marketable equity securities. Pursuant to the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its investment portfolio as available-for-sale. Such securities are recorded at fair value, and unrealized gains and losses net of the related tax effect are recorded as a component of retained earnings until realized. Realized gains and losses are determined on the specific identification method and are reflected in the income statement.

    INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined either by the specific identification or first-in, first-out valuation methods.

    INTANGIBLES

    Intangibles consist of certain items related to the Company's acquisitions as follows:

                                                                DECEMBER 31,
                                               ----------------------------------------------
                                                        1997                    1996
                                               ----------------------  ----------------------
                                                 GROSS        NET        GROSS        NET
                                               ----------  ----------  ----------  ----------
                                                               (000 OMITTED)
Series Customer Lists........................  $   53,789  $   40,403  $   53,815  $   44,264
CPG Customer Lists...........................     101,982      84,610     101,812      91,223
Goodwill.....................................      59,878      47,258      48,447      40,838
Other........................................       7,143       1,962      10,827       5,602
                                               ----------  ----------  ----------  ----------
      Total..................................  $  222,792  $  174,233  $  214,901  $  181,927
                                               ----------  ----------  ----------  ----------
                                               ----------  ----------  ----------  ----------

    The Series and CPG customer lists are being amortized over 15 years beginning in June 1994 and June 1995, respectively. Goodwill relates to 11 acquisitions and is being amortized over periods ranging from five to 15 years from the various acquisition dates.

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

    HBOC capitalized software development costs of $34.7 million, $28.5 million and $26.6 million in 1997, 1996 and 1995, respectively. The Company's nonrecurring charges include capitalized software net realizable value adjustments of $11.6 million in 1997, $13.8 million in 1996 and $4.7 million in 1995. Amortization of capitalized software costs totaled $18.2 million, $14.9 million and $17.2 million in 1997, 1996 and 1995, respectively.

    Royalty fees of $47.2 million, $36.5 million and $19.5 million were expensed in 1997, 1996 and 1995, respectively, for software provided by third-party business partners.

    PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Computer equipment is depreciated over useful lives of three to five years using the straight-line method. Office furniture and equipment is depreciated over useful lives of two to 10 years using the straight-line method. Real property is depreciated using the straight-line method over various lives of up to 39 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life or remaining lease term.

    OTHER NONCURRENT ASSETS

    Other noncurrent assets consist primarily of the long-term portion of notes receivable and the long-term balance in a compensation trust.

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

    LONG-LIVED ASSETS

    The Company periodically reviews the values assigned to long-lived assets, such as intangibles, capitalized software and property and equipment, to determine if any impairments are other than temporary. Management believes long-lived assets in the accompanying balance sheets are appropriately valued.

2. INDEBTEDNESS AND COMMITMENTS:

    The Company entered into a long-term revolving credit agreement in June 1994. In the second quarter of 1997, the Company amended and restated its $50 million long-term revolving credit agreement. As of December 31, 1997, there was no outstanding balance. Interest is payable at the Company's option of prime or LIBOR plus 0.5% (6.4375% as of December 31, 1997). A commitment fee of 0.25% per annum is payable quarterly on the unused portion of the commitment. The agreement, which expires June 30, 1999, contains certain net worth, cash flow and financial ratio covenants. The Company is in compliance with these covenants at December 31, 1997.

    The Company has a $5 million uncommitted, unsecured line of credit available. No facility fees or compensating balances are associated with this line.

    On April 7, 1997, the Company canceled its agreement with a financial institution whereby the Company could sell on an ongoing basis, with partial recourse, an undivided interest in a pool of customer receivables. The Company occasionally sells customer receivables on a non-recourse basis to financial institutions while retaining administrative responsibility for collection of the receivables. In compliance with Statement of Financial Accounting Standards No. 125, receivables are shown net of the amount sold.

    The Company occupies leased facilities and leases customer and other equipment under noncancelable leases that expire through 2007. Most of the leases contain certain options to renew. The future minimum lease commitments under the terms of the Company's noncancelable leases with terms in excess of one year, as of December 31, 1997, were as follows:

                                                                                 (000 OMITTED)
                                                                                 -------------
1998...........................................................................    $  27,804
1999...........................................................................       21,753
2000...........................................................................       11,814
2001...........................................................................        5,989
2002 and thereafter............................................................       21,413
                                                                                 -------------
      Total....................................................................    $  88,773
                                                                                 -------------
                                                                                 -------------

3. CAPITAL STOCK:

    In August 1997, the Company declared a two-for-one stock split of all common stock outstanding effected in the form of a stock dividend, which was paid on September 9, 1997, to all stockholders of record on August 25, 1997. All share and per share amounts (except for stockholders' equity) have been restated for this stock split. In addition, the Company retired all treasury stock on September 9, 1997.

    In May 1996, the Company declared a two-for-one stock split of all common stock outstanding and in the treasury, effected in the form of a stock dividend that was paid on June 10, 1996, to all stockholders of record on May 27, 1996. All share and per share amounts (except for stockholders' equity) have been restated for this stock split. In addition, stockholders approved an increase in the number of shares of authorized common stock from 60 million to 250 million, effective May 15, 1996.

    On February 12, 1991, the Company designated 20,000 shares of its 1,000,000 shares of authorized preferred stock with no par value as Series A Junior Participating Preferred Stock with no par value and declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the Company's common stock. Due to the 1994, 1996 and 1997 stock splits, each such outstanding share is entitled to one-eighth of a Right. Each Right, when exercisable, entitles its holder to buy one-thousandth of a share of the newly authorized preferred stock at an exercise price of $35, subject to adjustment. The Rights initially will trade together with the Company's common stock and will not be exercisable unless certain triggering events occur. Until exercisable, the Rights will not have a dilutive effect on earnings per share. Following certain events, including the acquisition of 15% of the Company's common stock, the Board of Directors may elect to exchange each outstanding whole Right for eight shares of the Company's common stock, subject to adjustment. In certain other circumstances, including the acquisition of 20% or more of the Company's common stock, the Rights may become exercisable for common stock of the Company having a market value of two times the Right's exercise price. The Company will be entitled to redeem the Rights at one cent per Right at any time prior to the time the Rights become exercisable. If the Company is acquired in a merger or other business combination transaction and the Rights have not been redeemed, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price. The Rights will expire on February 22, 2001.

4. EMPLOYEE BENEFIT PLANS:

    STOCK PURCHASE PLAN

    The Company has an employee discount stock purchase plan for all eligible employees of HBOC and designated subsidiaries. Participants may use up to 10% of their annual compensation or $21,250, whichever is higher, to purchase, through payroll deductions, the Company's common stock at the end of each plan year for 85% of the lower of the beginning or ending stock price for the plan year. The weighted average fair value of shares sold under the plan in 1997 was $20.24. At December 31, 1997, there were 3,668,086 shares of stock reserved for issuance under this plan.

    STOCK OPTION PLANS

    The Company has nonqualified and incentive stock option plans to provide key employees and directors with an increased incentive to work for the success of the Company. The option price for all stock options is the market value at the date of grant and thus the plans are non-compensatory. The options expire 10 years after the dates of their respective grants.

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

                                                                1997       1996        1995
                                                             ----------  ---------  ----------
                                                                       (000 OMITTED)
Net Income (Loss) As Reported..............................  $  143,537  $  82,333  $   (7,895)
                 Pro Forma.................................  $  117,500  $  66,744  $  (15,161)
Earnings (Loss) per Share:
  Basic          As Reported...............................  $      .69  $     .41  $     (.04)
                 Pro Forma.................................  $      .56  $     .33  $     (.08)
  Diluted        As Reported...............................  $      .67  $     .39  $     (.04)
                 Pro Forma.................................  $      .55  $     .32  $     (.08)

    Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rate of 6.32%, 6.25% and 6.65%; expected dividend yield of 0.19%, 0.18% and 0.36%; expected term of 8.5, 8.8 and 7.3 years; expected forfeiture of 1.5%, 4.5% and 7.8%; and volatility of 49% for 1997 and 36% for both 1996 and 1995. The total value of options granted for 1997, 1996 and 1995 were computed as $90.2 million, $70.5 million and $25.0 million, respectively.

    The following table presents a summary of the status of the Company's stock option plans at December 31, 1997, 1996 and 1995, as well as changes during the years then ended.

                                                                              WEIGHTED AVERAGE
                                                                OPTIONS        EXERCISE PRICE
                                                                ------------  -----------------
BALANCE--DECEMBER 31, 1994....................................    15,288,940      $    4.11
                                                                ------------
  Granted.....................................................     6,301,311      $   11.90
  Exercised...................................................     4,756,021      $    3.12
  Forfeited...................................................     1,720,978      $    7.43
                                                                ------------

BALANCE--DECEMBER 31, 1995....................................    15,113,252      $    7.30
                                                                ------------
  Granted.....................................................     6,006,844      $   25.61
  Exercised...................................................     3,571,264      $    4.53
  Forfeited...................................................     1,052,548      $   15.53
                                                                ------------

BALANCE--DECEMBER 31, 1996....................................    16,496,284      $   13.71
                                                                ------------
  Granted.....................................................     4,409,853      $   32.89
  Exercised...................................................     6,041,780      $    9.17
  Forfeited...................................................     1,025,668      $   20.76
                                                                ------------

BALANCE--DECEMBER 31, 1997....................................    13,838,689      $   21.28
                                                                ------------         ------
                                                                ------------         ------
EXERCISABLE AT DECEMBER 31, 1997..............................     4,457,742      $   12.46
                                                                ------------         ------
                                                                ------------         ------
RESERVED FOR FUTURE OPTIONS...................................     4,748,701
                                                                ------------
                                                                ------------

    The following table summarizes information about the Company's outstanding stock options at December 31, 1997.

                              OPTIONS OUTSTANDING

                                                   WEIGHTED AVERAGE
   RANGE OF                    WEIGHTED AVERAGE        REMAINING
EXERCISE PRICES     SHARES      EXERCISE PRICE     CONTRACTUAL LIFE
---------------  ------------  -----------------  -------------------
$   0.00-$10.00     4,216,352      $    4.87                5.35
$  10.01-$20.00     1,561,320      $   16.50                7.05
$  20.01-$30.00     5,672,435      $   26.95                8.47
$  30.01-$40.00       978,068      $   34.28                9.15
$  40.01-$50.00     1,410,514      $   42.02                9.80
                 ------------         ------                 ---
      Total        13,838,689      $   21.28                7.54
                 ------------         ------                 ---
                 ------------         ------                 ---

                              OPTIONS EXERCISABLE

   RANGE OF                  WEIGHTED AVERAGE
EXERCISE PRICES    SHARES     EXERCISE PRICE
---------------  ----------  -----------------
$   0.00-$10.00   2,513,311      $    3.69
$  10.01-$20.00     493,353      $   15.47
$  20.01-$30.00   1,224,388      $   25.50
$  30.01-$40.00     216,176      $   32.44
$  40.01-$50.00      10,514      $   44.27
                 ----------         ------
      Total       4,457,742      $   12.46
                 ----------         ------
                 ----------         ------

    PROFIT SHARING AND SAVINGS PLAN

    The Company has a qualified profit sharing and savings plan covering all employees with more than six months of service. Participants, except for certain highly paid employees who are subject to certain limitations, may contribute up to 15% of their compensation to the plan. The Company matches these contributions at a rate determined annually by its Board of Directors (75% of the first 4% of compensation contributed in 1997, 1996 and 1995). In addition, the Company's Board may, at its discretion, authorize within prescribed limits a profit sharing contribution to all eligible participants. Total plan expense was $5.8 million in 1997, $4.1 million in 1996 and $3.1 million in 1995.

5. INCOME TAXES:

    The provision (benefit) for income taxes consists of the following components:

                                                                 1997       1996       1995
                                                               ---------  ---------  ---------
                                                                        (000 OMITTED)
Current Portion--
  Federal....................................................  $  85,549  $  49,581  $  28,436
  State......................................................     12,221      7,083      4,062
                                                               ---------  ---------  ---------
                                                                  97,770     56,664     32,498
                                                               ---------  ---------  ---------
Deferred Portion.............................................     (2,117)    (2,539)   (40,550)
                                                               ---------  ---------  ---------
Total Provision (Benefit) for Income Taxes...................  $  95,653  $  54,125  $  (8,052)
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    A reconciliation from the federal statutory rate to the total provision (benefit) for income taxes is as follows:

                                                                 1997       1996       1995
                                                               ---------  ---------  ---------
                                                                        (000 OMITTED)
Tax at Statutory Rate........................................  $  83,717  $  47,760  $  (5,581)
State Income Taxes, Net of Federal Taxes.....................     11,936      6,910       (888)
Non-Taxable S Corp Earnings..................................     --           (545)    (1,583)
                                                               ---------  ---------  ---------
Provision (Benefit) for Income Taxes.........................  $  95,653  $  54,125  $  (8,052)
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

       --------------------------------------

       NOTE: MSI qualified as an S Corporation prior to acquisition, and the tax impact was borne by the former stockholders of MSI. Due to the taxable nature of the acquisition, deferred tax assets of $16.7 million were recorded reflecting the excess of acquired tax basis over book basis.

    The components of the Company's net deferred tax asset are as follows:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
                                                                            (000 OMITTED)
DEFERRED TAX LIABILITIES:
  Capitalized Software................................................  $  (25,563) $  (18,024)
  Deferred Revenue....................................................      --          (4,040)
                                                                        ----------  ----------
      Total Deferred Tax Liabilities..................................     (25,563)    (22,064)
                                                                        ----------  ----------
DEFERRED TAX ASSETS:
  Intangibles.........................................................      57,273      54,735
  Accruals............................................................      24,768      19,709
  Bad Debt............................................................       6,547       2,742
  Tax Credit Carryforward.............................................       2,339       2,339
  Other...............................................................       7,547       7,458
                                                                        ----------  ----------
      Total Deferred Tax Assets.......................................      98,474      86,983
                                                                        ----------  ----------
NET DEFERRED TAX ASSET................................................  $   72,911  $   64,919
                                                                        ----------  ----------
                                                                        ----------  ----------

6. INVESTMENTS:

    Short-term investments consisted of the following:

                                                                     DECEMBER 31,
                                                    ----------------------------------------------
                                                             1997                    1996
                                                    ----------------------  ----------------------
                                                      COST     FAIR VALUE     COST     FAIR VALUE
                                                    ---------  -----------  ---------  -----------
                                                                    (000 OMITTED)
Marketable Equity Securities......................  $   4,981   $   4,981   $  41,032   $  42,532
                                                    ---------  -----------  ---------  -----------
                                                    ---------  -----------  ---------  -----------

    Unrealized gain on investments available-for-sale was $0 and $900,000, net of tax, at December 31, 1997 and 1996, respectively.

7. OTHER CURRENT LIABILITIES:

    The following significant items are included in other current liabilities:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
                                                                            (000 OMITTED)
Accounts Payable......................................................  $   57,065  $   46,454
Acquisition Product Reserves..........................................      21,051      22,584
Accrued Commissions and Incentives....................................      32,552      37,954
Income Taxes Payable..................................................      32,074      16,668
Customer Deposits.....................................................      29,433      38,368
Accrued Royalties.....................................................      24,065      18,370
Payroll and Employee Benefits.........................................      20,472      14,355
Other Accrued Expenses................................................      62,422      54,710
                                                                        ----------  ----------
                                                                        $  279,134  $  249,463
                                                                        ----------  ----------
                                                                        ----------  ----------

    The following table presents a roll forward of the Company's severance and product-related acquisition reserves:

                              BALANCE                            BALANCE                            BALANCE
                             12/31/95    ADDITIONS     USAGE    12/31/96    ADDITIONS     USAGE    12/31/97
                             ---------  -----------  ---------  ---------  -----------  ---------  ---------
                                                              (000 OMITTED)
Severance..................  $   3,756   $   7,084   $   5,953  $   4,887   $  19,545   $  10,615  $  13,817
Product-Related............     20,504      13,213      11,133     22,584      21,172      22,705  $  21,051
                             ---------  -----------  ---------  ---------  -----------  ---------  ---------
      Total................  $  24,260   $  20,297   $  17,086  $  27,471   $  40,717   $  33,320  $  34,868
                             ---------  -----------  ---------  ---------  -----------  ---------  ---------
                             ---------  -----------  ---------  ---------  -----------  ---------  ---------

8. ACQUISITIONS:

    On June 13, 1997, the Company completed the acquisition of AMISYS, a leading provider of information systems for managed care entities and other parties that assume financial risk for healthcare populations. AMISYS stockholders received
0.175 of a share of HBOC common stock for each share of AMISYS common stock, or approximately 5.4 million HBOC shares.

    On June 26, 1997, the Company completed the acquisition of ESi, a leading developer of resource management solutions including materials management, operating room logistics, scheduling and financial management. The stockholders of ESi received 0.22895 of a share of HBOC common stock for each share of ESi common stock, or approximately 7.6 million HBOC shares.

    On December 23, 1997, the Company completed the acquisition of HPR, a leading provider of clinical information systems for the managed care industry. The stockholders of HPR received 0.6 of a share of HBOC common stock for each share of HPR common stock, or approximately 9.2 million HBOC shares.

    On December 29, 1997, the Company completed the acquisition of NHES, a leading provider of health information technology solutions specializing in demand and disease management products. The stockholders of NHES received 0.3084 of a share of HBOC common stock for each share of NHES common stock, or approximately 1.8 million HBOC shares.

    On August 21, 1996, the Company completed the acquisition of CyCare, a provider of physician practice management software systems and electronic commerce services for medical group practices, faculty practice plans and medical enterprises. CyCare stockholders received 0.43 of a share of HBOC Common Stock for each share of outstanding CyCare Common Stock, or an aggregate of approximately 8.8 million shares.

    On September 19, 1996, the Company completed the acquisition of MSI, a privately held provider of software solutions for the homecare industry. MSI stockholders received approximately 1.7 million shares of HBOC Common Stock in the transaction.

    On December 9, 1996, the Company completed the acquisition of GMIS, a developer of data quality and decision support software for the payor marketplace. GMIS stockholders received 0.21 of a share of HBOC Common Stock for each share of GMIS Common Stock, or an aggregate of approximately 7.4 million shares.

    All of the above acquisitions were accounted for as poolings of interests, therefore, all prior period amounts have been restated. A reconciliation between revenue and net income as previously reported and as restated follows:

                                                                          FOR THE YEAR ENDED
                                                                             DECEMBER 31
                                                                        ----------------------
                                                                           1996        1995
                                                                        ----------  ----------
                                                                            (000 OMITTED)
REVENUE:
  As Previously Reported..............................................  $  796,578  $  607,242
  AMISYS, ESi, HPR & NHES.............................................     154,212     108,661
  Adjustments.........................................................         121          (1)
                                                                        ----------  ----------
  As Restated.........................................................  $  950,911  $  715,902
                                                                        ----------  ----------
                                                                        ----------  ----------
NET INCOME (LOSS):
  As Previously Reported..............................................  $   73,954  $  (17,569)
  AMISYS, ESi, HPR & NHES.............................................       8,306      10,254
  Adjustments.........................................................          73        (580)
                                                                        ----------  ----------
  As Restated.........................................................  $   82,333  $   (7,895)
                                                                        ----------  ----------
                                                                        ----------  ----------

    The following acquisitions have been accounted for under the purchase method of accounting. The results of operations for each acquisition have been included in the accompanying financial statements since each date of acquisition.

    On October 31, 1997, the Company completed the acquisition, for approximately $30 million in cash, of AT&T Healthcare, a provider of software solutions and remote processing services for financial and payroll needs of healthcare providers in the United Kingdom. In connection with the acquisition, the Company allocated $7.7 million of the purchase price to incomplete research and development projects as determined by independent appraisal. Accordingly, these costs were expensed as of the acquisition date.

    On December 31, 1996, the Company completed the acquisition of Gemini, Ltd., the National Health Service (NHS) business unit of Cap Gemini UK PLC, for approximately $3.5 million. Gemini Ltd. runs remote processing operations in the South Thames region of the NHS organization in the United Kingdom.

    In June, 1995, the Company acquired CPG in exchange for HBOC Common Stock valued at approximately $200 million. The following unaudited pro forma information was prepared assuming the transaction was consummated on January 1, 1995, and excludes the effect of the 1995 nonrecurring charge.

                                                                               FOR THE YEAR
                                                                                   ENDED
                                                                             DECEMBER 31 1995
                                                                             -----------------
                                                                               (000 OMITTED)
Revenue....................................................................     $   784,097
Net Income.................................................................     $    74,256
Earnings per Share.........................................................     $       .38

    This pro forma information is not necessarily indicative of the results of operations that would have been attained had the acquisition been consummated on January 1, 1995, or that may be attained in the future.

9. LEGAL PROCEEDINGS:

    The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position or results of operations.

                         COMMON STOCK DATA (UNAUDITED)

    The tables below present the quarterly high and low sales prices and dividend information for the Company's Common Stock as furnished by The Nasdaq Stock Market's National Market. There were 3,231 holders of record of the Company's Common Stock as of December 31, 1997.

                                                                                1997
                                                                 -----------------------------------
                                                                                         DIVIDENDS
                                                                                         DECLARED
QUARTER                                                            HIGH        LOW       PER SHARE
---------------------------------------------------------------  ---------  ---------  -------------
First..........................................................  $   36.13  $   23.75    $     .01
Second.........................................................  $   36.06  $   21.25    $     .01
Third..........................................................  $   42.25  $   34.25    $     .02
Fourth.........................................................  $   46.83  $   37.00    $     .02
                                                                                               ---
      Total..........................................................................    $     .06
                                                                                               ---
                                                                                               ---

                                                                                1996
                                                                 -----------------------------------
                                                                                         DIVIDENDS
                                                                                         DECLARED
QUARTER                                                            HIGH        LOW       PER SHARE
---------------------------------------------------------------  ---------  ---------  -------------
First..........................................................  $   25.48  $   16.38    $     .01
Second.........................................................  $   35.38  $   23.88    $     .01
Third..........................................................  $   35.00  $   25.25    $     .01
Fourth.........................................................  $   36.25  $   25.00    $     .01
                                                                                               ---
      Total..........................................................................    $     .04
                                                                                               ---
                                                                                               ---

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of HBO & Company:

    We have audited the accompanying consolidated balance sheets of HBO & Company (a Delaware Corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBO & Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Atlanta, Georgia                                      Arthur Andersen LLP
February 6, 1998

                            STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS                         INVESTOR INFORMATION
HBO & Company                                  The Company routinely sends its annual and
301 Perimeter Center North                     quarterly reports to interested investors. To
Atlanta, Georgia 30346                         receive information, please write the Company
(770) 393-6000                                 or call:
FAX: (770) 393-6092                            (800) HBOC-411
http://www.hboc.com                            [(800) 426-2411]

STOCK LISTING                                  INVESTOR RELATIONS
HBO & Company's common stock is traded on The  Security analysts and other investor
Nasdaq Stock Market's National Market          inquiries should be directed to:
(symbol: HBOC). Put and call options on HBO &  Monika Brown
Company are traded on the Pacific Stock        Investor Relations
Exchange.                                      HBO & Company
                                               (800) HBOC-411
                                               [(800) 426-2411]

ANNUAL MEETING                                 SEC FORM 10-K
HBO & Company's annual meeting will be held    Copies of the 10-K report filed with the
on Tuesday, May 12, 1998, at 9:00 a.m.         Securities and Exchange Commission are
Eastern time at its Corporate Headquarters.    available without charge, except for
You are cordially invited to attend.           exhibits.
                                               To request a copy, please write the Company
                                               or call:
                                               (800) HBOC-411
                                               [(800) 426-2411]

TRANSFER AGENT AND REGISTRAR                   AUDITORS
SunTrust Bank, Atlanta                         Arthur Andersen LLP
Corporate Trust Department                     133 Peachtree Street, N.E.
P.O. Box 4625                                  Atlanta, Georgia 30303
Atlanta, Georgia 30302                         (404) 658-1776
(800) 568-3476
(404) 588-7815

Communications regarding transfers, lost       CORPORATE COUNSEL
certificates, dividends or change of address   Jones, Day, Reavis & Pogue
should be directed to SunTrust Bank at the     3500 SunTrust Plaza
above address.                                 303 Peachtree Street, N.E.
                                               Atlanta, Georgia 30308-3242
                                               (404) 521-3939

                               BOARD OF DIRECTORS

CHARLES W. MCCALL--CHAIRMAN                    ALTON F. IRBY III
President and Chief Executive Officer          Deputy Chairman and Chief Executive
HBO & Company                                  NatWest Markets Global Corporate Advisory
ALFRED C. ECKERT III                           Limited
President                                      GERALD E. MAYO
Greenwich Street Capital Partners, Inc.        Chairman
HOLCOMBE T. GREEN, JR.                         Midland Financial Services, Inc.
Chairman and Chief Executive Officer           JAMES V. NAPIER
WestPoint Stevens Inc.                         Chairman
PHILIP A. INCARNATI                            Scientific-Atlanta, Inc.
President and Chief Executive Officer          DONALD C. WEGMILLER
McLaren Health Care Corporation                President and Chief Executive Officer
                                               Management Compensation Group/HealthCare
                                               Compensation

                               CORPORATE OFFICERS

CHARLES W. MCCALL*                             DOMINICK A. DEROSA
Chairman of the Board,                         Senior Vice President--Enterprise Sales
President and Chief Executive Officer          TIMOTHY S. HEYERDAHL
ALBERT J. BERGONZI*                            Senior Vice President--Finance and Treasury,
President and Co-Chief Operating Officer       and Accounting Officer
JAY P. GILBERTSON*                             CHARLES W. MILLER
President, Co-Chief Operating Officer, Chief   Senior Vice President--Operations
Financial Officer, Treasurer, Principal        GLENN N. ROSENKOETTER
Accounting Officer and Secretary               Senior Vice President--Payor Solutions Group
JAY M. LAPINE*                                 and HBOC UK Ltd.
Senior Vice President, General Counsel and     E. CHRISTINE RUMSEY
Assistant Secretary                            Senior Vice President--Human Resources
RUSSELL G. OVERTON*
Senior Vice President--Business Development

------------------------

* Executive Officer

HBOC OFFICES

Corporate Headquarters
301 Perimeter Center North
Atlanta, GA 30346
(770) 393-6000
http://www.hboc.com

United States                 Canada

Amherst, MA                   London, Ontario
Boulder, CO                   Hamilton, Ontario
Cambridge, MA
Charlotte, NC                 Puerto Rico
Chicago, IL
Dallas, TX                    Hato Ray
Dubuque, IA
Eugene, OR                    United Kingdom
Hauppauge, NY
Lexington, MA                 Buckinghamshire
Longwood, FL                  Newcastle
Malvern, PA                   Nottingham
Minneapolis, MN               Redditch
Mt. Laurel, NJ                Romford
Phoenix, AZ                   Sheffield
Pittsburgh, PA                South Bank
Rockville, MD
Salt Lake City, UT            Ireland
San Diego, CA
San Francisco, CA             Dublin
Scottsdale, AZ
Springfield, MO               Israel
Tampa, FL
Wheeling, IL                  Jerusalem





Copyright-COPYRIGHT-1998 HBO & Company. All rights reserved. Pathways 2000 is a registered trademark of HBO & Company. Connect 2000 is a trademark of HBO & Company. Improving Healthcare Performance is a service mark of HBO & Company. AR3/98